SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 9
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2006
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
TITLE OF ISSUE	REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2006, as subsequently amended, as follows:
-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section,

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section,

-	Exhibit (d) is hereby amended by replacing the “Recent Developments—The Federal Republic of Germany” section with the text on pages 2 to 7 hereof,

-	Exhibit (d) is hereby amended by replacing the section “KfW” with the text on pages 8 to 149 hereof, and

-	Exhibit (e) is hereby replaced by Exhibit (e) attached hereto.
This report is intended to be incorporated by reference into KfW’s prospectus dated April 9, 2007 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     Unless explicitly stated otherwise, financial information relating to KfW Bankengruppe presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”).
     Amounts in tables may not add up due to rounding differences.
     On April 9, 2008, the noon buying rate for cable transfers in New York City payable in euro was EUR 0.6328 per U.S. dollar ($1.5804 per euro).
EXCHANGE RATE INFORMATION
     We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the period indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average (1)	High	Low
Quarter ended March 31, 2008	1.5805	1.5278	1.5805	1.4495

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from October 2007 through March 2008, as reported by the Federal Reserve Bank of New York.

	High	Low
2007
October	1.4468	1.4128
November	1.4862	1.4435
December	1.4657	1.4603
2008
January	1.4877	1.4574
February	1.5187	1.4495
March	1.5805	1.5195
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
THE FEDERAL REPUBLIC OF GERMANY
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product
Gross Domestic Product (GDP)
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
4th quarter 2006	1.0	4.0
1st quarter 2007	0.6	3.7
2nd quarter 2007	0.2	2.6
3rd quarter 2007	0.7	2.5
4th quarter 2007	0.3	1.8
     Economic growth in the fourth quarter of 2007 was driven by foreign trade and gross fixed capital formation: An increase of seasonally and calendar-adjusted exports by 1.3% and a slight decline of imports by 0.2 % resulted in net exports contributing 0.7% to quarterly GDP growth. As regards domestic demand, growth was based exclusively on gross fixed capital formation in machinery and equipment, which increased by 3.4% compared to the third quarter of 2007, while capital formation in construction decreased by 1.1% compared to the third quarter. Final consumption expenditure had a dampening effect on growth due to declines of 0.8% in final consumption expenditure of households and 0.5% in government final consumption, which had developed positively over the first three quarters of 2007.
Source: Statistisches Bundesamt, Detailed results on the economic performance in the 4th quarter of 2007, press release of February 26, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/02/PE08   073   811, templateId=render Print.psml).
For 2007 as a whole, real GDP grew by 2.5% compared to 2006. Economic growth was due to both domestic and foreign demand. Net exports contributed 1.6 percentage points to GDP growth, confirming the importance of foreign trade for the economic performance of Germany. Domestic demand grew by only 0.9% in real terms as compared to 2006. This increase was almost exclusively driven by gross fixed capital formation, which grew by an above average 5.0% and contributed 0.9 percentage points to annual GDP growth from 2006 to 2007. At the same time, the decline in private consumption by 0.4% compared to 2006 (contribution to GDP growth: -0.3 percentage points) following the VAT rise at the beginning of 2007 almost offset the strong growth of public consumption by 2.1% from 2006 to 2007 (contribution to GDP growth: +0.4 percentage points).
Source:   Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2007 (March 2008), Table 2.3.2.

Inflation Rate
Inflation Rate
(based on overall consumer price index)

	Percentage change on previous		Percentage change on the same
Reference period	month		month in previous year
February 2007	0.5		1.8
March 2007	0.2		2.0
April 2007	0.5		2.1
May 2007	0.0		2.1
June 2007	0.0		1.9
July 2007	0.6		2.1
August 2007	-0.1		2.2
September 2007	0.1		2.7
October 2007	0.3		2.8
November 2007	0.5	(1)	3.2	(1)
December 2007	0.6		3.1	(1)
January 2008	-0.3	(1)	2.8
February 2008	0.5		2.8

(1)	For reference months November and December 2007 the underlying index values were corrected downwards by 0.1 index points.
     The high year-on-year rate of price increase in February 2008 was mainly due to significantly higher energy prices – in particular, for household energy and motor fuels. Electricity prices in February 2008 also increased above average on a year-on-year basis, while gas prices decreased slightly. Excluding the price trend for mineral oil products, the year-on-year rate of price increase would have been 2.3%. Other factors influencing the year-on-year rate of price increase included the increases in prices of food and non-alcoholic beverages and the introduction of tuition fees in some federal states. The price increase in February 2008 compared to January 2008 was mainly due to seasonal price increases for package holidays, accommodation services and, to a lesser extent, liquid fuels.
Source: Statistisches Bundesamt, Consumer prices in February 2008: +2.8% on February 2007, press release of March 14, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/03/PE08   111   611, templateId=render Print.psml).
     On an annual average, inflation as measured by the percentage increase in the overall consumer price index accelerated from 1.6% in 2006 to 2.3% in 2007. The principal drivers of inflation were the VAT rise by 3 percentage points, which came into effect as from January 2007, and the increases in energy and food prices.
Source: Deutsche Bundesbank, Monatsbericht März 2008, Table X.7.

Unemployment Rate
Unemployment Rate
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)
January 2007	9.1	8.8
February 2007	9.2	8.7
March 2007	8.9	8.6
April 2007	8.5	8.5
May 2007	8.3	8.5
June 2007	8.1	8.5
July 2007	8.2	8.4
August 2007	8.3	8.3
September 2007	7.9	8.2
October 2007	7.6	8.1
November 2007	7.9	8.0
December 2007	8.1	7.8
January 2008	8.2	7.6
February 2008	8.1	7.4

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.
     The number of employed persons increased by approximately 534,000, or 1.4%, in February 2008 compared to February 2007. At the same time, the number of unemployed persons decreased by 550,000, or 14.7%, in February 2008 compared with February 2007.
     On an annual average, the number of employed persons in 2007 was approximately 39.7 million, which represented an increase of 653,000 persons, or 1.7%, over 2006. The number of unemployed persons decreased by 641,000, or 15.1%, to 3.6 million in 2007 compared with 2006. The percentage of unemployed persons in the total workforce thus was 8.3% in 2007 on average, which was well below the annual unemployment rate of 9.8% in 2006.
Sources: Statistisches Bundesamt, Hinweise zur ILO-Arbeitsmarktstatistik ab Berichtsmonat September 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/DE/Content/Statistiken/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise   ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries /EconomicIndicators/LabourMarket/Content100/arb430a, templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures (estimation)
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries /EconomicIndicators/LabourMarket/Content75/arb422a, templateId=renderPrint.psml); Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2007 (February 2008), Table 1.10; Statistisches Bundesamt, Upward tend on labour market undiminished, press release of April 1, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/04/PE08   136   132, templateId=render Print.psml).

Current Account and Foreign Trade
Current Account and Foreign Trade

	(balance in EUR billion)
Item	January to December 2007	January to December 2006
Foreign trade	198.8	159.0
Services	-20.5	-22.4
Factor income (net)	24.6	23.0
Current transfers	-30.1	-26.8
Supplementary trade items	-10.8	-18.7

Current account	162.0	114.1

Source: Statistisches Bundesamt, German foreign trade in 2007: Exports +8.5%, imports +5.0%, press release of February 8, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/02/PE08   047   51, templateId=render Print.psml).

	(balance in EUR billion)
Item	January to February 2008	January to February 2007
Foreign trade	34.0	30.7
Services	-1.1	-2.8
Factor income (net)	7.3	7.9
Current transfers	-8.5	-8.5
Supplementary trade items	-1.5	-1.6

Current account	30.1	25.8

Source: Statistisches Bundesamt, German exports in February 2008: +9.0% on February 2007, press release of April 9, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/04/PE08   142   51, templateId=render Print.psml).
Public Finance
Germany’s General Government Deficit/Surplus and the Excessive Deficit Procedure
In June 2007, the Ecofin Council adopted the Commission’s recommendation that the excessive deficit procedure against Germany opened in 2003 should be terminated. The Ecofin Council determined that Germany’s general government deficit had been reduced in a credible and sustainable manner, taking into account further projected deficit reductions.
Fiscal Maastricht Criteria
(in percent of nominal GDP)

Reference Period	General government balance	General government gross debt
2006	-1.6%	67.6%
2007(1)	0.0%	65.0%

(1)	Provisional figures, partly estimated.
     The development of the general government deficit/surplus and debt in 2007 was positive. According to the December 2007 update of the German stability program, the surplus is expected to rise to 1/2% of nominal GDP, while the debt-to-GDP ratio will decline to 59 1/2% in 2010, which in both cases would comply with the EU’s reference values (i.e., general government deficit not exceeding 3% of nominal GDP and general government debt not exceeding 60% of nominal GDP).

Sources: Commission of the European Communities, Recommendation for a Council Decision abrogating Decision 2003/89/EC on the existence of an excessive deficit in Germany, Brussels, 16 May 2007 (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=CELEX:52007SC0619:EN:HTML); Council of the European Union, 2804th Council meeting, Luxembourg, press release of June 5, 2007 (http://www.consilium.europa.eu/ueDocs/cms—Data/docs/ pressData/en/ecofin/94513.pdf);
Deutsche Bundesbank, Monatsbericht März 2008, Table IX.1; Deutsche Bundesbank, Maastricht-Schuldenstand 2007 steigt, Schuldenquote sinkt, press release of March 31, 2008
(http://www.bundesbank.de/download/presse/pressenotizen/2008/20080331.schuldenquote.pdf);Bundesministerium der Finanzen, German Stability Programme, December 2007 Update
(http://www.bundesfinanzministerium.de/nn   4540/DE/Wirtschaft   und   Verwaltung/Finanz   und   Wirtschaftspolitik /Finanzpolitik/Deutsches   Stabilitaetsprogramm/ 073anl2,templateId=raw,property=publicationFile.pdf).
Receipts and Expenditures
     The following table presents receipts and expenditures in the public sector for the years 2003 to 2007:
Public Sector Accounts (1)

	2007	2006	2005	2004	2003
	(EUR in billions)
Federal Government, Länder governments and municipalities
Receipts	685.2	638.7	604.1	580.6	584.7
of which Taxes (2)	574.9	530.5	493.0	481.3	481.8
Expenditures	694.0	679.5	675.6	662.9	664.2

Balance	-8.9	-40.8	-71.5	-82.2	-79.5

Social security
Receipts	477.5	472.8	467.5	467.3	467.7
Expenditures	468.4	469.3	471.5	468.6	475.4

Balance	9.1	3.5	-4.0	-1.3	-7.7

Consolidated public sector
Receipts	1,064.0	1,017.2	977.0	958.1	961.9
Expenditures	1,063.8	1,054.5	1,052.6	1,041.7	1,049.2

Balance	0.2	-37.3	-75.6	-83.6	-87.3

(1)	Definition according to the national accounts.

(2)	Excluding taxes of domestic sectors to EU.
Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2007 (March 2008), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

Debt of the Federal Government
     The following table summarizes the direct debt of the Federal Government at December 31, 2007:
Summary of the Direct Debt of the Federal Government

Principal Amount
Outstanding as of
December 31, 2007
(EUR in millions)
Federal Bonds	589,718
Inflation-linked Securities	15,000
Five-year Federal Notes	180,000
Federal Treasury Notes	108,000
Federal Savings Notes	10,286
Treasury Discount Paper	35,475
Federal Treasury Financing Paper	2,487
Borrowers’ note loans	16,181
of which from residents	15,817
of which from non-residents	364
Old debt (1)	4,472
of which from equalization claims	4,120
Other	40
Repurchased debt	39,867
Medium-term notes of Treuhandanstalt	205

Total	921,997

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2007, Bundesanzeiger Nr. 31 of February 26, 2008, page 713)

KFW
GENERAL
Overview
     KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government. KfW operates under the umbrella brand name KfW Bankengruppe. It conducts its business in the following four areas, three of which operate under the respective brand names noted in italics:
•	Investment finance:
o	KfW Mittelstandsbank (KfW SME Bank) promotes small and medium-sized enterprises (“SMEs”), business founders, start-ups and self-employed professionals; and

o	KfW Förderbank (KfW Promotional Bank) offers financing for housing, environmental, education and infrastructure projects.
•	Export and project finance:
o	KfW IPEX-Bank (which, since January 1, 2008, has been a legally independent entity wholly-owned by KfW), offers customized financing for exports and project and corporate financing world-wide.
•	Promotion of developing and transition countries:
o	KfW Entwicklungsbank (KfW Development Bank) deals with KfW’s public sector development cooperation activities; and

o	DEG (Deutsche Investitions- und Entwicklungsgesellschaft, German Investment and Development Company; a legally independent entity wholly-owned by KfW) finances private-sector investments in developing countries.
•	Shareholdings, treasury and services.
     As of December 31, 2007, KfW Bankengruppe held total assets of EUR 354.0 billion, including loans and advances of EUR 285.8 billion. Of the total assets, EUR 228.9 billion related to investment finance, EUR 43.7 billion related to export and project finance and EUR 22.7 billion related to the promotion of developing and transition countries. KfW Bankengruppe’s promotional business volume amounted to EUR 87.1 billion in 2007, of which EUR 67.6 billion, or 78%, represented loan commitments and EUR 19.4 billion, or 22%, represented the volume of securitization transactions and guarantees.
     KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Federal Republic of Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the European Union in Brussels, Belgium.
Ownership
     The Federal Republic holds 80% of KfW’s capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. Shares in KfW’s capital may not be pledged or transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative share of capital held by the Federal Republic and the Länder.
Legal Status
     KfW is organized under the Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW is not subject to corporate taxes (although certain of its subsidiaries are) and does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support growth in the volume of its business. KfW is prohibited from distributing profits, which are instead allocated to statutory and special reserves. KfW is also prohibited from taking deposits, conducting current account business or dealing in securities for the account of others.
Relationship with the Federal Republic
Guarantee of the Federal Republic
     The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under this statutory guarantee ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered.
Institutional Liability (Anstaltslast)
     Under the German administrative law principle of Anstaltslast, the Federal Republic has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.
Understanding with the European Commission
     In order to clarify that the Federal Republic’s responsibility for KfW’s obligations is compatible with prohibitions under European Union (“EU”) law against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition (the “Commissioner”) held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission (the “Commission”), it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the statutory guarantee of the Federal Republic. The understanding acknowledges that KfW’s role in providing financing for, in particular, small- and medium-sized enterprises, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its co-operation with developing countries, is promotional and thus compatible with EU rules.
     In the area of export and project finance, the understanding with the Commission required KfW to transfer to a legally independent subsidiary that portion of export and domestic and international project finance activities which the Commissioner deemed to fall outside the scope of the promotional activities of KfW. The actual transfer of such activities had to be effected by December 31, 2007 and as from that date KfW may not fund the subsidiary at other than market rates of interest or extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.
     KfW will continue to be permitted, however, to engage directly in the following promotional export and project finance activities:

•	implementation of international promotional programs, such as the interest-rate subsidized programs CIRR (Commercial Interest Reference Rate) and LASU (Large Aircraft Sector Understanding), which are recognized as promotional activities in accordance with the OECD consensus;

•	participation in syndicated financing activities outside the EU, the European Economic Area and the countries being considered for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.
     In accordance with the rules of the EC Treaty, the Commission transformed the understanding into a “decision” of the Commission. The Federal Republic formally accepted the decision with respect to the understanding. Part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the Commission and amended the KfW Law and KfW’s by-laws accordingly.
     On January 1, 2008, KfW IPEX-Bank GmbH, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly-owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the Commission. KfW IPEX-Bank conducts those export and project finance activities which the Commissioner deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. The permitted promotional export and project finance activities are conducted by KfW IPEX-Bank in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank’s financing business at market rates based on the ratings of AA- and Aa3 (both with stable outlook) assigned to KfW IPEX-Bank by Standard and Poor’s Rating Services and Moody’s Investors Service, respectively. In accordance with the understanding with the Commission, KfW IPEX-Bank obtained a banking license and is subject to the German Banking Act and the corporate tax regime. For more information on KfW’s spin-off of KfW IPEX-Bank, see “Business — Export and Project Finance (KfW IPEX-Bank)”.
Supervision
     KfW is generally exempt from the requirements of the German Banking Act (Kreditwesengesetz). Under the KfW Law, the Federal Ministry of Finance, in consultation with the Federal Ministry for Economics and Technology, supervises KfW and monitors KfW’s compliance with applicable laws and KfW’s by-laws. These powers of supervision do not include the right to influence business decisions made by KfW’s Board of Managing Directors or Board of Supervisory Directors. KfW’s Board of Supervisory Directors, which was enlarged pursuant to the Promotional Bank Restructuring Act and consists of seven Federal Ministers, seven appointees of each of the two Houses of Parliament, the Bundesrat and the Bundestag, and representatives of various sectors and institutions of the German economy supervises KfW’s overall activities. For more information on the Board of Managing Directors and the Board of Supervisory Directors, see “Management and Employees”.
     In addition to the annual audit of its financial statements, KfW, as a government-owned entity, is subject to an audit that meets the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). The Budgeting and Accounting Act requires that this audit and the resulting reporting be designed so as to enable the Board of Supervisory Directors, the responsible Federal Ministry, and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinions and to take action as and when required. One of the specific aspects to be covered by this audit and the related reporting is the proper conduct of KfW’s business by its management.
     Under the terms of the various agreements concluded between KfW and the government authorities sponsoring KfW’s programs, KfW is also required to have an auditor to report on the proper discharge of KfW’s duties and the efficiency and effectiveness of its administration.
Corporate Background
     KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the

European Recovery Program (the “ERP”, or Marshall Plan). Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund” under the control of the Federal Ministry of Economics and Technology. KfW has expanded and internationalized its operations over the past decades. In 1994, following the re-unification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank (Staatsbank) of the GDR, which was located in Berlin.
     In September 2001, KfW acquired DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”) from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and countries in transition.
     In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the Commission. The Promotional Bank Restructuring Act became effective on August 22, 2003 and implemented the merger of DtA into KfW with retroactive effect as of January 1, 2003. The merger was effected by a transfer of the Federal Republic’s shares in DtA into a special capital reserve of KfW. In connection with the combination of KfW’s and DtA’s SME businesses, KfW Mittelstandsbank was created as a new, separately-branded platform for all SME related financing instruments. In addition, a Mittelstandsrat (SME advisory council) was established at KfW which consults and decides on proposals concerning KfW’s SME-related business, taking into consideration KfW’s overall business plan. The Mittelstandsrat is chaired by the Federal Minister of Economics and Technology and includes other members of the Federal Government.

BUSINESS
Introduction
     KfW Bankengruppe conducts its business in four principal business areas: investment finance; export and project finance; promotion of developing and transition countries; and shareholdings, treasury and services. In addition to the total assets and loans and advances of KfW Bankengruppe, the following table shows the relative size of each of the three operative business areas (investment finance, export and project finance, and promotion of developing and transition countries) in terms of total assets and total loan commitments for each of the years indicated. The table also shows securitization commitments outstanding and the volume of securitization transactions in each year. KfW’s securitization activities are part of its investment finance business. No loan commitments are made in the shareholdings, treasury and services area, given the nature of its business.
Total Assets and Promotional Business Volume by Business Area and Securitizations

	As of December 31,
	2007	2006
	(EUR in millions)
Total assets of KfW Bankengruppe	353,997	334,389
of which investment finance	228,934	204,285
of which export and project finance	43,710	43,232
of which promotion of developing and transition countries	22,726	22,055

Loans and advances of KfW Bankengruppe	285,805	258,136

Securitization commitments outstanding (1)	75,144	76,696

	Year ended December 31,
	2007	2006
	(EUR in millions)
Loan commitments by business area
Investment finance	47,358	40,484
Export and project finance	16,068	15,001
Promotion of developing and transition countries	4,208	3,374

Total loan commitments	67,634	58,078
Securitization transaction volume (2)	19,417	17,892

Total promotional business volume (3)	87,051	76,751

(1)	Aggregate principal amount of outstanding securitization commitments as of December 31, 2007 and 2006, respectively, consisting of commitments in connection with credit-default swaps under KfW’s PROMISE and PROVIDE securitization programs in the amount of EUR 73,491 million in 2007 and EUR 72,403 million in 2006, as well as irrevocable loan commitments in the amount of EUR 1,653 million in 2007 and EUR 4,293 million in 2006.

(2)	Consisting of commitments made by KfW in 2007 in the amount of EUR 19,352 million in 2007 and EUR 17,827 million in 2006 (including commitments for the ABS SME Portfolio and guarantees) and first loss pieces retained by the originating bank.

(3)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.
Investment Finance
General
     To support the economic and policy objectives of the Federal Government, KfW offers a broad range of loan programs in Germany and elsewhere in Europe, grants funded from the federal budget, and loan securitization programs for banks within its investment finance business area. In 2007, KfW’s principal investment finance activities included the provision of funding to SMEs under its KfW Mittelstandsbank brand and financing for other government policy objectives under its KfW Förderbank brand.

     Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financings in its investment finance business. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to the ultimate borrower and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposure to, and the credit standing of, each banking institution to which it lends. In its investment finance business, KfW currently lends to approximately 350 banks.
     KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications for each borrower within the framework of specified loan, mezzanine or equity participation programs. Under the other model, KfW extends global loans or global funding facilities to commercial banks or financing institutions.
     Individual Loans. KfW explicitly defines detailed formal requirements for each loan it extends to the commercial bank as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers do not apply directly to KfW, however, and may only apply for a KfW loan through their regular bank or another bank or savings bank of their choice. The intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. Loans made by commercial banks are normally collateralized by real property or other assets, or are guaranteed by the Federal Republic or by one of the Länder. The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals, first by the intermediate bank and then by KfW, for each borrower. KfW’s loan approval, however, is in most cases based solely on a review of the loan application with respect to compliance with the formal requirements defined for the particular loan program.
     In its traditional pricing model, the commercial banks to which KfW lends are permitted to on-lend the funds at fixed spreads over the applicable interest rate payable to KfW. This fixed spread pricing model continues to apply in KfW’s loan programs to individuals, which represent the substantial portion of KfW’s lending under KfW Förderbank’s programs, as well as in KfW’s loan programs for start-up financing. However, effective April 1, 2005, KfW replaced the fixed-spread model with a risk-adjusted pricing model for new commitments in many of its loan programs targeted at SMEs and other commercial enterprises.
     In its risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. In each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable interest rate up to the maximum for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.
     As described above, in the traditional SME loan programs offered by KfW, the on-lending banks are liable to KfW and bear the risk of customer default. In recent years, KfW Mittelstandsbank has been reworking and renewing its SME financing programs to increase its support for SMEs. The recent focus has been on enhancing the support under its most important SME loan program (the Unternehmerkredit, or Entrepreneurial Loan, program) in order to encourage on-lending banks to extend loans, especially to SMEs with a higher risk profile, and on complementing its products with a new equity mezzanine program.
     Since July 2, 2007, KfW has been offering the option of a partial (50%) exemption from liability to on-lending banks under its Unternehmerkredit program, to which the risk-adjusted pricing model applies, with respect to loans made to established SMEs with at least two years market experience. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. In addition, KfW Mittelstandsbank’s mezzanine and equity participation programs and special programs for investments by micro-enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrower. KfW’s risk under these programs is covered or compensated in different ways: by means of a risk pool funded by risk premiums included in the interest rate charged to the ultimate borrower; or by means of guarantees from the Federal Government or the European Investment Fund.
     KfW’s many German commercial banking on-lending customers include the 11 German Landesbanken. The Landesbanken are German public law financial institutions that have traditionally focused on the banking business for and in the Land in which they operate. Until July 2005, obligations of the Landesbanken benefited from government credit support (Gewährträgerhaftung). According to a settlement reached with the Commission in July 2001 relating to state aid to the Landesbanken, however, borrowings by the Landesbanken incurred after the settlement date and maturing after December 31, 2015 and all borrowings after July 19, 2005 no longer benefit from government credit support. KfW’s long-term receivables from on-lending operations involving Landesbanken amounted to EUR 48 billion as of December 31, 2007. Of this amount, EUR 18.2 billion (37.9%) continues to benefit from Gewährträgerhaftung. Since the settlement, KfW’s credit line management has increased its focus on the individual financial strength of each institution. In addition, most of the loans to the Landesbanken have been, and will continue to be, secured by collateral. Over time, the risk profile of the loans to the Landesbanken will shift further from government risk to a profile comparable to KfW’s other loans to the banking sector.
     Global Loans and Global Funding Facilities. Global loans and global funding facilities are extended in the form of lump sums to commercial banks or promotional institutions of the federal states (Landesförderinstitute) in order to facilitate the processing of KfW loans. Global loans and global funding facilities differ from KfW’s individual program loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower, and, in general, a higher degree of flexibility for the on-lending financial institution. As a result, global loans and global funding facilities entail lower administrative costs for both KfW and the on-lending bank or financial institution compared with KfW’s traditional lending programs. KfW offers three different kinds of global loans or global funding facilities, two of which are targeted at Landesförderinstitute.
     KfW extends global loans to selected commercial banks in Germany and Europe in the form of a lump sum which the banks break down and grant as individual loans to fund their own financing needs for SMEs, housing projects and municipal infrastructure projects. KfW expects the receiving banks to on-lend these funds within a reasonable period of time. In contrast to KfW’s individual program loans, these global loans offer greater loan structure flexibility, as the mode of repayment may be agreed individually between the bank and its customer and the interest rate may be variable or fixed. The interest rate for the ultimate borrower is composed of KfW’s funding rate to the bank plus an individual risk-adjusted margin. The margin is determined by the ultimate borrower’s creditworthiness, which is evaluated on the basis of the bank’s rating system. The bank and KfW agree on the methodology used to calculate the margin.
     In the framework of its traditional loan programs, KfW also extends global loans to some Landesförderinstitute. Most of the Landesförderinstitute are independent public law institutions and benefit from explicit guarantees by the respective German federal state (Land). In total, KfW extends global loans to 19 Landesförderinstitute, each of which is responsible for promotional issues within its Land or Länder, as the case may be. Landesförderinstitute use KfW’s global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective Land within the framework of cooperative loan programs of the Landesförderinstitut and KfW. The conditions of each cooperative loan program must comply with the conditions of the relevant KfW program.
     Finally, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering Landesförderinstitute broad flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.
     Advisory Services. In its branches in Berlin, Bonn and Frankfurt, KfW maintains advisory centers to inform individuals and enterprises about the various promotional programs of the Federal Government and the Länder governments. For an in-depth analysis of their investment and business plans, entrepreneurs and SMEs may also turn to KfW’s advisory service (KfW-Beratungssprechtage). This service is offered at 50 different locations in Germany in cooperation with other institutions engaged in promoting the economy. Through partial funding of coaching and advisory services, KfW supports individual entrepreneurs in the early start up-phase of their business ventures, as well as SMEs in determining the necessary steps to effect a turnaround in case of a temporary crisis. In February 2008, KfW started a new advisory service for SMEs offering grants under its new ERP Energy Efficiency Program that is funded completely by federal funds. For more information on KfW’s advisory services, see “— KfW Förderbank (KfW Promotional Bank) — Environmental Investment Programs” below.

Promotional Business Volume
     The following table shows KfW’s promotional business volume for investment finance in Germany and elsewhere in Europe for each of the years indicated:
Investment Finance Promotional Business Volume

	Year ended December 31,
	2007	2006
	(EUR in millions)
KfW Mittelstandsbank
Loan Programs	11,211.8	10,145.5
of which global loans to commercial banks	1,437.0	3,631.9
of which global loans to Landesförderinstitute	5,652.0	3,651.0
Mezzanine Programs	1,214.0	2,139.6
Equity Participation Programs	339.4	280.8

Total commitments	12,765.2	12,565.9

PROMISE (1)	10,483.1	10,250.1

Total KfW Mittelstandsbank	23,248.3	22,816.0

KfW Förderbank
Housing Investment Programs	14,642.4	15,147.4
of which global loans to commercial banks	1,900.0	1,200.0
of which global loans to Landesförderinstitute	723.1	666.3
Education Programs	1,314.3	1,341.8
Municipal Infrastructure Programs	3,111.8	3,222.9
of which global loans to commercial banks	39.0	55.0
of which global loans to Landesförderinstitute	408.7	561.2
Environmental Investment Programs	7,203.1	4,609.6
Global funding facilities to Landesförderinstitute	8,321.0	3,596.0

Total commitments	34,592.6	27,917.8

PROVIDE (2)	8,933.4	7,641.5

Total KfW Förderbank	43,526.0	35,559.3

Total promotional business volume in Germany and elsewhere in Europe (3)	66,774.3	58,375.3

(1)	Consisting of commitments made by KfW in the amount of EUR 10,480.7 million in 2007 and EUR 10,250.1 million in 2006 (including transactions under the PROMISE program and its variations, guarantees and commitments for the ABS SME Portfolio) and first loss pieces retained by the originating banks. Guarantees amounted to EUR 16.0 million in 2007 and EUR 27.2 million 2006. Commitments for the ABS SME Portfolio amounted to EUR 444.8 million in 2007 and EUR 780.6 million in 2006. First loss pieces retained by the originating banks amounted to EUR 2.4 million in 2007. No first loss pieces were retained by the originating banks in 2006.

(2)	Consisting of commitments made by KfW in transactions under the PROVIDE program and its variations in the amount of EUR 8,871.3 million in 2007 and EUR 7,577.2 million in 2006. First loss pieces retained by the originating banks amounted to EUR 62.1 million in 2007 and EUR 64.3 million in 2006.

(3)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.
     To support the German and European economies, KfW committed EUR 66.8 billion (including securitization transactions) in 2007, compared to EUR 58.4 billion in 2006. In 2007, commitments by KfW Mittelstandsbank and KfW Förderbank amounted to EUR 23.2 billion and EUR 43.5 billion, respectively. The increase in KfW Mittelstandsbank commitments was mainly due to an increase in KfW’s Unternehmerkredit program and an increase in securitization transactions in 2007 compared to 2006. The increase in KfW Förderbank commitments was due primarily to a strong rise in commitments under KfW’s environmental investment programs and a substantial increase in global funding facilities to Landesförderinstitute.

KfW Mittelstandsbank (KfW SME Bank)
     KfW Mittelstandsbank promotes SMEs, business founders, start-ups and self-employed professionals. According to the KfW-Mittelstandspanel 2007 survey of SMEs in Germany, there were 3.5 million SMEs (including enterprises with an annual group turnover of up to EUR 500 million) in Germany in 2006. SMEs conducted 52% of the gross investment by the German corporate sector, employed almost two-thirds of the workforce and trained more than three-fourths of apprentices in 2006.
     The KfW Mittelstandsbank programs consist of loan programs (including global loans to Landesförderinstitute as well as German and European commercial banks), mezzanine programs and equity participation programs, as well as securitization activities conducted principally through the PROMISE program, all of which are described below. In 2007, the commitments under KfW Mittelstandsbank programs amounted to EUR 23.2 billion (including securitizations) compared to EUR 22.8 billion in the previous year. At EUR 12.8 billion, commitments (excluding securitizations) under these programs showed a slight increase compared to EUR 12.6 billion in 2006. Commitments under the PROMISE program and its variations also increased slightly from EUR 9.4 billion in 2006 to EUR 10.0 billion in 2007. For more information on the PROMISE program, see “— Securitization Programs” below.
     Loan Programs. Commitments under KfW’s SME loan programs amounted to EUR 11.2 billion in 2007, compared to EUR 10.1 billion in 2006. Commitments for global loans decreased substantially from EUR 3.6 billion in 2006 to EUR 1.4 billion in 2007. As global loans involve a small number of transactions but are large in amount, a slight decrease or increase in the number of transactions can have a relatively high impact on total loan volume under KfW’s SME loan programs.
     Among the SME loan programs, the Unternehmerkredit program is the most important. This program, which was introduced in September 2003, offers financing for a broad range of investments, such as construction and purchases of machinery. Commitments amounted to EUR 9.0 billion in 2007 compared to EUR 6.1 billion in 2006, a substantial increase of 48%. This increase was mainly due to the higher level of investment by German SMEs combined with stronger demand for loan financings. In the Unternehmerkredit program, KfW applies the risk-adjusted rate system and offers the on-lending banks a partial risk-sharing as described above.
     KfW also offers several smaller loan programs for special financing purposes, such as micro-finance and acquisition finance. The previous programs StartGeld and Micro Loan, tailored to the respective needs of start-ups and small enterprises, were merged into a new KfW-StartGeld program as of January 1, 2008. KfW offers the on-lending banks an 80% exemption from liability under the new program. For partial coverage of the risks, KfW has applied for a guarantee by the European Investment Fund (EIF) funded by the Commission. Under the Acquisition Finance program, KfW participates in the financing of mergers and acquisitions of SMEs with the aim of supporting necessary company succession. KfW only refinances the arranging financial institution and does not itself participate in the respective bank syndicate. Commitments under this program amounted to EUR 232 million in 2007, compared to EUR 78 million in 2006. This strong increase was primarily due to the favorable market environment in the first half of 2007. Commitments thus again reached the levels of the years 2003 and 2004.
     Mezzanine Programs. KfW extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements combining characteristics of debt and equity capital. The on-lending bank is not liable to KfW for the subordinated loan. In its mezzanine financing, KfW seeks to tailor the terms and conditions of its lending to each borrower’s risk profile in order to provide a better correlation between yield and risk weighting. As a result, the interest rate of the subordinated loan takes account of both the prevailing rates in the capital markets and the borrower’s credit standing. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW fully assumes the risk of the subordinated loan, it reserves the right to review and, if necessary, to revise the bank’s assessment by applying KfW’s own rating standards.
     Commitments under the KfW Mittelstandsbank mezzanine programs decreased from EUR 2,140 million in 2006 to EUR 1,214 million in 2007, which was due to a decrease in KfW’s largest mezzanine program launched in December 2005, the ERP Innovation Program. This program, which KfW developed in recognition of the importance of innovation for economic growth and employment, is offered in cooperation with the ERP Special Fund and serves to finance market-oriented research and the development of new products as well as their introduction in the market. In 2006, interest rates under this program were set at a particularly favorable level for borrowers in order to facilitate a successful launch of the program. After an adjustment of interest rates to less subsidized levels in 2007, commitments under the ERP Innovation Program decreased from

EUR 1,634 million in 2006 to EUR 707 million in 2007, which is in line with original expectations for the program. KfW’s other mezzanine programs comprise the Unternehmerkapital (Entrepreneurial Capital) family, which consists of three components: ERP-Kapital für Gründung (ERP Capital for Start-ups), for start-ups and young companies for a period of up to two years after the start of the business; ERP-Kapital für Wachstum (ERP Capital for Growth), for young companies that have been in business for more than two years but less than five years; and Kapital für Arbeit und Investitionen (Capital for Work and Investments), for established companies that have been operating in the market for more than five years. Commitments under the Unternehmerkapital programs in 2007 remained at the level of 2006.
     Equity Participation Programs. KfW provides loans to equity investors, typically private equity companies and venture capital companies. These investors, in turn, make equity investments in SMEs. In addition, KfW provides new equity for innovative SMEs by direct investment, provided that a private investor provides at least the same amount in equity. KfW extends these loans for equity participations under various programs.
     In recent years, the programs through which KfW funds equity investments in start-ups and innovative SMEs have been particularly affected by the consolidation in the market for equity financings of early-stage and technology companies. While at least in general the downward trend in this market has ceased and early-stage and technology companies are benefiting from strong economic growth in Germany, the financing conditions for early-stage investments nevertheless remain difficult. In 2007, KfW’s overall commitments in equity participation programs amounted to EUR 339 million compared to EUR 281 million in 2006.
     Under the ERP-Startfonds program, which was launched in 2004, KfW provides new equity for early-stage investments into technology-based companies. Commitments under this program increased significantly from EUR 43 million in 2006 to EUR 54 million in 2007.
     2007 was the second operational business year of the High-Tech-Gründerfonds, a public/private partnership of the Federal Republic and German industry in which KfW holds a minority stake. This entity, which finances the founding of companies focusing on research and development, accounted for commitments totaling EUR 26 million in 2007 compared to EUR 29 million in the previous year. These amounts are not included in the amounts shown in the tables above because the High-Tech-Gründerfonds is not consolidated on KfW’s balance sheet as KfW holds only a minority stake.
     At the end of 2007, KfW launched its new KfW-Genussrechtsprogramm (KfW Equity-Mezzanine Program), with a first commitment amounting to EUR 0.5 million. This program seeks to improve the equity ratio of small- and medium-sized companies with an annual turnover of up to EUR 150 million by offering hybrid equity financings. The KfW Equity-Mezzanine Program is offered in cooperation with private equity companies, with which KfW shares the risk.
KfW Förderbank (KfW Promotional Bank)
     Under its KfW Förderbank programs, KfW provides housing-related loans and grants as well as financing for other government policy objectives, such as municipal infrastructure, environmental protection and education. Most of the loans of KfW Förderbank programs are extended to private individuals. In 2007, the commitments under KfW Förderbank programs, including securitizations, amounted to EUR 43.5 billion compared to EUR 35.6 billion in 2006. This increase in commitments was mainly due to a high volume of commitments in the environmental investment programs and a substantial increase of global funding facilities to Landesförderinstitute. In addition, the volume of commitments relating to securitization transactions and global loans to commercial banks increased in 2007.
     Under the “Housing, Environment, Growth” initiative that was launched by the Federal Government and KfW in February 2006, certain of KfW Förderbank’s existing programs are subsidized by additional federal funds. This initiative substantially improves the terms of loans under these programs by providing for lower interest rates and higher maximum loan amounts. At the beginning of 2007, special promotional targets were added in connection with this initiative under the infrastructure-based KfW Municipal Loan and Social Investments programs. In 2007, the Federal Government decided to provide financing for a further two years and to prolong the promotional initiative from 2009 through 2011.
     Housing Investment Programs. KfW Förderbank’s housing investment programs provide funds for the promotion of home ownership, for repairs and modernization, and for the reduction of CO2 emissions.

     In terms of loan commitments, the Home Ownership Promotion Program is KfW’s most important housing investment program. Under this program, any individual who purchases or builds housing in Germany for his or her own use may obtain a promotional loan. In 2007, KfW committed EUR 5.3 billion under the Home Ownership Promotion Program, compared to EUR 4.4 billion in 2006, supporting an additional 92,036 owner-occupied houses and apartments compared to 77,753 in 2006.
     KfW’s CO2 Building Rehabilitation Program provides long-term financing for renovation plans designed to reduce energy consumption in residential buildings constructed prior to 1984 through measures such as thermal insulation of exterior walls, roofs and basements and renewal of windows and heating systems. In 2007, KfW committed EUR 1.9 billion under this program compared to EUR 3.5 billion in 2006. This decrease was due to special low interest rates for housing loans made available by the Federal Government and KfW in connection with the promotional initiative “Housing, Environment, Growth” from February to April 2006 and represents a return to more normal levels. The CO2 Building Rehabilitation Program makes use of federal funds to subsidize interest rates. In 2007, a new form of subsidy was introduced under KfW’s CO2 Building Rehabilitation Program to further promote energy-saving measures by individuals.
     Under the Housing Modernization Program, KfW provides long-term financing for individual energy-saving modernization measures of the same kind financed under the CO2 Building Rehabilitation Program, as well as for typical modernization measures in existing residential buildings. In 2007, KfW committed EUR 3.3 billion under this Housing Modernization Program compared to 3.9 billion in 2006.
     Under the Ecological Construction Program, KfW supports the construction of highly energy-efficient new buildings (e.g., energy-efficient houses and so-called “passive” houses that have no central heating and use little energy) and the use of renewable energies for heating in new buildings. Commitments under the program amounted to EUR 2.1 billion in 2007.
     In addition, KfW extended global loans to commercial banks for on-lending to private home owners in the amount of EUR 1.9 billion in 2007, compared to EUR 1.2 billion in 2006. As global loans involve a small number of transactions but are large in amount, a slight decrease or increase in the number of transactions can have a relatively high impact on total loan volume under KfW’s housing programs.
     Education Programs. Under its various education programs, KfW supports students and employees in advanced occupational training with direct loans. In 2007, KfW’s commitments amounted to EUR 1.3 billion. Loans under these education programs are guaranteed by the Federal Government.
     Commitments under the KfW student loan program KfW-Studienkredit (KfW Student Credit), under which KfW grants loans at its own risk, amounted to EUR 475 million in 2007. Under this program, German or other EU citizens and their dependants who study at a state or state-approved university in Germany can draw a monthly amount of between EUR 100 and EUR 650 for a maximum period of ten semesters. KfW-Studienkredit loans are designed as framework agreements, so the committed volume is the maximum amount, which is not necessarily fully drawn. Students between 18 and 30 years of age are eligible for the program.
     New programs were launched in 2006 and 2007 on behalf of some Länder governments (Lower Saxony, Bavaria, Hamburg and Saarland) to finance tuition fees in those Länder, whereby KfW cooperates with the Länder governments in the area of loan processing. The programs are guaranteed by the Länder.
     Municipal Infrastructure Programs. Through KfW’s infrastructure programs, municipalities and municipally-owned enterprises have for many years been offered a range of products to finance investments in the municipal and social infrastructure. KfW’s current infrastructure programs focus on three target areas: municipal investment (loans on-lent through banks to companies that are majority-owned by municipal authorities); social investment (loans on-lent through banks to non-profit organizations); and the KfW Municipal Loan (direct loans to municipalities). In 2007, EUR 3.1 billion in commitments were granted under the KfW infrastructure programs compared with EUR 3.2 billion in 2006.
     Environmental Investment Programs. Under its environmental investment programs, KfW finances environmental protection projects, mostly undertaken by private companies. Financing under these programs is provided, in particular, for measures to save energy, to reduce greenhouse gas emissions and to promote the use of renewable energy sources. Under the Solar Power Generation program, financing is provided for investments in the installation of small photovoltaic systems mostly demanded by private individuals. In 2007, KfW commitments under these programs amounted to EUR 7.2 billion compared with EUR 4.6 billion in 2006. A large share of these commitments represents commitments for investments in the sector of renewable energy. The increase in commitments was due to an overall increase of commitments under KfW’s environmental investment programs and the start of a new program for the promotion of low-emission vehicles. In February 2008, KfW started a new program called ERP Energy Efficiency Program, for which it expects an annual loan volume of approximately EUR 350 million.
     Global Funding Facilities to Landesförderinstitute. In 2007, KfW extended global funding facilities to Landesförderinstitute for the funding of their own promotional activities in the amount of EUR 8.3 billion compared with EUR 3.6 billion in 2006. As global funding facilities involve a small number of transactions but are large in amount, a slight decrease or increase in the number of transactions can have a relatively high impact on the total volume of commitments. The increase, however, was driven by significantly higher demand from Landesförderinstitute for short-term funding, since, due to a new pricing model depending on the term of the loans, KfW was able to offer the Landesförderinstitute lower interest rates for short-term funding.
Securitization Programs
     Synthetic Programs. In 2000, in order to foster the promotion of SMEs through the support of on-lending German commercial banks by easing the transfer of credit risk on their SME loans to the capital markets, KfW established a synthetic securitization program known as PROMISE (Program for “Mittelstand”-Loan Securitization). Under its KfW Mittelstandsbank brand, KfW has securitized 26 portfolios of commercial loans of German and other European banks comprising approximately 104,000 SME loans in the aggregate amount of EUR 46 billion from 2000 through 2007. In 2007, due to higher demand from banks, a record loan volume of EUR 10.0 billion was securitized under the PROMISE program and its variations compared to EUR 9.4 billion in 2006.
     In 2001, KfW also established PROVIDE, a synthetic securitization program for residential mortgages. Under its KfW Förderbank brand, KfW securitized 40 portfolios of German and other European banks comprising approximately 1.2 million loans in the aggregate amount of EUR 75.9 billion from 2001 through 2007. In 2007, loan portfolios in an aggregate amount of EUR 8.9 billion were securitized under the PROVIDE program and its variations compared to EUR 7.6 billion in 2006. Through PROMISE and PROVIDE, KfW has made an important contribution to the establishment of SME loans and residential mortgages as new asset classes in the German capital markets. KfW plans to increase its focus on transactions with smaller portfolio sizes to reach more regionally bound or smaller banks.
     All securitization transactions to date have followed a standardized basic structure whereby KfW acts as intermediary credit-default swap provider between lending commercial banks and mortgage banks and the capital markets. As such, KfW generally enters into a credit-default swap with the originating bank to provide cover for specified credit risks of the assets being securitized. In general, KfW then contractually lays off the risks assumed under the credit-default swap with third parties by (1) entering into further credit-default swaps with highly-rated credit institutions (or, upon provision of highly-rated collateral, other financial institutions) and, in most cases, (2) issuing credit-linked certificates of indebtedness to a special-purpose vehicle (“SPV”) as collateral against the SPV’s obligations under mirroring credit-linked notes (“CLNs”), issued by the SPV to investors.
     The proceeds from the sale of CLNs are used by the SPV to purchase the certificates of indebtedness from KfW on the issue date of the CLN. KfW uses the cash proceeds to fulfill its payment obligations under its certificates of indebtedness to the SPV, and, to the extent obligations arise in respect of KfW’s credit-default swap with the originating bank (i.e., any realized losses occurred in the reference portfolio), to pay compensation to the originating bank. In this case, the payment obligations of KfW under the certificates of indebtedness are reduced simultaneously in an amount matching the compensation payments under the credit-default swap with the originating bank.
     In 2006, KfW started to selectively retain parts of AAA-rated super senior swap tranches in transactions under the PROMISE and PROVIDE programs, which amounted to EUR 1.7 billion as of December 31, 2007.
     In a few transactions under the PROMISE and PROVIDE programs, KfW developed bridge solutions for short periods of time in order to be able to bring portfolios to the market at an appropriate point in time. During such periods, KfW’s risk is either hedged by highly rated credit institutions in a private transaction or KfW retains a portfolio risk, which, if classified, would be equivalent to a single A-rated level.

     Since December 2005, KfW has operated a promotional program called “ABS-Mittelstandsportfolio” (ABS SME Portfolio). Under this program, KfW invests in tranches of SME loan-portfolios, which were or will be securitized in order to foster the tradability of SME risks and thereby encourage the creation of liquid capital markets for this asset class. In this respect, KfW also invests selectively in non-rated tranches, including the first loss piece (i.e., the tranche to which losses on the underlying loan portfolio are allocated first) against appropriate market risk premiums. By providing liquidity for non-rated tranches of selected SME asset-backed transactions in this manner, the ABS SME Portfolio promotes the approval of new loans for SMEs by the originating banks. Over the next few years, KfW intends to build a EUR 2 billion ABS SME Portfolio. With new investments in nine SME securitization transactions in the amount of EUR 445 million in 2007 compared to investments in ten transactions in the amount of EUR 781 million in 2006, as of end of 2007, the outstanding amount of KfW’s ABS SME Portfolio was EUR 1,075 million. The decrease of new investments in 2007 compared to 2006 was due to a particularly large single investment of EUR 493 million in 2006 reflecting a bridge solution, which was already paid back by the originator at the end of the same year. In addition, the financial markets crisis in the second half of 2007 limited investment opportunities for the ABS SME Portfolio and contributed to the decrease in new investments compared to 2006.
     In 2007, there was no material change with respect to the level of risk that KfW incurred as a result of changes in the ratings of transactions concluded under the PROMISE and PROVIDE platforms.
     True Sale Initiative. In 2003, 13 German and international banks, including KfW, which acted as neutral coordinator, joined forces to develop a market for true sale securitization transactions in Germany (the “True Sale Initiative”). In 2004, the True Sale Initiative established the necessary infrastructure for true sale securitization transactions, which consists of two elements. The first element is True Sale International GmbH, a company with limited liability that provides services to the securitization industry in Germany. Its primary task is to promote asset backed securities transactions and to certify them when certain quality standards are met. The second element is a securitization platform that may be used by any interested bank, including banks not participating in the True Sale Initiative or True Sale International GmbH. This securitization platform comprises three non-profit foundations (charitable trusts) whose function is to become the shareholders of separate SPVs in individual securitization transactions. KfW is one of 13 stakeholders in True Sale International GmbH, holding a 7.7% stake, and is the founder of the charitable trusts forming part of the securitization platform. KfW does not give any guarantee or similar support to True Sale International GmbH or the charitable trusts.
Export and Project Finance (KfW IPEX-Bank)
Business
     KfW IPEX-Bank operates on a worldwide basis, offering project and corporate financing within Germany and abroad, as well as export and trade financing. It offers a full range of financing products with a focus on long-term financing, including structured financing, investment financing, acquisition financing and project financing. Through its 50% stake in Movesta Lease and Finance GmbH (formerly IKB Immobilien Leasing GmbH), KfW IPEX-Bank conducts independent lease finance operations. More recently, KfW IPEX-Bank has increasingly offered short-term instruments, such as performance and payment bonds and non recourse purchase of receivables discounted at market rates.
     KfW IPEX-Bank’s principal customers are large corporations with international operations and larger medium-sized companies in basic and manufacturing industries, as well as in the commerce, health, power and energy, environmental protection, telecommunications, shipping, aviation, rail and road, airport and harbors and other industry sectors. Traditionally, loans extended by KfW IPEX-Bank are used for export and project financings. In recent years, KfW has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes. Loans are also used to acquire sources of raw materials for the German industry and are conditioned upon raw material deliveries into the Federal Republic for the term of the loan. In addition, loans serve to co-finance large-scale infrastructure projects in the European transport sector.
     KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank makes a significant portion of its loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications and intends to expand its syndication activities. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through “risk-participations,” for which KfW IPEX-Bank pays a fee to the bank assuming the risk.

     From time to time, KfW IPEX-Bank also enters into framework loan agreements with foreign banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amount of individual loans is usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.
     Loans extended by KfW IPEX-Bank are generally secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk from the Federal Government if the host country risk is assessed to be substantial.
     A substantial portion of export finance loans is guaranteed by the Federal Republic through Euler Hermes Kreditversicherungs-AG, the official German export credit insurer (“HERMES”). HERMES insurance covers up to 95% of KfW IPEX-Bank’s risk, with the result that the portion covered becomes the equivalent of German government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that it does not exceed a certain portion of the total delivery for which an export finance loan was extended. In addition to HERMES insurance, KfW IPEX-Bank frequently obtains a guarantee from a foreign export credit agency or a government instrumentality in the buyer’s country.
     In recent years, for borrowers in other European and Organization for Economic Cooperation and Development (“OECD”) countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2007, KfW IPEX-Bank’s outstanding loans and guarantees outside Germany amounted to EUR 32.9 billion, of which EUR 7.1 billion, or 22%, were export finance loans guaranteed by HERMES.
Understanding with the European Commission
     In accordance with the understanding between the Commissioner and the German Federal Ministry of Finance reached in March 2002, KfW was required to transfer to a legally independent subsidiary that portion of its export and domestic and international project finance activities which the Commissioner deemed to fall outside the scope of the promotional activities of KfW by no later than December 31, 2007. See “General – Relationship with the Federal Republic – Understanding with the European Commission.”
     In 2003, KfW started to implement this understanding and set up a separate business unit under the KfW IPEX-Bank brand. Until December 31, 2007 KfW IPEX-Bank was organized as a bank-within-the-bank within KfW and was responsible for all lending activities at purely commercial terms and conditions in competition with other financial institutions. In 2007, KfW finalized the institutional structuring of KfW IPEX-Bank’s activities, completing its preparation for independent compliance with applicable banking law and regulation and the organizational and functional separation of various activities, including treasury, controlling, internal accounting and risk management. In April 2007, KfW IPEX-Bank was registered as a limited liability corporation under German law and a banking license was granted to allow for the preparation of the transfer of a part of the current loan portfolio in export and project finance from KfW to KfW IPEX-Bank GmbH.
     As of January 1, 2008, KfW IPEX-Bank GmbH commenced operations as a legally independent entity wholly-owned by KfW. KfW IPEX-Bank GmbH conducts the portion of export and project finance activities which the Commissioner deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW IPEX-Bank GmbH is located in Frankfurt and as of January 1, 2008 employed 457 persons (including temporary personnel). KfW IPEX-Bank GmbH is approved as an IRB (internal rating based)-advanced bank under the Basel II rules by the supervisory authorities – the Bundesanstalt für Finanzdienstleistungsaufsicht (Federal Financial Supervisory Authority) and Deutsche Bundesbank (German Federal Bank) – and has been assigned ratings of AA- and Aa3 (both with stable outlook) by the international rating agencies Standard and Poor’s Rating Services and Moody’s Investor Service.
Commitments
     In 2007, total commitments of KfW IPEX-Bank amounted to EUR 16.1 billion compared with EUR 15.0 billion in 2006. This increase was primarily due to high volume commitments in the ship finance business. However, as of December 31, 2007, KfW IPEX-Bank’s total outstanding loans and guarantees declined to EUR 46.3 billion from EUR 48.9 billion as of December 31, 2006, mainly due to the weaker U.S. dollar and because a portion of the increase in new commitments represented renewals of old commitments. 17% of total commitments in 2007 related to promotional export and project finance activities.
     Commitments by Sectors. The following table shows KfW IPEX-Bank’s commitments by economic sector in 2007 and 2006.

	Year ended December 31,
	2007	2006
	(EUR in millions)
Shipping	4,802	2,826
Rail and road	2,454	2,152
Basic industries	2,254	2,614
Power, renewables, water	1,906	2,453
Manufacturing industries, commerce and health	1,810	2,277
Aviation	1,213	949
Airports and harbors, construction industries	834	1,004
Telecommunications, media	654	704
Refinancing facility for AKA (1)	142	0
of which from ERP special fund	142	0
Other sectors	0	21

Total commitments (2)	16,068	15,001

(1)	AKA (Ausfuhrkreditgesellschaft mbH) is a consortium of German banks active in export financing.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (including grants and guarantees) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.
     Commitments by Geographic Area. In 2007, KfW IPEX-Bank’s commitments for project and corporate financings within Germany decreased to EUR 3.5 billion compared to EUR 5.2 billion in 2006. This decrease was primarily due to particularly large single transactions making a significant contribution to overall commitments in 2006. Project and corporate financings within Germany included loans to manufacturing and service companies and projects in the shipping, energy and rail and road sectors. Activities in connection with shipping, manufacturing industries and commerce accounted for a significant part of new commitments in 2007.
     KfW IPEX-Bank’s commitments to other countries increased substantially from EUR 9.8 billion in 2006 to EUR 12.6 billion in 2007, mainly reflecting an increase in financing in the shipping and, to a lesser extent, rail and road sectors. KfW IPEX-Bank’s export and project finance business to countries outside Germany includes loans that finance corporate investments in Germany and abroad, loans that finance direct investments by German and other European companies in countries abroad, and loans that finance projects by foreign borrowers which nevertheless serve German or European interests such as projects in natural resources. In 2007, commitments in the amount of EUR 6.7 billion were made in Europe (excluding Germany, but including Russia and Turkey).

     Commitments by Products. The following table shows KfW IPEX-Bank’s commitments by product in 2007 and 2006.

	Year ended December 31,
	2007	2006
	(EUR in millions)
Direct loans	5,204	2,777
Structured finance	3,244	4,324
Credit lines	1,747	1,079
Export finance	1,452	815
Project finance	1,396	1,195
Guarantees	1,139	2,648
Lease finance	775	703
Acquisition finance	772	1,314
Mezzanine and other products	340	145

Total commitments	16,068	15,001

     In recent years, KfW IPEX-Bank has expanded its product portfolio. In addition to its core products (project finance, structured finance, acquisition finance and corporate finance), it now offers trade finance (including bid and performance bonds and non recourse purchase of receivables discounted at market rates), mezzanine products, lease finance and derivatives as hedging instrument.
Funding
     The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. For export finance loans to developing countries, funds from the ERP Special Fund may also be used for subsidizing interest rates. See “Shareholdings, Treasury and Services – Treasury and Funding – Sources and Uses of Funds.” In 2007, EUR 49.2 million of loan disbursements were supported by the ERP Special Fund.
     The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on the bank’s capital. In connection with the sale of ships, KfW IPEX-Bank provides grants for the benefit of German shipyards that are financed from federal budget funds. Because the Federal Republic is a member of the OECD, loans financed with ERP Special Fund funds must comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are also generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for handling. Foreign-currency denominated loans are hedged through matched funding or other mechanisms.
     Since KfW IPEX-Bank commenced operations as a legally independent subsidiary on January 1, 2008, KfW has been providing funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings of AA- and Aa3 assigned to KfW IPEX-Bank by international rating agencies. Funds from the ERP Special Fund for subsidizing interest rates will be available only in those areas of export finance which the Commissioner has deemed to fall within the scope of the promotional activities of KfW. See “General – Relationship with the Federal Republic – Understanding with the European Commission.”
Promotion of Developing and Transition Countries
     In its promotion of developing and transition countries business, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and countries in transition, either under its KfW Entwicklungsbank (KfW Development Bank) brand, which promotes mainly public sector development cooperation activities, or through DEG, which promotes private-sector investments in developing countries.
     The following table sets forth KfW’s commitments for its promotion of developing and transition countries business in 2007 and 2006.

Promotion of Developing and Transition Countries Commitments

	Year ended December 31,
	2007	2006
	(EUR in millions)
KfW Entwicklungsbank
Loan commitments	2,119	1,496
of which federal funds	408	478
of which KfW’s funds refinanced in the capital markets	1,712	1,018
Grant commitments	803	864
Mandates (1)	80	85

Total KfW Entwicklungsbank	3,002	2,445

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,206	930

Total commitments	4,208	3,374

(1)	Mandates are grants funded by foreign governmental or supranational entities and distributed using KfW’s expertise and channels.
KfW Entwicklungsbank (KfW Development Bank)
     KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. Around 40% of these loans and grants are refinanced from federal budget funds provided to KfW and made according to instructions from the Federal Government. Mandates and both loan commitments for the account of the Federal Republic and grants, are funded by federal budget funds and by their nature, do not appear on KfW’s balance sheet.
     KfW extends financial cooperation loans in three ways:
•	Traditional Financial Cooperation Loans that are extended for the account of the Federal Republic;

•	Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. For the majority of these loans, the portion refinanced with KfW funds is usually guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance; and

•	Financial Cooperation Promotional Loans (FZ-Förderkredite), which are funded solely through funds raised by KfW in the capital markets and do not include interest reduction elements from the federal budget.
     Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of such projects, for which the Federal Government pays fees to KfW, calculated as a percentage of outstanding loans and grants. Based on KfW’s appraisal and its recommendation, the Federal Government decides whether or not to fund a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.
     Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds in order to verify compliance with the provisions of the loan or grant agreement.

     The following table shows KfW’s commitments under its KfW Entwicklungsbank brand in 2007 and 2006.
KfW Entwicklungsbank Commitments

	Year ended December 31,
	2007	2006
	(EUR in millions)
Loan commitments
Financial Cooperation Loans	277	280
Financial Cooperation Development Loans	579	704
of which federal funds	130	198
Financial Cooperation Promotional Loans	1,263	512

Total	2,119	1,496

Grant commitments	803	864
Mandates (1)	80	85

Total commitments	3,002	2,445

(1)	Mandates are grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels.
     Total commitments of KfW Entwicklungsbank increased by 23% to EUR 3,002 million in 2007 compared with EUR 2,445 million in 2006. This growth was due to an increase of Financial Cooperation Promotional Loans commitments, which are funded solely from KfW’s own funds.
     Consistent with KfW’s policy to increase its own funding of financial cooperation commitments, the share of commitments that were refinanced in the capital markets increased by 68% from EUR 1,018 million in 2006 to EUR 1,712 million in 2007. This amount corresponds to 57% of the total commitments of KfW Entwicklungsbank compared with 42% in 2006.
     In 2007, Asia accounted for 46% of financial cooperation financing commitments; Middle East/North Africa, for 7%; Europe/Caucasus, for 23%; sub-Saharan Africa, for 16%; and Latin America, for 9%. Project-tied commitments to finance development projects and programs amounted to EUR 2,951 million in 2007 compared with EUR 2,360 million in 2006. The greatest share of financial cooperation funds was committed to social infrastructure projects, with commitments totaling EUR 979 million, or 33% of total commitments (2006: 30%) and economic infrastructure projects, with commitments totaling EUR 978 million, or 33% (2006: 29%). Commitments in the financial sector added up to EUR 775 million, or 26% (2006: 24%). Commitments for non-project-tied aid (i.e., program-based joint financing to support general reforms) and commodity aid (i.e., supply of required commodities such as industrial raw materials not covered by a specific project), amounted to EUR 51 million in 2007 compared with EUR 85 million in 2006.
     Cooperation Between KfW Entwicklungsbank and GTZ. The Federal Government currently provides aid to developing countries mainly through two organizations: financial cooperation with developing countries through KfW Entwicklungsbank; and technical cooperation through Deutsche Gesellschaft für Technische Zusammenarbeit GmbH (“GTZ”), a private company owned by the Federal Government. GTZ provides solutions for political, economic, ecological and social development worldwide – frequently in cooperation with KfW. GTZ operates on a non-profit basis, and any surpluses generated by it are channeled back into development projects. According to its 2006 annual report, GTZ had a business volume (defined by GTZ as total income in the public benefit sector and total operating performance of GTZ International Services) of EUR 1,005 million, had approximately 1,000 employees in Germany and maintained offices in 67 countries.
     The Federal Government is considering coordinating its financial and technical cooperation more closely. In 2006, two studies regarding enhanced cooperation between KfW Entwicklungsbank and GTZ were commissioned. Those studies proposed various models, ranging from closer cooperation within the two existing separate organizations to a combination of the two organizations into a single institution. In general, the studies confirmed that there is a need for structural reform in German development cooperation and recommended that financial and technical cooperation be combined. Any decision as to whether and how to proceed with a reform will be made by the Federal Government. KfW is unable to predict whether, when or in what form the reform will occur.

DEG – Deutsche Investitions– und Entwicklungsgesellschaft mbH
     DEG, a limited liability corporation, is a legally independent entity founded in 1962 which KfW acquired from the Federal Republic in 2001. DEG is located in Cologne and in 2007 maintained ten representative offices in developing or transition countries. In 2007, DEG employed an average of 367 persons compared to 351 in 2006. DEG is fully consolidated in KfW’s consolidated financial statements.
     DEG’s activities extend to various countries in Africa, Asia, Latin America, and Central and Eastern Europe. DEG aims to establish and expand private enterprise structures in these countries as a contribution to sustainable growth and lasting improvement in the living conditions of the local population. To this end, DEG provides long-term capital for private enterprises investing in developing countries. In addition, DEG provides both finance and consultancy services in customized packages on a project basis.
     DEG pursues four key economic aims in its private sector development policy:
•	promoting direct investment, including with DEG’s own venture capital;

•	providing long-term debt finance to investment projects;

•	supporting pioneer investors in new countries and regions; and

•	strengthening local capital markets through financial sector development.
     DEG conducts its activities in cooperation with commercial banks rather than in competition with them. In its activities, DEG acts in accordance with commercial principles. Accordingly, it does not provide subsidized finance, but instead offers finance solely on commercial terms and conditions. DEG also seeks to mobilize other partners to provide additional capital for investment in its projects.
     As an instrumentality serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to corporate income tax. Like KfW, DEG does not distribute profits but instead re-channels them into new investments.
     DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated balance sheet, its debt represents obligations of DEG and not of KfW. In June 2001, KfW and DEG entered into a refinancing agreement, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint information technology management.
     DEG’s commitments in 2007 amounted to EUR 1,206 million (at own risk), compared with EUR 930 million in 2006. These commitments include risk participations by third parties in the amount of EUR 75 million in 2007, compared with EUR 12 million in 2006.
Shareholdings, Treasury and Services
Privatization Initiatives and Other Shareholdings
     Privatization Initiatives. In furtherance of the privatization initiatives of the Federal Government, KfW has acquired and sold shares of both Deutsche Telekom AG and Deutsche Post AG in various transactions since 1997. KfW has sold those shares through, among other transactions, German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.
     In the case of Deutsche Telekom AG, the number of shares held by KfW remained unchanged in 2007. As of December 31, 2007, KfW held 735.5 million shares of Deutsche Telekom AG, which represented a stake of approximately 17%. To KfW’s knowledge, the Federal Republic continued to hold a direct stake of approximately 15% in Deutsche Telekom AG as of December 31, 2007.
     In the case of Deutsche Post AG, KfW reduced its holdings of shares of Deutsche Post AG from 410.5 million to 368.3 million in 2007. This decrease resulted because substantially all (99.6%) holders of bonds exchangeable for shares in Deutsche Post AG, which had been issued by KfW in January 2004, exercised their exchange rights upon maturity of the bonds in January 2007. As of December 31, 2007, KfW held a stake of approximately 31% in Deutsche Post AG. To KfW’s knowledge, the Federal Republic holds no more shares in Deutsche Post AG.
     The Federal Government may sell further stakes in Deutsche Telekom AG to KfW in 2008. However, KfW expects its holdings in Deutsche Telekom AG and Deutsche Post AG shares to be reduced in the medium term.
     Other Shareholdings. KfW generally holds its subsidiaries and equity participations that are subject to German taxation through its two investment holding companies: KfW Beteiligungsholding GmbH; and KfW IPEX-Beteiligungsholding GmbH.
     As of December 31, 2007, the assets of KfW Beteiligungsholding GmbH consisted of a 37.8% stake in IKB Deutsche Industriebank AG (“IKB”), a 13.0% stake in Dedalus GmbH & Co. KGaA, which in turn holds a 7.5% economic stake in European Aeronautic Defence Space Company EADS N.V., and 100% stakes in Finanzierungs- und Beratungsgesellschaft mbH, ASTRA-Grundstücksgesellschaft mbH and tbg Technologie-Beteiligungs-Gesellschaft mbH (formerly owned by DtA Beteiligungs-Holding AG).
     KfW IPEX-Beteiligungsholding GmbH was established in 2005 to become the holding company for KfW IPEX-Bank GmbH’s participations. KfW IPEX-Beteiligungsholding GmbH holds KfW IPEX-Bank GmbH itself, which commenced operations as a legally independent subsidiary of KfW as of January 1, 2008. In addition, KfW IPEX-Beteiligungsholding GmbH holds a 50% share in Movesta Lease and Finance GmbH, which KfW acquired from IKB in 2005.
     IKB. IKB’s activities include the provision of medium- and long-term loans, equity and real estate financings and structured financings for SMEs, as well as leasing services. IKB is located in Düsseldorf, and its activities are conducted primarily in Germany. IKB’s obligations do not benefit from a guarantee of the Federal Republic or from Anstaltslast. Joint activities of KfW and IKB, which are conducted on an arm’s length basis, currently include the promotion of mezzanine-debt and promissory notes, particularly in the area of acquisition financing and the financing of European SMEs.
     As of December 31, 2007, KfW Beteiligungsholding GmbH held 37.8% of the total share capital of IKB. A German foundation that promotes research and industry held 11.7% of the shares of IKB, and the remaining shares of IKB were publicly held. On February 28, 2008, KfW Beteiligungsholding GmbH increased its stake in IKB by 5.6% in connection with the conversion of a mandatory convertible bond of IKB issued on January 10, 2008 (as described below). Currently, KfW, directly and through KfW Beteiligungsholding GmbH, holds an interest of 45.5% in IKB.
     In the wake of IKB’s difficulties in connection with the crisis in the U.S. subprime mortgage market (the “subprime crisis”) described below, KfW reviewed all strategic options with respect to its equity interest in IKB. Following a resolution by its Board of Supervisory Directors on November 30, 2007, KfW decided to pursue a prompt sale of its stake in IKB. At year-end 2007, KfW partially wrote down its equity interest in IKB by EUR 0.4 billion to market value based on IKB’s share price as of December 31, 2007, taking into consideration the costs expected to arise in connection with the sale of the interest. For more information on the sale of KfW’s stake in IKB, see “— Sale Process for Interest in IKB.”
     Risk Protection for IKB in 2007. At the end of July 2007, it emerged that IKB has significant exposures to risks arising in connection with U.S. subprime mortgage loans. At that time, these exposures arose from three sources:
•	IKB had provided, along with other banks, several liquidity facilities for the benefit of Rhineland Funding Capital Corporation (“RFCC”), a corporation incorporated under the laws of the State of Delaware, U.S.A. RFCC, through special-purpose entities (“SPEs”), has investments in structured credit portfolios in the form of collateralized debt obligations (“CDOs”) mostly exposed to U.S. subprime mortgage loans and, to a lesser extent, investments relating to German SME customer trade receivables.

•	IKB had also entered into revolving loan commitments for the benefit of certain third-party liquidity providers to the RFCC conduit (which is referred to as the “Havenrock structure”).

•	Finally, IKB had, and continues to have, substantial direct investments in structured credit portfolios on its balance sheet which include exposures to U.S. subprime mortgage loans.
     Due to deteriorating market conditions as a result of the ongoing subprime crisis, RFCC’s ability to refinance its investment portfolios was impaired, making it necessary for RFCC to draw upon the liquidity facilities provided to it by IKB, among others. In order to ensure IKB’s liquidity position, KfW, together with several of the German banking associations, committed to protect IKB from risks to which it is exposed in connection with the subprime crisis. For these purposes, a pool was established in August 2007, for which KfW is acting as pool leader. The banking associations are participating in the risk protection for IKB on a pro rata basis with KfW and their overall commitment is capped at EUR 1.2 billion. Corresponding to the three different sources of risks described above, the risk protection measures agreed upon in 2007 were as follows:
•	As from July 30, 2007, KfW, in coordination with the German banking supervisory authorities, assumed all of IKB’s rights and obligations under the liquidity facilities provided for the benefit of RFCC. The liquidity facilities as of that date totaled approximately EUR 8.1 billion.

•	In order to protect IKB from risks arising from the Havenrock structure, KfW entered into risk sub-participation agreements with IKB and IKB International S.A., Luxembourg, as a means of assuming risks to IKB arising from the structure up to a maximum amount of USD 1.5 billion. As an additional measure, KfW on January 10, 2008, subscribed for the entire issue of a EUR 54.3 million mandatory convertible bond due 2009 issued by IKB. Following a mandatory conversion event in mid-February, 8,794,661 new IKB shares were delivered to KfW on February 28, 2008.

•	To shield IKB from certain on-balance sheet risks up to a maximum amount of EUR 1 billion relating to a specified portfolio of structured financial instruments, KfW entered into financial guarantees and credit derivatives.
     As of December 31, 2007, the risk protection for IKB amounted to EUR 9.3 billion. Taking into account the banking associations’ risk participation of EUR 1.2 billion, KfW’s total exposure in connection with these risk protection measures was reduced by this amount to EUR 8.1 billion, while expected losses for KfW amounted to EUR 6.8 billion, as of December 31, 2007.
     KfW recorded the following charges in connection with the risk protection for IKB for the year ended December 31, 2007: individual loan loss allowances of EUR 5.8 billion recorded with respect to the liquidity facilities assumed from IKB as a result of the valuation of the assets securing such liquidity facilities (including loan loss allowances recorded as a result of the revaluation of such assets following the negative market developments in the first quarter of 2008, which were treated as an adjusting event after the balance sheet date (wertaufhellendes Ereignis)); individual loan loss allowances of EUR 0.4 billion recorded with respect to the financial guarantees used to protect IKB from certain on-balance sheet risks; and losses of EUR 1.7 billion recorded in connection with the valuation of the instruments used to shield IKB from risks arising in connection with the Havenrock structure and from certain on-balance sheet risks. Taking into account the banking associations’ risk participation of EUR 1.2 billion, which KfW capitalized as of December 31, 2007 in light of the expected losses in connection with the liquidity facilities and recorded as income, charges in connection with the risk protection for IKB totaled EUR 6.8 billion as of December 31, 2007.
     In addition, KfW recorded a partial write-down of EUR 0.4 billion on its stake in IKB as of December 31, 2007, increasing charges relating to IKB’s difficult situation to EUR 7.2 billion as of December 31, 2007.
     In order to partially cover the charges described above, KfW applied the entire balance of EUR 5.3 billion outstanding as of January 1, 2007 from its fund for general banking risks over the course of the second half of 2007. Under IFRS, the fund for general banking risk is a component of shareholders’ equity, so that KfW’s shareholders’ equity was reduced in a corresponding amount. Contrary to the accounting treatment in accordance with the German Commercial Code, under which reductions of the fund were recorded as income offsetting the charges recorded in connection with IKB’s financial difficulties, under IFRS these reductions did not impact the income statement.
     The assumption of IKB’s liquidity facilities by KfW (as described above) did not result in an obligation of KfW to consolidate the SPEs through which the RFCC conduit conducted its business in 2007 because the assumption of the liquidity facilities did not as such give KfW control over the SPEs and their assets. Upon implementation of the ongoing restructuring of the RFCC conduit, however, KfW expects to gain control over the assets of the SPEs and intends to transfer them to two new special-purpose entities (Spezialfonds), which will then be consolidated.
     For more information on the risk protection measures for IKB in 2007, including their accounting treatment, see “Financial Section – Economic Report” and Note 10 to the financial statements. For more information on the risk provisioning made in connection with the risk protection measures described above, see “Financial Report – Risk Report – Risk Protection for IKB.”
     Risk Protection for IKB in 2008. In February and March 2008, IKB announced that a reevaluation of its on-balance sheet investments in structured credit portfolios with a principal amount of EUR 5.8 billion (as of March 20, 2008) had resulted in additional valuation losses, which were not covered by the risk protection measures with respect to certain assets on IKB’s balance sheet described above.
     On February 14, 2008, in order to provide for additional risk protection for IKB, the Federal Government mandated KfW in accordance with § 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft), to implement capital measures up to an amount of EUR 2.3 billion for the benefit of IKB (the “Mandate”). Under the Mandate, KfW has, to date, made payments totaling EUR 1,050 million into IKB’s capital reserves (Kapitalrücklage) to bolster IKB’s mandatory core capital (bankaufsichtsrechtliches Kernkapital). KfW has also committed to the German Banking Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to ensure a subscription of new IKB shares, either by itself or a third party, in the amount of EUR 1.25 billion, in a planned cash capital increase (Barkapitalerhöhung) of up to approximately EUR 1.5 billion, which was authorized by IKB’s shareholders’ meeting on March 27, 2008. KfW’s commitment to subscribe for EUR 1.25 billion of the new IKB shares in the planned capital increase will be reduced to the extent that other shareholders or third parties participate in the planned transaction.
     On February 15, 2008, the German Federal Minister of Finance publicly stated in a government declaration in the Bundestag that the German association of private banks (Bundesverband deutscher Banken, or “BdB”) has agreed, subject to certain conditions, to participate in the additional support measures for IKB implemented by KfW in connection with the Mandate in an amount of EUR 300 million. In addition, the Federal Republic has committed to reimburse to KfW up to EUR 1.2 billion for losses incurred by KfW under the Mandate. Taking into account the commitments of the BdB and the Federal Republic, KfW currently does not believe that it will sustain any losses from measures implemented under the Mandate. Accordingly, the measures to which KfW has committed to date in connection with the Mandate, including the payments totaling EUR 1,050 million described above, do not require, as of the date hereof, an increase in the existing risk provisioning for potential losses to which KfW is exposed in connection with its support for IKB.
     Sale Process for Interest in IKB. KfW initiated a formal sale process for its stake in IKB on January 18, 2008. Potential bidders were invited to submit an indicative offer on the basis of an information memorandum. A number of bids were submitted from within Germany and abroad, and the sale process entered the next stage as planned. KfW has enabled the remaining bidders to perform a due diligence review of detailed documents at IKB and to submit a binding offer prepared on this basis. The due diligence process is being conducted in close coordination with IKB.
     Money Market Liquidity Facility. In February 2008, in order to facilitate IKB’s refinancing activities, KfW provided a money market liquidity facility (Geldhandelslinie) in an amount of up to EUR 1.5 billion to IKB for a period of 15 months. The liquidity facility is fully collateralized by loans extended by IKB in connection with its commercial business activities. The liquidity facility constitutes a banking transaction on market terms and is not part of the risk protection measures provided for IKB by KfW or the pool.

     State Aid Investigation. The IKB support measures described above are subject to examination by the European Commission with regard to their compatibility with state aid rules under the EC Treaty. The Federal Republic of Germany sent information on the support measures to the European Commission on various dates. The support measures were formally notified to the European Commission on January 15, 2008 and thereafter. On February 27, 2008, the Commission announced that it has opened an in-depth investigation into the state support measures for IKB. The Commission also stated that the opening of an investigation for state interventions of this magnitude is common.
     Certain Changes in IKB’s Management. On July 29, 2007, IKB’s Board of Supervisory Directors appointed Dr. Günter Bräunig, a member of KfW’s Board of Managing Directors, as Chief Executive Officer of IKB and Dr. Dieter Glüder, a director of KfW, as a member of IKB’s Board of Managing Directors. Due to their appointment to IKB’s Board of Managing Directors, Dr. Bräunig and Dr. Glüder have temporarily ceased to perform their functions as member of the Board of Managing Directors and director of KfW, respectively.
     On March 29, 2008, IKB’s Board of Supervisory Directors elected Mr. Werner Oerter, a director of KfW Bankengruppe and member of the Board of Managing Directors of KfW Beteiligungsholding GmbH, as its chairman. Mr. Oerter had joined IKB’s Board of Supervisory Directors following IKB’s shareholders’ meeting on March 27, 2008.
     EADS. On February 9, 2007, KfW, together with 14 other investors, agreed to acquire jointly from DaimlerChrysler group an indirect participation of 7.5% in the issued share capital (the “EADS stake”) of European Aeronautic Defense and Space Company EADS N.V. (“EADS”), a public limited liability corporation (naamlose vennootschap) organized under the laws of the Netherlands. EADS is a European aerospace and defense company, which holds, among other participations, a majority interest in Airbus S.A.S., the European aircraft manufacturer.
     The economic interest in the EADS stake is held through Dedalus GmbH & Co. KGaA, a partnership limited by shares (Kommanditgesellschaft auf Aktien, or KGaA) organized under German law, in which KfW Beteiligungsholding GmbH holds an interest of 13%. As a result, KfW is exposed to the economic risk equivalent to holding an equity stake of approximately 0.975% in EADS. The interests of KfW and the 14 other investors in the partnership and the EADS stake are subject to various resale restrictions. KfW and the 14 other investors will benefit from a special dividend distribution. Voting rights in the EADS stake remain with the Daimler group, and neither KfW nor any of the other investors are entitled – either directly or indirectly – to exercise any voting rights attached to the EADS stake.
     The investment of KfW, which amounted to approximately EUR 202 million, was made under a special mandate of the Federal Government in accordance with § 2 paragraph 4 of the KfW Law.
Treasury and Funding
     KfW’s treasury and funding activities in the financial markets comprise all treasury-related activities, including, among others, liquidity management as well as providing short- and long-term funding for KfW Bankengruppe by issuing a broad range of securities and commercial paper.
     Sources and Uses of Funds. KfW Bankengruppe’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its three operative business areas being financed from funds raised by KfW in the international financial markets. KfW Bankengruppe’s consolidated balance sheet total as of December 31, 2007 was EUR 354.0 billion. EUR 313.5 billion, or 89% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, as of December 31, 2007, KfW had EUR 18.5 billion in liabilities held in trust (i.e., for which the Federal Government provides the funding and assumes all risks), which do not appear on KfW’s consolidated balance sheet. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, about 80% of KfW Bankengruppe’s total borrowings outstanding at the end of 2007 had remaining maturities of one year or more.
     Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen). Long-term funding with initial maturities of more than one year (referred to as “capital-market funding” below) has gained importance in recent years as KfW Bankengruppe has increased the volume of its loan portfolio. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (referred to as “money-market funding” below) are of lesser importance to KfW’s financial market activities, as commercial paper issuances are primarily used for purposes of KfW’s liquidity management. The percentage of capital-market funding outstanding of total financial-market funds outstanding was approximately 90% at the end of 2007.
     All amounts stated in connection with KfW’s capital- and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less price discount and underwriting commissions, if any.
     Capital-Market Funding. The most important source of capital-market funding for KfW Bankengruppe are bond and note issues by KfW in the international capital markets. As of December 31, 2007, the amount of outstanding bonds and notes with an initial maturity of more than one year issued by KfW totaled EUR 241.4 billion, representing a EUR 11.4 billion increase from the EUR 230.0 billion outstanding as of December 31, 2006. The amount of new bonds and notes raised in the capital markets with an initial maturity of more than one year was EUR 62.4 billion in 2007 compared with EUR 51.9 billion in 2006.
     KfW’s capital-market funding policy pursues a dual aim: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a range of maturities.
     KfW’s capital-market funding is based on three pillars: its “benchmark” bond programs (in euro and U.S. dollar); publicly placed bonds outside the benchmark programs; and “private placements”, which is a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors. In 2007, benchmark bonds accounted for a funding volume of EUR 27.5 billion, or 43% of the total funding volume of EUR 64.6 billion. The two other funding sources accounted for EUR 26.6 billion, or 41%, and EUR 8.0 billion, or 12%, respectively, with the remaining 4% being funded by issuance of credit-linked certificates of indebtedness in connection with securitization transactions and Schuldscheindarlehen. Total funding volume, which increased by EUR 10.5 billion in 2007 compared to 2006, was primarily raised by increased funding in euro of EUR 2.9 billion and in pound sterling of EUR 4.8 billion. KfW’s most important core currencies are the euro, the U.S. dollar, the pound sterling and the Japanese yen, which together accounted for 89% of KfW’s total funding volume in 2007. In 2007, KfW’s total new capital-market funding was raised in 25 different currencies and approximately 570 separate capital market transactions.
KfW’s Total New Capital-Market Funding Volume 2007 by Currencies

Currency	EUR in billions	% of total
Euro (EUR)	25.3	39
U.S. dollar (USD)	16.9	26
Pound sterling (GBP)	11.0	17
Japanese yen (JPY)	4.1	6
Other core currencies (AUD, CAD, CHF, NZD)	3.7	6
Other currencies (e.g., TRY, ZAR, NOK and BRL)	3.6	6

Total	64.6	100

     With four new bonds with a total principal amount of EUR 18 billion issued in 2007, the euro benchmark program remains KfW’s most significant funding source. KfW’s most important program for U.S. investors has been its benchmark program in U.S. dollar, with four issues in a total principal amount of USD 13 billion in 2007. Until the end of 2007, the two-year note with a principal amount of USD 4 billion was KfW’s largest U.S. dollar bond issue ever. An additional USD 1.7 billion has been raised through KfW’s U.S. medium-term note program, which was launched in 2006 and which targets U.S. investors. Besides the eight benchmark issues in 2007, eight additional global bonds (in U.S. dollar, Japanese yen and South African rand) were issued and sold by KfW in 2007.

KfW’s Benchmark Bond Issues in 2007

	Principal amount		Interest rate
	in billions	Initial maturity (in years)	in % per annum
U.S. $-Benchmark I/2007	USD 3.0	10	4.875
U.S. $-Benchmark II/2007	USD 3.0	5	4.750
U.S. $-Benchmark III/2007	USD 3.0	3	5.000
U.S. $-Benchmark IV/2007	USD 4.0	2	4.500
Euro-Benchmark I/2007	EUR 5.0	10	4.125
Euro-Benchmark II/2007	EUR 5.0	3	3.875
Euro-Benchmark III/2007	EUR 5.0	5	4.625
Euro-Benchmark IV/2007	EUR 3.0	15	4.625
     With respect to outstanding borrowings, Schuldscheindarlehen continue to be KfW’s second most important capital-market funding instrument, with EUR 25.4 billion outstanding as of December 31, 2007, of which EUR 8.9 billion was included on KfW’s consolidated balance sheet in liabilities to banks and EUR 16.5 billion in liabilities to customers. Schuldscheindarlehen are a special instrument of the German capital market, whereby the lending entity, generally a bank, insurance company or public pension fund, receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on Schuldscheindarlehen range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, Schuldscheindarlehen have only limited liquidity in the interbank secondary market.

     The following table sets forth summary information concerning all of KfW’s bonds and notes, as well as Schuldscheindarlehen, outstanding with an initial maturity of more than one year:
Information on Funded Debt of KfW Bankengruppe
(as of December 31, 2007)

			Average
			interest			Average
			rate in %	Year		time to	Principal amount	Principal amount
	Number of	Interest	per annum	of	Year of	maturity	outstanding	outstanding
Currency	transactions	type	(1) (2)	issue	maturity	in years (2)	in currency	in EUR (3)
AUD	20	FIXED	5.5	1999 - 2007	2008 - 2017	4.1	7,094,300,000	4,233,633,705
BGN	1	FIXED	5.4	2007	2012	4.9	30,000,000	15,338,992
BRL	11	FIXED	8.5	2005 - 2007	2008 - 2017	3.5	1,930,000,000	742,922,032
CAD	12	FIXED	4.4	2004 - 2007	2010 - 2037	11.5	4,700,000,000	3,252,820,264
CHF	1	FLOATING	2.5	2007	2010	2.9	60,000,000	36,260,349
CHF	10	FIXED	3.0	1999 - 2007	2009 - 2037	8.8	3,850,000,000	2,326,705,747
CZK	5	FIXED	5.2	2002	2008 - 2009	0.8	10,000,000,000	375,544,540
DEM	1	FIXED	0.0	1993	2023	15.3	105,985,000	54,189,270
EGP	3	FIXED	7.4	2006 - 2007	2008 - 2012	4.0	1,275,000,000	156,903,920
EUR	414	FLOATING	5.0	1997 - 2007	2008 - 2057	20.9	17,312,500,991	17,312,500,991
EUR	351	FIXED	3.7	1980 - 2007	2008 - 2044	4.5	120,438,437,988	120,438,437,988
GBP	44	FLOATING	6.8	1999 - 2007	2009 - 2061	28.0	1,012,000,000	1,379,968,637
GBP	41	FIXED	5.3	1992 - 2007	2008 - 2037	8.1	27,473,988,000	37,463,677,644
HKD	6	FIXED	3.3	2003 - 2007	2009 - 2017	4.2	1,561,000,000	135,975,610
HUF	3	FIXED	6.5	2005 - 2006	2008 - 2012	2.2	38,500,000,000	151,736,097
IDR	1	FIXED	7.5	2007	2012	4.5	200,000,000,000	14,468,639
ISK	9	FIXED	10.8	2006 - 2007	2008 - 2017	1.2	54,500,000,000	593,035,909
JPY	1,074	FLOATING	2.8	1996 - 2007	2011 - 2038	22.0	1,565,988,000,000	9,494,864,489
JPY	38	FIXED	1.9	1995 - 2007	2008 - 2037	8.7	676,876,000,000	4,104,019,887
MXN	8	FIXED	8.9	2005 - 2006	2008 - 2011	1.6	4,748,940,000	295,438,140
MYR	2	FIXED	4.3	2006 - 2007	2013 - 2017	7.4	1,100,000,000	225,954,595
NGN	1	FIXED	7.4	2007	2010	2.1	6,000,000,000	34,387,895
NOK	1	FLOATING	5.8	2007	2010	2.7	500,000,000	62,829,857
NOK	26	FIXED	5.3	2002 - 2007	2008 - 2036	8.4	25,950,000,000	3,260,869,565
NZD	20	FIXED	6.7	2004 - 2007	2008 - 2015	2.9	4,772,000,000	2,508,410,429
PLN	1	FIXED	4.5	2006	2025	17.1	52,250,000	14,540,142
RON	2	FIXED	6.6	2006 - 2007	2008 - 2014	1.6	354,000,000	98,123,458
RUB	2	FIXED	6.2	2007	2012	4.3	6,500,000,000	180,625,799
SEK	3	FIXED	4.5	2004 - 2007	2009 - 2020	7.7	1,800,000,000	190,647,673
THB	1	FIXED	3.9	2007	2010	2.6	3,000,000,000	60,731,818
TRY	18	FIXED	14.7	2005 - 2007	2008 - 2017	2.3	2,310,000,000	1,345,369,831
USD	73	FLOATING	5.5	2000 - 2007	2008 - 2036	5.3	3,302,191,210	2,243,184,030
USD	249	FIXED	4.1	1993 - 2007	2008 - 2047	6.9	83,449,442,406	56,687,346,244
ZAR	19	FIXED	8.1	1998 - 2007	2008 - 2015	2.6	9,938,120,000	990,859,239

Total	2,471					7.5		270,482,323,426

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2007. Floating rate notes for which the interest rate is fixed in arrears are not included in the calculation of the weighted average of the interest rate.

(2)	Averages have been calculated on a capital-weighted basis taking into account the Principal amount outstanding in euro.

(3)	Conversion into euro on December 31, 2007.

     Money-Market Funding. Commercial paper was issued both directly by KfW and, until end of 2007, indirectly through KfW’s wholly-owned finance subsidiary in the United States, KfW International Finance Inc., a Delaware corporation (“KfW Finance”). All of KfW Finance’s commercial paper issues are fully and unconditionally guaranteed by KfW. In late 2007, KfW replaced KfW Finance’s commercial paper program with a new U.S. commercial paper program with KfW as issuer, thereby unifying KfW’s market appearance in the United States. Subject to further notice, KfW Finance will cease operations upon maturity of all U.S. commercial paper, which KfW Finance issued until the end of 2007. As of December 31, 2007, KfW Bankengruppe’s commercial paper outstanding totaled EUR 18.9 billion compared with EUR 10.1 billion at the end of 2006. This large increase was due to an already planned expansion of KfW’s commercial paper program as well as drawings under the liquidity facilities for the benefit of RFCC under which KfW assumed all rights and obligations in connection with the risk protection for IKB and which were partially refinanced through the issuance of commercial paper.
     Public Funds. The proportion of public funds in the group’s borrowings was 5% at the end of 2007. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 15.4 billion as of December 31, 2007, including EUR 13.0 billion in borrowings which were transferred from the ERP Special Fund due to its reorganization with effect as of July 1, 2007. The group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 106 million as of December 31, 2007. Public funds are made available to the group for use in special categories of investment finance and certain export and project finance transactions with developing countries. Public funds are particularly important in the area of financial cooperation, where KfW under its KfW Entwicklungsbank brand extends loans and disburses grants to foreign public sector borrowers and recipients in developing and transition countries. Public funds constituted approximately 40% of the sources of funding for financial cooperation purposes in 2007.
     Liquidity Management and Income Portfolios. As of December 31, 2007, KfW Bankengruppe held financial assets in an amount of EUR 45.7 billion compared with EUR 41.8 billion in 2006. See “Financial Section – Economic Report – Development of KfW Bankengruppe – Development of Assets” for more information concerning financial assets. EUR 37.1 billion, or 81%, of all financial assets were held in the form of negotiable securities for liquidity purposes or for the purpose of investing a portion of KfW’s own funds. The remaining financial assets were securities held as surrogate for loans or as equity investments in the context of KfW’s promotional business (e.g., ABS-Mittelstandsportfolio or DEG’s direct investments) as well as other equity participations held, directly or indirectly, by KfW. KfW’s holdings in shares of Deutsche Post AG and Deutsche Telekom AG are not included in financial assets but are presented on KfW’s consolidated balance sheet as loans and advances to customers.
     KfW pursues a conservative liquidity management strategy. For this purpose, KfW and its subsidiaries held financial assets in various securities portfolios. The bulk of securities held in these portfolios are denominated in euro, with the remainder in U.S. dollar. The portfolios are managed either by KfW’s Treasury Department or, to a lesser extent, external portfolio managers.
     For its liquidity portfolios, which KfW holds as liquidity reserve, KfW purchases money-market assets and short- and medium-term securities of public sector issues as well as bonds issued by banks and other borrowers, all of high credit quality. The portfolio of euro-denominated bonds enables KfW to enter into repurchase agreements and secured loans in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. At the end of 2007, KfW held securities in the aggregate amount of EUR 30.6 billion in its liquidity portfolios. For financial reporting purposes, securities denominated in U.S. dollar were converted into euro at the currency exchange rate as of December 31, 2007. In addition to these securities, as of December 31, 2007, KfW held money-market assets (overnight and term loans as well as reserve repo transactions) for liquidity management purposes in the amount of EUR 17.0 billion.
     For purposes of investing a portion of its own funds, KfW owns further portfolios of securities, or income portfolios, denominated in euro, which are managed by external portfolio managers and, to a lesser extent, by KfW. The amount invested in these income portfolios was EUR 6.5 billion as of December 31, 2007.

KfW Bankengruppe’s Securities Portfolios for Liquidity and Investment Purposes

EUR in billions as of
December 31, 2007
Liquidity portfolios	30.6
of which managed by external portfolio managers	4.1
Income portfolios	6.5
of which managed by external portfolio managers	2.9

Total	37.1

Other Services
     KfW provides services for and on behalf of the Federal Government in connection with activities associated with Germany’s reunification. KfW administers certain claims transferred to the Federal Government under the 1990 Unification Treaty between the Federal Republic and the former GDR, assists the Federal Government in privatization initiatives associated with the reunification, and performs other services in connection with the assets and obligations taken over from the former GDR. In 2007, KfW continued to make progress in resolving the remaining open cases, claims and accounts.

CAPITALIZATION
Capitalization of KfW Bankengruppe as of December 31, 2007

(EUR in millions)
Borrowings
Short-term funds	23,550
Bonds and other fixed-income securities	241,437
Other borrowings	44,739
Subordinated liabilities (1)	3,747

Total borrowings	313,473

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	6,254
Reserve from the ERP Special Fund	804
Retained earnings	5,862
Fund for general banking risks	200
Revaluation reserve	-92
Balance sheet profit/loss	-1,393

Total equity	14,936

Total capitalization	328,409

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2007, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.
     In 2007, a reorganization of the ERP Special Fund was implemented by legislation that became effective on June 30, 2007. In accordance with the legislation, assets of the ERP Special Fund were transferred to KfW, EUR 4.65 billion as equity capital and EUR 3.25 billion in the form of a subordinated loan, with effect as of July 1, 2007. These funds will be dedicated to, and may be used only for, the specific purpose of ERP economic promotion.

MANAGEMENT AND EMPLOYEES
     The bodies of KfW are the Board of Managing Directors (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).
Board of Managing Directors
     The Board of Managing Directors presently consists of six members, who are appointed by the Board of Supervisory Directors. The Board of Managing Directors is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. The names of the members of the Board of Managing Directors and the dates of their appointments to the Board are set forth below:

Name	Date of Initial Appointment
Dr. Günther Bräunig	October 1, 2006
Dr. Peter Fleischer	August 22, 2003
Dr. Norbert Kloppenburg	January 1, 2007
Wolfgang Kroh (provisional official spokesman)	December 1, 2000
Detlef Leinberger	October 1, 1999
Ingrid Matthäus-Maier	July 1, 1999
     Members of the Board of Managing Directors are full-time employees of KfW and are generally appointed for five-year terms of office. Reappointment is permitted. Each Managing Director is responsible for certain aspects of KfW’s activities but shares the responsibility for all actions taken by the Board. There is no chief executive officer of KfW. From October 1, 2006 until her resignation from such office on April 7, 2008, Ms. Ingrid Matthäus-Maier acted as official spokeswoman of the Board of Managing Directors. She will remain a member of the Board of Managing Directors until her early retirement in the fall of 2008. Since April 7, 2008, Mr. Wolfgang Kroh has been acting as the provisional official spokesman. For information on the remuneration of the Board of Managing Directors, see Note 70 to the financial statements.
     On March 31, 2006, the Board of Supervisory Directors appointed Dr. Norbert Kloppenburg, at that time a director of KfW, to the Board of Managing Directors effective January 1, 2007. Dr. Kloppenburg replaced Dr. Peter Klaus, who retired as of April 30, 2007.
     On July 29, 2007, the Board of Supervisory Directors of IKB appointed Dr. Bräunig as Chief Executive Officer of IKB. Due to this appointment, Dr. Bräunig has temporarily ceased to perform his functions as member of the Board of Managing Directors of KfW.
Board of Supervisory Directors
     The Board of Supervisory Directors currently has 37 members and consists of the Federal Minister of Finance; the Federal Minister of Economics and Technology; the Federal Minister of Foreign Affairs; the Federal Minister of Food, Agriculture and Consumer Protection; the Federal Minister of Transport, Building and Urban Affairs; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two representatives of industry; one representative each of the local municipalities, agriculture, crafts, trade and the housing industry; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agriculture, crafts, trade, the housing industry and the trade unions are appointed by the Federal Government after consultation with their constituencies.
     The Federal Minister of Finance and the Federal Minister for Economics and Technology are appointed by the Federal Government as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the latter serving as Chairman for the year 2008. The term of office of all Federal Ministers is five years, while the other members of the Board of Supervisory are appointed for three years.
     The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Board of Managing Directors general or special directives. In particular, the Board of Supervisory Directors approves all loan commitments to a single borrower exceeding EUR 100 million and may reserve the right to approve other transactions or types of transactions. It is not, however, authorized to represent KfW or to commit funds on KfW’s behalf.

     The Board of Supervisory Directors has a Credit Committee (Kreditbewilligungsausschuss), which approves all loan commitments to a single borrower in an amount of between EUR 50 million and EUR 100 million.
     On February 13, 2008, the Board of Supervisory Directors decided to establish two new committees, an Executive Committee (Präsidialausschuss) and an Audit Committee (Prüfungsausschuss), in order to increase the efficiency of the Board in the performance of its supervisory duties. The corresponding amendments to KfW’s by-laws entered into effect in March 2008.
     The Executive Committee is responsible for the handling of legal and administrative matters as well as for business and corporate policy matters of general importance. It may take decisions on the Board of Supervisory Directors’ behalf in urgent matters (Eilentscheidung). The Executive Committee, which is chaired by the Chairman of the Board of Supervisory Directors, replaces the previous Legal and Administrative Committee (Rechts- und Verwaltungsausschuss).
     The Audit Committee prepares matters relating to financial reporting and risk management but does not have any decision-making power. It is chaired by a representative of the banking sector.
     The members of the Board of Supervisory Directors are:

Name	Position
Dr. Günter Baumann	Member of the Board of Managing Directors of DIHK Deutscher Industrie- und Handelskammertag; representative of the industry
Anton F. Börner	President of the Bundesverband des Deutschen Groß- und Außenhandels e.V.; representative of the wholesale and foreign trade sector
Dr. Uwe Brandl	President of Bayerischer Gemeindetag; representative of the local municipalities
Frank Bsirske	Chairman of ver.di – Vereinigte Dienstleistungsgewerkschaft; representative of the trade unions
Prof. Dr. Ingolf Deubel	Minister of Finance of the State of Rhineland-Palatinate, appointed by the Bundesrat
Prof. Dr. Kurt Faltlhauser	Former Minister of Finance of the Free State of Bavaria, appointed by the Bundesrat
Sigmar Gabriel	Federal Minister for the Environment, Nature Conservation and Nuclear Safety
Michael Glos	Federal Minister of Economics and Technology; Chairman in 2008
Heinrich Haasis	President of the Deutscher Sparkassen- und Giroverband; representative of the savings banks
Peter Jacoby	Minister of Finance of the State of Saarland, appointed by the Bundesrat
Dr. Siegfried Jaschinski	Chairman of the Board of Managing Directors of Landesbank Baden-Württemberg; representative of the mortgage banks
Bartholomäus Kalb	Member of Parliament, appointed by the Bundestag
Roland Koch	Minister President of the State of Hesse, appointed by the Bundesrat
Jürgen Koppelin	Member of Parliament, appointed by the Bundestag
Oskar Lafontaine	Member of Parliament, appointed by the Bundestag
Waltraud Lehn	Member of Parliament, appointed by the Bundestag
Dr. Helmut Linssen	Minister of Finance of the State of Northrhine-Westphalia, appointed by the Bundesrat
Claus Matecki	Member of the Board of Managing Directors of Deutscher Gewerkschaftsbund; representative of the trade unions
Dr. Michael Meister	Member of Parliament, appointed by the Bundestag
Franz-Josef Möllenberg	Chairman Trade Union for Food and Restaurants; representative of the trade unions
Hartmut Möllring	Minister of Finance of the State of Lower Saxony, appointed by the Bundesrat
Klaus-Peter Müller	President of the Bundesverband Deutscher Banken e.V.; representative of the commercial banks
Matthias Platzeck	Minister President of the State Brandenburg, appointed by the Bundesrat
Dr. Christopher Pleister	President of Bundesverband der Deutschen Volks- und Raiffeisenbanken e.V. (BVR); representative of the cooperative banks
Alexander Rychter	Federal Managing Director of Bundesverband Freier Immobilien- und Wohnungsunternehmen e.V.; representative of the housing sector

Name	Position
Christine Scheel	Member of Parliament, appointed by the Bundestag
Hanns-Eberhard Schleyer	Secretary General of the Zentralverband des Deutschen Handwerks; representative of the crafts
Horst Seehofer	Federal Minister of Food, Agriculture and Consumer Protection
Michael Sommer	Chairman of the Deutscher Gewerkschaftsbund; representative of the trade unions
Gerhard Sonnleitner	President of the Deutscher Bauernverband e.V.; representative of the agricultural sector
Peer Steinbrück	Federal Minister of Finance; Deputy Chairman in 2008
Dr. Frank-Walter Steinmeier	Federal Minister of Foreign Affairs
Ludwig Stiegler	Member of Parliament, appointed by the Bundestag
Jürgen R. Thumann	President of the Bundesverband der Deutschen Industrie e.V.; representative of the industry
Wolfgang Tiefensee	Federal Minister of Transport, Building and Urban Development
Heidemarie Wieczorek-Zeul	Federal Minister for Economic Cooperation and Development
     See Note 70 to the financial statements for information concerning the remuneration of the Board of Supervisory Directors.
Employees
     In 2007, KfW Bankengruppe employed an average of 4,003 persons (excluding Managing Directors and trainees, but including temporary personnel), compared to 3,831 persons in 2006. Approximately 34% of KfW’s staff is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.
     Of KfW Bankengruppe’s staff, approximately 26% is engaged in investment finance, 19% in promotion of developing and transition countries, 11% in export and project finance, and the balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.
     See Note 69 to the financial statements for more information concerning KfW Bankengruppe’s employees.

FINANCIAL SECTION
FINANCIAL STATEMENTS AND AUDITORS
     The consolidated financial statements of KfW included in this annual report have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch, or HGB) and supplementary provisions of the KfW Law and the by-laws of KfW for the first time. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.
     Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance in consultation with the Board of Supervisory Directors and the Federal Court of Auditors. KfW’s external auditors for the fiscal year 2007 are PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“PwC”), a member of PricewaterhouseCoopers International.
     The annual audit is conducted in accordance with German Generally Accepted Auditing Standards (“German GAAS”).
     The audit report of PwC for the year ended December 31, 2007, dated March 12 /April 2, 2008, refers to a group management report (Konzernlagebericht). The examination of, and the audit report upon, this group management report are required under German GAAS. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, PwC does not provide any opinion on the aforementioned examination, on the group management report or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

FINANCIAL REVIEW
Overview of KfW Bankengruppe
     KfW’s consolidated financial statements for 2007 were prepared in accordance with IFRS for the first time. The comparative figures for 2006 were also prepared on the basis of IFRS.
     KfW Bankengruppe consists of KfW and six consolidated subsidiaries. In addition, five special funds responsible for strategic asset management have been included in the consolidated financial statements in accordance with the requirements of the Standing Interpretations Committee (“SIC”) 12. The development of the group’s business is largely dependent on the performance of KfW.
Composition of KfW Bankengruppe

	As of December 31,
	2007	2006
	(EUR in millions)
Balance sheet total before consolidation
KfW	353,153	332,905
Subsidiaries
DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	3,254	2,739
KfW International Finance Inc.	2,782	3,007
KfW Beteiligungsholding GmbH	1,107	1,437
tbg Technologie-Beteiligungs-Gesellschaft mbH	600	644
KfW IPEX-Beteiligungsholding GmbH	219	33
Finanzierungs- und Beratungsgesellschaft mbH	48	48
Special-purpose entities required to be consolidated Five special funds	7,417	6,554
Investments accounted for using the equity method
Movesta Lease and Finance GmbH (50%)	193	259
IKB Deutsche Industriebank AG (37.8%)	—	53,262
Investments held for sale (IFRS 5)
IKB Deutsche Industriebank AG	63,538	—
Development of KfW Bankengruppe
     In 2007, the group increased its promotional business volume by 13% to EUR 87.1 billion, particularly as a result of strong growth in its domestic promotional loan business. The assets, financial position and earnings position of the group were primarily influenced by the one-time effects of the reorganization of the ERP promotion program and the risk protection for IKB.
     When the Act for the Reorganization of ERP Economic Promotion (Gesetz zur Neuordnung der ERP-Wirtschaftsförderung) came into effect, the ERP Special Fund contributed equity capital amounting to EUR 4.65 billion and subordinated loans of EUR 3.25 billion to KfW as of July 1, 2007. Income generated from the newly contributed equity capital may only be used for the purposes of the ERP economic promotion and, together with promotional subsidies provided by the ERP Special Fund, covers the expenses incurred by KfW in implementing the ERP economic promotion. Income from the pre-existing share of the ERP Special Fund in KfW’s equity will continue to be used to preserve the substance of the ERP Special Fund.
     IKB, which had encountered existential problems due to the U.S. subprime crisis and in which KfW held a 37.8% interest as of December 31, 2007 has been receiving financial backing in the form of risk protection from KfW together with three associations of the German banking industry (the “associations”) since the end of July 2007. This risk protection was increased at the end of November 2007 to include coverage of the remaining risks from the Havenrock structure. KfW thus is making a significant contribution to the stabilization of the financial market and of Germany as a financial centre. Charges from the risk protection amounted to EUR 6.8 billion as of December 31, 2007. These charges include the effect of the current market developments in the first quarter 2008 which are considered as an adjusting event after the balance sheet date (wertaufhellendes Ereignis). Consistent with its conservative valuation approach, KfW has taken these developments into account and accordingly, at the end of March 2008, revalued the portfolio of assets securing the liquidity facilities assumed from IKB.

     IKB was protected from both on-balance sheet and off-balance sheet risks through a variety of measures:
•	KfW assumed the rights and obligations under IKB’s liquidity lines for the purpose of refinancing RFCC, which required KfW to provide for potential loan losses in the form of individual impairments.

•	KfW assumed risks in the amount of USD 1.5 billion through credit derivatives in connection with the reverse hedge provided to other liquidity providers for RFCC (Havenrock structure). These instruments gave rise to write-downs on revaluation.

•	KfW assumed IKB’s risks from its structured securities portfolios by way of financial guarantees and credit derivatives. This risk protection measure is capped at EUR 1.0 billion.
     Since KfW’s Board of Supervisory Directors resolved on November 30, 2007 to move forward with a prompt sale of IKB, KfW’s equity investment in IKB is no longer reported as an associate but rather according to accounting rules for assets held for sale. Accordingly, KfW wrote down its IKB shares to market value based on the share price as of December 31, 2007, taking into consideration costs expected in connection with a sale of KfW’s interest in IKB. This write-down resulted in an additional expense of EUR 0.4 billion at year-end.
     In order to fund a significant portion of the charges arising from the IKB crisis, which amount to EUR 7.2 billion in total, KfW applied EUR 5.3 billion from its fund for general banking risks. Under IFRS, the fund for general banking risks is a component of equity, so this application did not impact the income statement.
     In the second half of 2007, the problems in the U.S. subprime segment spread to become a general crisis of confidence in the financial markets. High risk premiums even for highly-rated issuers and the drying-up of the securitization markets led to severe market disruptions.
     Due to the group’s conservative investment policies, the fluctuations in the recorded value of the group’s securities portfolios were comparatively modest in light of the portfolios’ volume of approximately EUR 44 billion. The valuation losses of securities held by the group, largely considered temporary, totaled just under EUR 0.6 billion. Of this amount, EUR 0.2 billion was reported under revaluation reserves directly in equity. The share of the expenses recorded in the income statement and in equity from asset-backed securities held directly by KfW with generally high creditworthiness amounted to EUR 0.2 billion.
     The following key figures provide an introductory overview of the developments in 2007:

KfW Bankengruppe Key Financial Figures

	As of December 31,
	2007	2006
	(EUR in billions)
Balance sheet
Total assets	354	334
Volume of lending	341	327
Contingent liabilities	6	7
Irrevocable loan commitments	39	45
Assets held in trust	19	19
Business volume	417	406
Equity	15	17

	Year ended December 31,
	2007	2006
	(EUR in millions, except %)
Income statement
Operating result before valuation	1,357	1,381
Operating result after valuation (1)	-6,182	1,542
Consolidated profit/loss	-6,168	1,564
Economic income statement
Comprehensive income	-6,417	1,511
Comprehensive economic income	-1,312	1,113
Capital ratios
Equity ratio	4.2%	5.0%

(1)	Including the participation of the associations in the risk protection for IKB.
     The consolidated total assets of KfW Bankengruppe rose by EUR 19.6 billion (5.9%) to EUR 354.0 billion at year-end 2007. Loans and advances (EUR 285.8 billion), in particular, developed positively with an increase in volume of EUR 27.7 billion. Financial assets also rose significantly by EUR 3.9 billion to EUR 45.7 billion. Growth was mainly funded by increased issuing activities. The volume of certificated liabilities of EUR 260.3 billion at year-end 2007 was EUR 20.2 billion higher than at year-end 2006. As used in this report, the term “certificated liabilities” consists of bonds, notes and money-market instruments issued by KfW.
     The operating result before valuation was EUR 1,357 million for 2007, which was slightly lower than EUR 1,381 million for 2006.
     The charges arising in connection with the risk protection for IKB and the write-down of KfW’s equity interest in IKB led to a consolidated loss for 2007 of EUR 6,168 million. In 2006, the group recorded a EUR 1,564 million profit.
     From an economic perspective, additional expenses resulted from valuation losses on securities carried directly in equity that were taken into account for the comprehensive income. For more information on the calculation of comprehensive income, see “—Development of Earnings Position” below.
     Excluding charges in connection with the IKB crisis that were covered by the application of the fund for general banking risks, which the group uses to provision for risks, and other IFRS effects, which the group excludes from the calculation of its comprehensive economic income for the reasons set forth in “— Development of Earnings Position” below, the group recorded comprehensive economic income of negative EUR 1,312 million in 2007 after a strong business performance in 2006. This decline was mainly due to the charges resulting from the IKB crisis that were not covered by the fund for general banking risks and the charges, largely considered temporary, resulting from fair-value accounting for securities portfolios, amounting to EUR 0.6 billion. By contrast, the encouraging performance of the promotion of equity participations, in particular, had a positive impact and risk provisions for the remaining lending business remained low. For more information on the calculation of comprehensive economic income, see “—Development of Earnings Position” below.

Development of Assets
     The group’s core business is lending to banks and customers. 79% of the group’s assets at year-end 2007 was attributable to its lending business.
Distribution of Assets as of December 31, 2007
     The group’s volume of lending rose by EUR 13.5 billion, or 4%, to EUR 340.9 billion at year-end 2007. The increase would have been even higher if not for the weakness of the U.S. dollar.
Volume of Lending

	As of December 31,
	2007	2006	Change
	(EUR in millions)
Loans and advances	285,805	258,136	27,669
Risk provisions for lending business	-7,671	-1,964	-5,707

Net loans and advances	278,134	256,172	21,962
Contingent liabilities from financial guarantees	5,850	6,731	-881
Irrevocable loan commitments	38,462	45,162	-6,700
Loans and advances held in trust	18,440	19,371	-931

Total	340,887	327,436	13,450

     The growth in loans and advances of EUR 27.7 billion to EUR 285.8 billion at year-end 2007 was largely driven by the domestic promotional loan business with its Unternehmerkredit program and the “Housing, Environment, Growth” initiative. Liquidity lines granted as part of the risk protection for IKB also increased loans and advances. Risk provisions relating to IKB were primarily responsible for the increase in risk provisions for lending business by EUR 5.7 billion to EUR 7.7 billion. Net loans and advances totaled EUR 278.1 billion, representing 82% of the volume of lending.
     Contingent liabilities from the group’s financial guarantee business declined to EUR 5.9 billion, accounting for 2% of the volume of lending, at year-end 2007. Irrevocable loan commitments declined by EUR 6.7 billion to EUR 38.5 billion due to the high level of loans in 2007. Within assets held in trust, the volume of loans and advances held in trust, which mainly comprise loans promoting developing countries and financed by budget funds of the Federal Republic of Germany, declined by 5% year on year and amounted to EUR 18.4 billion at year-end 2007.
     Other receivables to banks and customers, which consists mostly of short-term funds, declined by EUR 6.2 billion to EUR 26.4 billion at year-end 2007.
     Bonds and other fixed-income securities increased by EUR 5 billion to EUR 42.3 billion at year-end 2007, while the volume of money market securities declined by EUR 1.1 billion to EUR 0.4 billion. In addition, the volume of securities held in special funds for strategic investment purposes increased to EUR 7.4 billion at year-end 2007. The total amount of securities and investments of EUR 45.7 billion increased by 9% compared to 2006.

     As of December 31, 2007, securities and investments included asset-backed securities with a carrying amount of EUR 6.4 billion held directly by KfW.
Securities and Investments

	As of December 31,
	2007	2006	Change
	(EUR in millions)
Bonds and other fixed-income securities	42,787	38,933	3,853
Shares and other non-fixed income securities	1,526	1,529	-3
Equity investments	1,205	731	474
Shares in affiliated entities not included in the consolidated financial statements	18	12	6
Investments accounted for using the equity method	5	597	-592
Shares in held for sale affiliated entities	204	0	204

Total	45,745	41,802	3,943

     The volume of derivatives with positive fair values increased by EUR 1.6 billion to EUR 8.7 billion at year-end 2007.
     Value adjustments from macro hedging for the portfolios of underlying balance sheet assets declined by EUR 1.5 billion at year-end 2007.
     There were only minor changes to the other balance sheet items.
Development of Financial Position
     Funds raised in the form of certificated liabilities, which represented 74% of the balance sheet total, continued to account for the majority of the group’s sources of funding at year-end 2007.
Funding Structure as of December 31, 2007
     Borrowings rose by EUR 13.8 billion, or 5%, to EUR 313.5 billion at year-end 2007 and were the primary source of funding for the expansion of the volume of business.
Borrowings

	As of December 31,
	2007	2006	Change
	(EUR in millions)
Short-term funds	23,550	16,285	7,264
Bonds and other fixed-income securities	241,437	230,015	11,422
Other borrowings	44,739	52,916	-8,177
Subordinated liabilities	3,747	500	3,247

Total	313,473	299,716	13,756

     Funds raised in the form of issues of medium- and long-term bonds and other fixed-income securities of KfW represented the group’s principal source of funding. In 2007, such funds amounted to EUR 241.4 billion, representing an increase of EUR 11.4 billion and accounting for 77% of borrowings at year-end 2007. Short-term issues of commercial paper rose by EUR 8.8 billion to EUR 18.9 billion. The total amount of short-term funds raised amounted to EUR 23.6 billion. Other borrowings by KfW, in addition to promissory note loans by banks and customers, which declined by EUR 3.5 billion to EUR 25.4 billion compared with the previous year, consisted mainly of liabilities to the federal budget.
     The volume of derivatives with negative fair values rose by EUR 7.2 billion to EUR 21.2 billion at year-end 2007.
     Provisions increased by EUR 0.5 billion to EUR 1.5 billion — in particular, due to risk provisions for guarantees assumed as part of the risk protection for IKB.
     As part of the reorganization of the ERP economic promotion program, the ERP Special Fund granted EUR 3.25 billion in subordinated loans to KfW. The total volume of subordinated liabilities thus amounted to EUR 3.75 billion at year-end 2007.
     There were only minor changes to the other balance sheet items.
     The changes in the group’s equity were in particular influenced by the Act for the Reorganization of ERP Economic Promotion (Gesetz zur Neuordnung der ERP-Wirtschaftsförderung). The net reduction of the group’s fund for general banking risks and the balance sheet loss had an offsetting effect in terms of the group’s equity position. In total, equity at year-end 2007 had decreased by EUR 1.8 billion when compared to EUR 14.9 billion at year-end 2006. The equity ratio based on reported equity amounted to 4.2% compared with 5.0% in the previous year.
Equity

	As of December 31,
	2007	2006	Change
	(EUR in millions)
Paid-in subscribed capital	3,300	3,300	0
Capital reserve	6,254	1,604	4,650
including promotional reserves from the ERP Special Fund	4,650	0	4,650
Reserve from the ERP Special Fund	804	757	47
Retained earnings	5,862	5,584	278
Fund for general banking risks	200	5,300	-5,100
Revaluation reserves	-92	157	-249
Balance sheet loss	-1,393	0	-1,393

Total	14,936	16,702	-1,767

     The capital reserve increased by EUR 4.65 billion to EUR 6.25 billion at year-end 2007 due to the transfer of promotional reserves of the ERP Special Fund as part of the reorganization of ERP economic promotion.
     EUR 5.3 billion was applied from the fund for general banking risks in 2007 in order to cover the charges arising in connection with the IKB crisis. The fund for general banking risks totaled EUR 0.2 billion as of December 31, 2007, after an addition of such an amount from current profit.
     Valuation losses recognized directly in equity relating to available-for-sale financial assets resulting primarily from the negative conditions affecting international financial markets were responsible for a decline in revaluation reserves of EUR 0.2 billion at year-end 2007.
     The reserve from the ERP Special Fund and retained earnings increased by a total of EUR 0.3 billion at year-end 2007. An amount corresponding to KfW’s unconsolidated net loss of EUR 1.4 billion for 2007 was reported as a balance sheet loss.

Development of Earnings Position
     The group’s earnings position for 2007 was comparable with the results for 2006 only to a limited extent because of the impact of the IKB crisis.
Earnings Position

	Year ended December 31,
	2007	2006	Change
	(EUR in millions)
Net interest income	1,755	1,754	1
Net commission income	209	200	9
Administrative expense	607	573	34

Operating result before valuation	1,357	1,381	-24
Risk provisions for lending business	-6,409	-12	-6,397
Net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss	-1,880	155	-2,035
Net gains/losses from securities and investments	-421	19	-440

Operating result after valuation	-7,353	1,542	-8,895
Net other operating income	1,189	32	1,157

Profit/loss from operating activities	-6,164	1,574	-7,738
Taxes on income	4	10	-6

Consolidated profit/loss	-6,168	1,564	-7,732
Net gains/losses recognized in equity	-249	-53	-196

Comprehensive income	-6,417	1,511	-7,928
Adjustment for temporary net gains/losses from economically unjustified changes in derivatives value and hedge accounting	5	-131	136
Additions to fund for general banking risks	-200	-267	67
Application of the fund for general banking risks to charges related to the IKB crisis	5,300	0	5,300

Comprehensive economic income	-1,312	1,113	-2,425
     The group’s operating result before valuation was EUR 1,357 million for 2007, which was slightly lower than the previous year’s figure of EUR 1,381 million for 2006.
     The group’s main source of income is net interest income. Net interest income amounted to EUR 1,755 million for 2007 and was virtually unchanged from 2006. Expenses from measures to reduce interest rates for the increased promotional loan business were compensated by income from the investment of higher non-interest-bearing liabilities from the equity contribution by the ERP Special Fund.
     Net commission income increased slightly by 4.8% to EUR 209 million for 2007 compared with EUR 200 million in 2006. In particular, income from the PROMISE and PROVIDE securitization platforms and from credit derivatives contributed to this increase.
     Administrative expense amounted to EUR 607 million, representing a EUR 34 million, or 5.9%, increase above the comparable figure for 2006. Personnel expense rose slightly by EUR 14 million to EUR 349 million due to salary increases because of collective pay agreements and improved performance while employee headcount increased by 4%. A EUR 20 million increase in non-personnel expenses to EUR 258 million related in particular to other administrative expenses, among other factors, from increased expenses for the administration of externally held special funds and for services provided by third parties.
     Excluding the extraordinary effect of the risk protection for IKB, expenses for risk provisioning in 2007 remained low at EUR 129 million, while the volume of lending grew significantly, keeping in line with the trend of 2006. The recognition of portfolio valuation allowances, particularly to account for existing concentration risks in the financial sector in KfW’s business model, had a negative effect. The provision for immediate credit risks was reduced. The provisions for losses on loans and advances and the fund for general banking risks cover all immediate and latent risks and reflect the consistent implementation of the group’s conservative risk policy. The income statement was impacted by expenses of EUR 6.3 billion for the provisions for losses on loans and advances made in connection with KfW’s assumption of the rights and obligations under the liquidity lines granted to the special-purpose entities of RFCC and for the provision made for the guarantee to hedge the balance sheet risks as part of the risk protection afforded to IKB.
     In addition to the extraordinary effect of a EUR 1.7 billion charge from the valuation of credit derivatives from the risk protection for IKB, net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss in 2007 also reflected the fluctuations on the financial markets which occurred following the U.S. subprime mortgage crisis.
     Net gains from micro and macro fair-value hedge accounting amounted to EUR 73 million for 2007. The successful application of hedge accounting eliminates one-sided and high volatilities not deemed economically reasonable from derivatives used solely for hedging purposes from the group income statement. For more information on the accounting treatment of derivatives, see Note 7 to the financial statements.
     Financial instruments at fair value through profit or loss in the form of debt instruments issued, including the associated hedging derivatives, generated expenses of EUR 45 million for 2007. Triggered by the crisis in the financial markets, improved funding spreads applied in fair-value accounting for borrowings caused a temporary expense for KfW.
     The contribution to earnings from hedges not qualifying for hedge accounting under IFRS amounted to a charge of EUR 29 million in 2007, compared with a gain of EUR 87 million in 2006.
     Equity finance business recorded at fair value through profit or loss performed well again, following the positive results in 2006 (EUR 130 million), and contributed EUR 193 million to earnings in 2007. In addition to equity investments, this item includes valuation gains and losses on ancillary agreements in equity finance business (risk commissions/profit participations).
     Securities recorded at fair value through profit or loss, including fair-value accounting for gains and losses on special funds, gave rise to an expense of EUR 328 million in 2007. In addition to the profit and loss components realized, this item primarily includes valuation gains and losses, largely considered temporary, arising from the negative conditions in the financial markets. Directly held asset-backed securities instruments recorded at fair value through profit or loss led to EUR 137 million in expenses.
     Net losses from securities and investments of EUR 421 million in 2007, compared to net gains of EUR 19 million in 2006, primarily reflected the write-down of the value of KfW’s equity interest in IKB, amounting to EUR 356 million. During 2007, KfW’s interest in IKB was recorded using the equity-method until November 30, 2007, when KfW’s Board of Supervisory Directors resolved to move forward with a prompt sale of IKB. The resulting expenses amounted to EUR 279 million. Since December 1, 2007, has IKB no longer been accounted for as an associate but instead as a held-for-sale asset in accordance with IFRS 5. As a result, KfW’s equity interest in IKB was written down to market value based on the share price less the expected costs of sale. This write-down led to a further charge of EUR 77 million.
     Disposals and valuations of securities and equity investments not accounted for at fair value through profit or loss led to net expenses totaling EUR 67 million in 2007.
     EUR 216 million in valuation losses recognized directly in equity relating to financial assets were charged to revaluation reserves in 2007. Of this amount, EUR 56 million was attributable to asset-backed securities products.
     Net other operating income primarily reflects the one-time income from the participation of associations of the German banking industry in the risk protection for IKB.
     Overall, a consolidated loss of EUR 6,168 million was recorded in 2007, compared with a consolidated profit of EUR 1,564 million in 2006.
     Comprehensive income includes changes in revaluation reserves in addition to the consolidated profit/loss reported in the income statement. At a loss of EUR 6,417 million, comprehensive income was significantly below that for the previous year – in particular, due to the impact of the IKB crisis. The item included the higher short-term changes in value for financial assets recognized directly in equity, a charge of

EUR 216 million, and the derecognition of the pro-rata revaluation reserve recognized directly in equity due to IKB’s status as an associate.
     The comprehensive economic income is based on the comprehensive income determined in accordance with IFRS and supplements the group’s income statement. KfW uses comprehensive economic income for two reasons:
•	The companies within the group are not trading institutions. Derivative financial instruments are entered into for hedging purposes. Under IFRS, the requirements for recognition and valuation of derivatives and hedges nevertheless give rise to effects which are reflected in the income statement. In the opinion of KfW, these effects do not adequately reflect that its hedges are economically effective for hedging purposes.

•	As a result of its statutory responsibility as a promotional bank with a long-term business perspective, KfW pursues a risk policy of building reserves to meet potential risks in a fund for general banking risks. This risk policy reflects the sustainable and long-term nature of the promotional approach and takes into account particular stress phases in the market. In the opinion of KfW, it is not possible to adequately reflect the effects of this policy in providing for potential risks under IFRS since they cannot be reported in the income statement.
     The following adjustments were made in respect of the accounting treatment of hedges:
•	Temporary gains and losses from micro and macro hedge accounting were eliminated. All of the group’s hedges are economically effective and do not give rise to any net gain or loss over the entire period to maturity.

•	Temporary gains and losses from the fair-value accounting for debt instruments issued using the fair-value option in order to avoid an accounting mismatch were eliminated together with the associated hedging derivatives. These economically effective hedges do not give rise to any net gain or loss over the entire period to maturity.

•	Temporary gains and losses from the fair-value accounting of hedges with high economic effectiveness but not qualifying for hedge accounting in accordance with IFRS were eliminated. These hedges do not give rise to any net gain or loss over the entire period to maturity.
     The following adjustment was made with respect to the accounting treatment of the group’s required risk provisioning:
•	Additions to and reductions of the fund for general banking risks are reported in the economic income statement.
     In the economic income statement, various temporary effects from the accounting treatment of hedges in accordance with IFRS in 2007 were largely offset after a gain of EUR 131 million was adjusted in the previous year.
     Excluding the effect of the net change in the fund for general banking risks resulting from the application of EUR 5,300 million to charges resulting from the IKB crisis and the addition of EUR 200 million to the fund from current profit, the comprehensive economic income of negative EUR 1,312 million in 2007 was EUR 2,425 million below the comprehensive economic income of positive EUR 1,113 million in 2006. This decline was mainly due to charges resulting from the IKB crisis that were not covered by the fund for general banking risks and charges resulting from fair-value accounting for securities portfolios, triggered primarily by the general crisis of confidence in the financial markets.
Material Events After Year-End 2007 (as of March 12, 2008)
     Since January 1, 2008, KfW IPEX-Bank, the wholly-owned subsidiary of KfW, has conducted its business as the legally independent KfW IPEX-Bank GmbH. This step implements the understanding on the restructuring of the promotional banking system reached with the Commission in 2002.

     In the context of the risk protection for IKB, KfW intends, upon contractual implementation of the restructuring of the RFCC conduit, to gain control over assets attributable to the liquidity lines funded by KfW. It is intended that these assets will be transferred to two new special-purpose entities. The special-purpose entities will be refinanced exclusively by KfW. The two special-purpose entities will be consolidated upon the transfer of the assets.
     In January 2008, as part of the risk protection for IKB, KfW acquired a one-year convertible bond for EUR 54.3 million issued by IKB. The bond was converted into shares of IKB on February 28, 2008. With the conversion, the group increased its interest in IKB by 5.6 percentage points.
     In order to provide additional risk protection for IKB, the Federal Government mandated that KfW, in accordance with §2 paragraph 4 of the KfW Law, implement capital measures up to an amount of EUR 2.3 billion for the benefit of IKB. KfW’s Board of Supervisory Directors confirmed these measures in its meeting held on February 13, 2008. In connection with a planned cash capital increase of IKB of up to EUR 1.487 billion, KfW will ensure that IKB receives at least EUR 1.25 billion. Additionally, KfW has to date increased IKB’s mandatory core capital by EUR 600 million since February 19, 2008. Currently recognizable risks arising from this transaction are to be borne by the German Federal Government and other parties involved.

RISK REPORT
Basic Principles and Objectives of Risk Management
     Measuring and controlling the risks incurred in the context of its promotional objectives is of major importance for KfW and its subsidiaries. Only with well-planned risk management is KfW able to use its resources optimally to realise its promotional objectives. Systematic risk management is a precondition for maintaining the group’s risk-bearing capacity and for sustainably achieving promotional objectives in the future. KfW Bankengruppe operates in various market segments. This results in a heterogeneous loan portfolio with returns and risks that need to be managed group-wide. group risk/return management takes into account the special characteristics of a promotional bank. The main purpose of KfW’s risk management approach is to maintain its risk-bearing capacity. KfW Bankengruppe works to ensure that the economic capital tied up by credit, market and operational risks is at all times covered by the group’s available financial resources in order to ensure the desired solvency level. Banking supervisory requirements, such as the minimum requirements for risk management (MaRisk), constitute important secondary requirements for KfW’s risk management structures and procedures.
     KfW Bankengruppe’s business areas operate in a dynamic environment. Product innovation requires continuing development of risk measurement methods and systems. At the same time, changing banking supervisory and economic parameters place higher demands on the quality of risk management procedures and methods. KfW is meeting these challenges through targeted development of its risk management and controlling. Having established and validated both the required risk measurement and controlling procedures and the organizational bases for these procedures in accordance with supervisory requirements in the preceding years, KfW’s focus in 2007 was on further development and validation of methods. In addition KfW analyzed its credit and market risks under stress conditions in 2007.
     In order to establish risk management and controlling competence within the organization of the bank, KfW offers training courses which include a modular program on risk topics. This training program enables employees and management staff from the entire group to acquire orientation knowledge or to deepen their expert know-how.
Organization of Risk Management and Monitoring
Risk Management Bodies and Functional Aspects of Risk Management
     KfW’s Board of Managing Directors determines KfW Bankengruppe’s risk principles and guidelines as part of its overall responsibility. KfW’s supervisory bodies (i.e., the Board of Supervisory Directors and the Federal Ministries of Finance and of Economics and Technology, which take turns in providing the chairperson and deputy chairperson of the Board of Supervisory Directors) are regularly informed of the group’s risk situation.
     Risk management within KfW Bankengruppe is exercised by closely intertwined decision-making bodies. They are headed by the Risk Management Committee, which is responsible for the entire group’s risk profile. The Risk Management Committee includes all members of the Board of Managing Directors along with representatives of KfW’s business areas, some central staff departments and subsidiaries of KfW Bankengruppe. The Risk Management Committee adopts major changes to existing risk principles, drafts new risk principles, and deals with risk strategy, adjustments to global limits and similar topics relating to risk management. The Risk Management Committee also receives information on matters such as the development of lending business, liquidity and limit utilization and the changes to the risk principles adopted in the Sub-Committees. The Risk Management Committee is headed by the KfW Board member in charge of risk controlling. Sub-Committees for credit risks, market price risks and, going forward, for operational risks do preparatory work for the Risk Management Committee. Heads of business areas and divisions are represented on the Sub-Committees in order to ensure that Sub-Committee decisions are taken independently. Sub-Committee meetings are prepared at the working level to ensure their efficiency.
     The Market Price Risk Sub-Committee deals with decision papers on subjects relating to market risk, liquidity and asset management. These papers include reports on the liquidity and funding situation, assessment of currency risks and interest rate risks and discussion of the interest hedging strategy to be pursued in funding. The Credit Risk Sub-Committee deals with credit risk methods and credit portfolio management, for example by taking decisions on the development of rating methods and on the design of systems for limit management and collateral assessment and by preparing decisions on global limits and portfolio guidelines for the Risk Management Committee. Several working groups have been established under the Sub-Committees.
     The Working Group Country Rating is the central forum for assessing country risks. It is composed of economists from the regional departments of KfW Entwicklungsbank and representatives of KfW IPEX-Bank, DEG and KfW’s Transaction Management Department. It is chaired by the ratings officer in charge in the Risk Management Department. The working group meets quarterly or more often as required. The role of the Working Group Country Rating is to identify, analyze and assess political and economic risks (and rewards) in the global economy and particularly in the countries in which KfW Bankengruppe is doing or planning to do business. Proposals for risk ratings assigned to developing, transition and industrializing countries are made by the departmental regional economists while proposals for the rating of industrial countries are submitted by the Risk Management Department. Countries are ultimately assigned to risk categories on the basis of discussions conducted within the Working Group Country Rating. If no consensus is reached, a vote of the Risk Management Department is decisive. The Risk Management Department then presents the results of the meetings directly to the Board of Managing Directors and justifies the decisions taken.
     The Working Group Trading Activities is the central platform for exchanging opinions on matters relating to counterparty default risks arising from trading activities. This working group was established chiefly for two reasons: first, to address the more stringent requirements of the regulation on capital adequacy of institutions, groups of institutions and financial holding groups (Verordnung über angemessene Eigenkapitalausstattung von Instituten, Institutsgruppen und Finanzholdinggruppen) or Solvency Regulation (Solvabilitätsverordnung) on risk management procedures; and, second, to control and document the risks associated with the use of credit risk mitigation techniques. The main task of the Working Group Trading Activities is to prepare the implementation of group-wide standards and decisions, particularly for keeping procedures and disclosures compliant with regulatory requirements and for generating and managing standards for framework agreements. In addition the working group provides proposals for dealing with questions of how to apply credit risk mitigation techniques at KfW, identifies gaps in the provisions and suggests possible alternatives and solutions.
     The Working Group Collateral is the group-wide platform in the area of collateral management for the group’s lending business. It is composed of representatives from various business areas and departments. The central functions of the Working Group Collateral include assessment of new valuation procedures and relevant decisions, revision of existing valuation procedures, definition of generally acceptable types of collateral, further development of acceptability policy, and provision of standard texts for collateral agreements. Collateral is examined for acceptability against the criteria set out in the German Solvency Regulation. In most cases, the collateral agreement and the first steps towards the provision of the collateral are the responsibility of the various credit departments. The Collateral and Transaction Management Departments are in charge of the final provision, valuation, ongoing administration, release and realization of collateral. For cost/benefit reasons, KfW does not recognize any collateral in on-lending operations in which the on-lending bank is released from its liability. Accepted collateral is revaluated in regular intervals, at least annually, in the course of loan management. Collateral is re-examined on a case-by-case basis in the intensive loan management and problem-loan processing stages and as soon as the bank detects any substantial deterioration in its value.
     The Working Group Rating Systems is a central, group-wide body which ensures sufficient understanding of all essential aspects of the rating systems within KfW Bankengruppe. The term “rating system” refers to all methods, procedures, and data collection and processing systems that are applied to evaluate counterparty risks, to map the derived risk assignments to creditworthiness categories or retail pools, or to assign default and loss quote estimates to specific types of assets. The Working Group Rating Systems prepares management decisions or takes decisions within its defined range of competency. These decisions include evaluating and accepting reports on validation and further development as well as deriving, planning and coordinating recommendations for measures to enhance rating systems. The Working Group Rating Systems includes representatives of all users of the rating systems, risk management and controlling, and KfW’s Internal Auditing Department.
     The Working Group Portfolio Management is headed by the risk management unit and is a communication platform as well as a body for preparing group-wide portfolio management decisions. Its main objective is to initiate and coordinate measures designed to improve the risk structure. The working group discusses approaches to identifying, analyzing and measuring credit (portfolio) risks. It then evaluates alternative risk transfer instruments across all business areas against balance sheet, legal, business policy and risk policy criteria, adopts specific measures and recommends them to the Credit Risk Sub-Committee.

     The following chart identifies the group’s main risk management bodies and illustrates the interaction among these bodies and with the group’s business areas and departments:

*	The Working Group Country Rating reports to the Board of Managing Directors.

**	The Working Groups Collateral Portfolio Management, Trading Activities and Rating Systems contribute to the Credit Risk Sub-Committee.

***	Currently being established.
     The subsidiaries of KfW Bankengruppe and the organizational units exercise their own control functions within the group-wide risk management system. In these cases, too, group-wide projects and working groups ensure a coordinated approach – for example, in the rollout of rating instruments to subsidiaries or the management and valuation of collateral.
     Responsibility for developing and assuring the quality of the risk management and controlling procedures lies outside the credit departments, entirely with the Risk Management and Controlling Department. A comprehensive risk manual has been prepared for this purpose and is continually updated. The rules and regulations laid out in the risk manual are binding for the entire group and are accessible to all employees. Risk principles (i.e., normative rules for loan and risk management procedures) and portfolio guidelines (e.g., prohibitions and collateral requirements) make up the core of the risk manual. The risk principles and portfolio guidelines serve as the framework for the operating activities of all business areas. The risk manual ensures that uniform procedures are applied throughout the group to identify, measure, control and monitor risks. In addition, group-wide regulations are supplemented in individual business areas by specific rules which the Risk Management and Controlling Department monitors as part of a decentralized compliance review.
Risk Management
     The primary task of the Risk Management Department is to minimize risks and optimize returns of the group. As such, it formulates and regularly reviews the group’s risk strategy. The risk strategy builds on the existing risk situation and establishes a framework for the assumption and management of risks within the group. A variety of instruments are used to implement the risk strategy. Management measures applied to individual counterparties and portfolios (e.g., second vote for loan approvals, a limit management system and portfolio guidelines) ensure risk-bearing capacity and prevent an undesirable expansion of concentrated risks. Stress tests are conducted to maintain the ability to respond even when cyclical conditions deteriorate substantially. The active use of credit derivatives also contributes to improving the risk profile and expanding the range of business options. In order to optimally use available capital while preserving the group’s risk-bearing capacity, the Risk Management Department proposes, at the group planning level, the allocation of capital to the various business areas (capital budgets). This capital is then made available to the individual business areas as equity for both ongoing and new operations.
Risk Controlling/Methods and Procedures
     The Risk Controlling Department and the Methods and Procedures Department perform further central functions alongside the Risk Management Department. The Risk Controlling Department is in charge of measuring and reporting all risks of KfW Bankengruppe. A comprehensive risk report, issued quarterly to the Risk Management Committee and supervisory bodies of KfW in accordance with regulatory requirements (MaRisk), is the basis of risk reporting for the group. The Methods and Procedures Department ensures that consistent risk analysis methods are applied throughout the group. These two departments are responsible for the correctness and completeness of all key risk variables used in the management of the group (methodological and data sovereignty). The instruments and methods applied are regularly validated and subject to continued development. The Risk Controlling and Methods and Procedures Departments are responsible for the operative procedures for group business area planning to determine the key performance indicators of the bank and the methods and applications used in measuring these indicators. Risk controlling monitors and reports in regular intervals on the achievement of the targets defined in group business area planning for the use of capital and value creation, and promotion in the individual business areas (performance reporting, comparison of targets and results). The use of economic capital budgeted in the planning process is also monitored so that it is possible to intervene whenever necessary (e.g., capital reallocation). Finally, performance reporting serves as a performance evaluation in the individual business areas.
Internal Auditing
     As an instrument of KfW’s Board of Managing Directors, the Internal Auditing Department is not bound by directives and works independently of group procedures. It generally audits all of KfW’s processes and activities to identify the risks involved. The Internal Auditing Department reports directly to the Board of Managing Directors.
     The procedure for risk-oriented planning of internal audits was further developed in 2007. The economic capital requirements of the operations to be audited are taken into account when determining the audit cycles for the individual audit areas.
     In addition to the promotional business, auditing activities focused on the risk management procedures and methods in 2007. The risk management audits focused on the internal rating systems as well as on the methods and processes for measuring and assessing market price risks and operational risks.
     The Internal Auditing Department monitored important projects, particularly the information technology development projects, while retaining its independence. As in previous years, in 2007 the Internal Auditing Department monitored the further development of risk measurement procedures by attending meetings of decision-making bodies, without being involved in the actual decision-making.
     The Internal Auditing Department also performed the coordination and management tasks of a group auditing department. It incorporates the internal auditing departments of the subsidiaries in the group-wide audit reporting. In addition, it coordinates and manages the establishment and development of instruments, methods, procedures and standards applied in the auditing work within the group.
KfW Bankengruppe’s Risk Management Approach
     Risk management within KfW Bankengruppe chiefly serves to preserve the group’s risk-bearing capacity. In conducting its business, the group only takes risks for which capital is available. An analysis of the risk-bearing capacity must measure risks and match them against risk-covering potential. Potential financial losses are measured with the aid of two central risk-measuring tools: expected loss and economic capital, which is a measure to cover unexpected loss.
     Expected loss refers to losses that are expected to arise on a statistical average over a number of years. Expected losses along with other parameters are important when credit is priced. Expected losses are defined as the product of:
•	the probability of a borrower’s default (probability of default);

•	the expected amount of the loan outstanding at the time of the potential default (exposure at default); and

•	the magnitude of likely loss on the exposure (loss given default).
     The probability of default is estimated for each borrower with the aid of rating methods. The result of the rating measures is an estimate of the probability that a counterparty will be unable to fulfill its obligations within the next 12 months. In particular, collateral and guarantees are evaluated to estimate the magnitude of the likely loss. Expected losses are not backed by capital as they are offset in a means calculation by the risk margins (insurance principle).
     In cases where the losses for an individual year exceed the expected loss, such losses must be covered by the bank’s own resources (risk-covering potential). The loss potential to be backed by capital (unexpected loss) is quantified by the Risk Controlling Department with the aid of statistical models. For credit risks, the loss potential is computed using a credit portfolio model and the risk measure credit value-at-risk at a prescribed confidence level. The difference between credit value-at-risk and expected loss is referred to as the economic capital requirement.
     KfW’s approach to market price risks is similar, as the value-at-risk is computed using statistical models. For market price risks, the value-at-risk also represents the economic capital requirement.
     The forecast period for both risk categories is one year. The confidence level used for calculating the economic capital requirement is 99.99%, which corresponds to triple-A standard. The capital requirement for credit and market price risks is aggregated, taking diversification effects into account. The capital requirement for operational risks is calculated using the regulatory standard approach according to Basel II.
     In addition, KfW Bankengruppe applies a “risk buffer”, which is determined in accordance with very conservative standards, in the calculation of its overall capital requirements. The risk buffer covers potential additional economic capital requirements for the loan portfolio that might result from stress tests conducted for an assumed severe recession scenario. It can also be used to cover additional economic capital requirements for interest rate risks while the solvency level defined by the group management is maintained. KfW does not cover liquidity risk with risk capital as it is not a loss risk to be covered on the liability side but a payment risk to be covered on the asset side. The overall risk capital requirement (economic capital) is matched against the risk covering potential (available financial resources). The available financial resources essentially result from KfW’s recognized equity. Parts of the equity (reserves) that are attributed to DEG or the ERP Special Fund are included in available financial resources only to the extent that DEG or ERP Special Fund operations themselves require economic capital. Subordinated liabilities are not considered.
     The following table sets forth the group’s economic capital requirements based on the categories of risk and the risk buffer (as described above), as well as the corresponding available financial resources at year-end 2007 and 2006:

Risk Bearing Capacity
     Despite the burdens resulting from the risk protection for IKB, which resulted in a significant decline in available financial resources, the economic capital required for credit, market price and operational risks was always matched by an adequate risk covering potential throughout 2007. Taking into account the above-mentioned burdens, EUR 1.4 billion, or 27%, of the risk buffer was covered by available financial resources at year-end 2007. This coverage permits an increase of the economic capital required for risks by up to 15%. KfW addresses liquidity and other risks by monitoring appropriate key figures and by regularly controlling the processes of the banking operations.
     Both KfW’s Board of Supervisory Directors and the Risk Management Committee are informed on a quarterly basis about all major risks and the overall risk situation of KfW Bankengruppe in connection with (MaRisk) risk reporting. Events of major importance to the bank’s risk situation are promptly communicated to the decision-makers.
     Based on the primary goal of ensuring risk-bearing capacity, promotion and growth are the further objectives of group business area planning, which is monitored on a risk-adjusted return on capital basis. For KfW Bankengruppe, growth means generating returns on a sustainable basis so as to be able to continue its promotional activities in the future. The main elements of group business area planning are group-wide strategic planning and its quantification in the planning of risks and earnings. Central top-down guidelines set by the Board of Managing Directors for key management variables, taking into account KfW’s system of objectives, form the basis for planning in individual business areas. On this basis the business areas formulate planning scenarios that are presented and discussed in a planning dialogue. The Board of Managing Directors subsequently decides on the strategy of each business area and on the overall group strategy. Strategy implementation and central management variables are monitored throughout the year.
     KfW’s management approach is based on state-of-the-art models used in banking practice. However, each model represents a simplification of a complex reality and builds on the assumption that risk parameters observed in the past can be considered representative of the future. Not all possible influential factors and their complex interactions can be identified and modeled for the risk development of a portfolio. This is one reason why KfW carries out stress tests both in the credit risk models and in the market risk models. The group works continually to refine its risk models.
Types of Risks
Counterparty Default Risk
     KfW Bankengruppe assumes counterparty risks in the context of its promotional mandate. Counterparty default risk is defined as the risk of financial loss that can occur if the borrower or counterparty fails to meet contractual payment obligations. Counterparty default risk also includes country risk, which is composed of transfer, conversion and political risks. In its domestic promotional lending business the main risks are in the areas of start-up finance and financing of small and medium-sized enterprises, promotional loans channeled through on-lending banks, and equity finance. In addition, KfW assumes risks in the context of export and project finance as well as, increasingly, promotional loans extended under financial cooperation.
     Default risks of lending operations are rated by estimating probabilities of default and loss given default. KfW Bankengruppe applies internal risk rating procedures in which country risks and individual corporate or project-related risks are assessed separately. It uses computer-based rating procedures adapted to the largely homogeneous customer segments and types of financing. KfW uses specific rating procedures for banks, corporations, small and medium-sized enterprises, private equity providers, private equity recipients, start-up businesses and countries. These procedures are based on scorecards and follow a uniform and consistent model architecture. For project financings, KfW applies a cash-flow based rating method. Under this method, the projection of cash flow generated by the financed object determines the credit risk. The rating procedures are calibrated to a one-year default probability. The ratings for new customers are conducted in the credit departments with follow-up ratings for existing clients conducted in the transaction management departments and always controlled and checked by a second loan officer. This procedure also ensures compliance with section 18 of the German Banking Act (Kreditwesengesetz/KWG) (supervision of ongoing disclosure).
     Depicting the default probability on a master scale which is uniform for the entire KfW group ensures the consistency of the individual rating procedures. The master scale consists of 20 different classes that can be summarized into four groups: investment grade (M1-M8); non-investment grade (M9-M15); watch list (M16-M18); and default (M19-M20). Each master scale class is based on an average default probability which undergoes a validation procedure that takes into account the different rating procedures. Specific organization regulations, which mainly specify the responsibilities, competencies and control mechanisms associated with a particular rating, apply to each rating procedure. The external ratings are mapped to the KfW master scale to ensure comparability of internal ratings of KfW Bankengruppe with ratings of external rating agencies. It is important, however, to ensure that the proper external rating type is used when making comparisons. The separate report of the debtor’s probability of default, the transfer risk, the expected loss severity in the event of default, and the term applied by the external rating must be taken into account, along with other factors. Periodic validation and further development of the rating procedures ensure that KfW is able to rapidly respond to changes in overall conditions. The aim is to continuously improve the selectivity for all rating procedures. Rating instruments and procedures largely meet the minimum requirements of the prevailing regulatory standards (MaRisk/Basel II).
     Exposure and valuation of collateral are heavily weighted in determining loss severity. In connection with the valuation of acceptable collateral, the expected net revenue from collateral realization in case of loss is estimated over the entire loan term. This estimate takes into account discounts based on the probability of default in case of personal security and the magnitude of loss incurred by the collateral provider. Due to KfW’s business model, personal security (most notably, guarantees provided by the Federal Republic) is common. For other collateral security, the discounts are chiefly attributable to fluctuations in market prices and devaluation resulting from depreciation. The determined value is an important element in estimating loss given default within KfW Bankengruppe. Depending on data availability, the various valuation procedures for individual types of collateral are based on internal and external historical loss data and expert estimates. The valuation parameters undergo a periodic validation procedure. For individual collateral this guarantees a reliable valuation of the collateral position. At the level of the collateral portfolio, KfW is currently developing a concept that permits concentration risks to be measured, valuated and managed.
     KfW Bankengruppe has various portfolio guidelines to limit risks from new business. They form the basis for the second vote on lending transactions and serve as an orientation guide for loan approvals. They are also designed to ensure adequate quality and risk structure of KfW’s portfolio and take into account the specific features of KfW’s promotional lending business. These guidelines distinguish between types of counterparties and product variants and define conditions under which business transactions generally may be conducted. A risk principle for loan collateral regulates uniform management, valuation and recognition of collateral across the group. The risk of default on investments in securities and in derivatives is also limited by the conservative selection of counterparties and by collateral agreements.
     Existing higher-risk exposures are divided into a “watch list” and a list for non-performing loans. The watch list serves to identify potential problem loans early and, if necessary, to make preparations for handling these loans. For this purpose, KfW closely monitors the economic and financial environment of the respective borrower. It regularly reviews and documents the economic situation and the collateral provided and formulates proposals for remedial action. Depending on the status of a problem loan, the Special Assets Group advises on measures to be implemented or takes over the problem loan completely from the Credit Department. This process ensures that specialists are involved at an early stage to ensure professional management of problem loans.
Risk Provisioning
     KfW Bankengruppe takes appropriate measures to address all identifiable default risks in its lending business by making risk provisions for loans. These risks also include political risks of financing transactions outside Germany. For loans with immediate risk of default (i.e., non-performing loans), KfW sets up individual impairments or provisions for undisbursed portions. Immediate risks of default arise when the series of payments due under a financial instrument is adversely affected by one or more events. These events are identified on the basis of criteria that meet both Basel II and IFRS requirements. Criteria include the identification of considerable financial difficulties on the part of the debtor, payment arrears, concessions made to the debtor owing to its financial situation (for example, in the context of restructuring measures), conspicuous measures undertaken by the debtor to increase its liquidity, and a substantial deterioration in the value of collateral taken. These criteria are further specified in KfW’s risk manual. Individual impairments are determined by means of an impairment tool. The calculation of individual impairments is also based on an individual assessment of the borrower’s ability to make payments in the future. The calculation also takes into account the scope and value of the collateral. A simplified impairment procedure is performed for small and standardized loans on the basis of homogeneous sub-portfolios.
     Risk provisions for latent risks (i.e., portfolio impairment) are derived from the valuation of loan receivables in the context of annual rating procedures and collateral valuations. The basis for this provisioning process is the expected loss model described above. For the purposes of IFRS the components exposure at default and loss given default were adjusted as follows: instead of the estimated exposure at default, the recognized gross exposure of the financial instrument is used for the calculation of the risk provisions. As a result, KfW recognizes risk provisions only for losses already incurred on the reporting date and not for losses expected in the future (“losses incurred but not yet reported”). Moreover, the loss given default has been adjusted by eliminating all imputed and internal costs. Risk provisions for irrevocable loan commitments are set up using the same method of calculation.
     Portfolio impairment also includes provisions for risks from portfolio concentration in the financial sector that result from the business model of extending promotional loans through the banking sector (i.e., KfW’s on-lending business). KfW Bankengruppe is, as a consequence, dependent on the financial development of the banking industry with its specific risks. KfW forms separate risk provisions to take account of this aspect of its business.
     According to IFRS 7.36, the maximum exposure to credit risk for KfW Bankengruppe arising from financial instruments is theoretically the total loss of the respective risk exposures. This exposure also takes into account contingent liabilities and irrevocable loan commitments. These exposures are reduced by the risk provisions made. Payment arrears were reported only in Loans and advances to banks and customers. Individual impairments were also reported under Securities and investments as well as under Contingent liabilities and Irrevocable loan commitments.
     The following tables provide an overview of the group’s maximum exposure to credit risk and risk provisioning for financial instruments, the book value of its financial instruments, which are past due, but not individually impaired as well as its individually impaired financial instruments.

Maximum Exposure

					Value adjustments		Derivatives used				Contingent
					from macro fair-		for hedge				liabilities,
	Loans and advances		Loans and advances to		value hedge		accounting; other		Securities and		irrevocable loan
	to banks		customers		accounting		derivatives		investments		commitments
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	(EUR in millions)
Book value as equivalent for maximum risk of default	205,253	190,772	93,082	91,753	0	219	8,736	7,173	45,745	41,802	44,516	52,092
Risk provisions	485	455	7,186	1,509	0	0	0	0	80	13	530	65
of which neither past due nor impaired	204,490	190,263	88,301	87,394	0	219	8,736	7,173	45,631	41,775	43,919	52,036
of which with conditions renegotiated (in the reporting year)*	7	0	4	0	0	0	0	0	3	4	0	0

*	Includes financial instruments that would be overdue or impaired without renegotiation of conditions.
Book Values of Financial Instruments Past due and not Individually Impaired

			Loans and advances to
	Loans and advances to banks		customers
	2007	2006	2007	2006
	(EUR in millions)
Less than 90 days past due	576	195	971	1,030
90 days and more past due.	41	109	1,721	844
Individually Impaired Financial Instruments

							Contingent liabilities,
			Loans and advances to				irrevocable loan
	Loans and advances to banks		customers		Securities and investments		commitments
	2007	2006	2007	2006	2007	2006	2007	2006
	(EUR in millions)
Book value	145	205	2,088	2,484	115	27	597	56
Individual impairments	71	95	6,858	1,322	80	13	446	21
     At year-end 2007, EUR 2.9 billion (net after deduction of risk provisions) compared with EUR 2.8 billion at year-end 2006 was classified as individually impaired out of EUR 397 billion in financial instruments outstanding compared with EUR 384 billion in 2006. Potential losses are conservatively estimated, and individual impairments have been formed in the amount of EUR 7.4 billion at year-end 2007 compared with EUR 1.4 billion at year-end 2006. This strong increase is due to the risk protection for IKB.
     In addition to provisions for immediate risks of default, KfW Bankengruppe makes provisions for latent risks of default (economic and political risks). Risk provisions for performing business totaled EUR 826 million at year-end 2007 compared with EUR 591 million at year-end 2006. These provisions included EUR 357 million for concentration risks in the financial sector compared at year-end 2007 compared with EUR 301 million at year-end 2006. On average, though, more than 75% of the loans in KfW Bankengruppe’s portfolio for performing loans are collateralized.
     In 2007, KfW Bankengruppe did not take possession of any asset previously held as collateral.
Stress Tests
     To prepare for a significant increase in default risks that can be neither foreseen nor ruled out, KfW Bankengruppe conducts stress tests to determine whether a higher economic capital is required for specific scenarios. A scenario covers potential deteriorations that may occur (scenario 1) short-term and cyclically (mild recession scenario) or (scenario 2) annually in view of critical developments during one year (severe recession scenario). As of August 31, 2007, the economic capital rose under stress tests by 52% for a mild recession scenario and by 82% for a severe recession scenario. 27% of the additional economic capital requirement may be covered by the available capital buffer.

Portfolio Structure
     The contribution of individual commitments to KfW Bankengruppe’s loan portfolio risk is assessed with the aid of an internal portfolio model. Concentrations of individual borrowers or groups of borrowers give rise to the risk of major losses that could jeopardize a bank’s existence. On the basis of the economic capital concept, the Risk Controlling Department measures the risk concentrations by individual borrower, industry and country. Concentrations are measured primarily by the extent to which they require economic capital. This ensures that not only high risk volumes, but also unfavorable probabilities of default and inconvenient risk correlations are taken into account. The results form the basis for managing the loan portfolio and are included in the limit management system to contain concentration risks. On the basis of the limit management system, KfW Bankengruppe defines global limits which prevent losses that would put the continuation of the bank at risk. These limits are accordingly derived from KfW’s risk-bearing capacity. The global limits provide a framework for managing counterparty risks. KfW reduces concentration risks under its risk management and active portfolio management in a targeted manner. For this purpose, KfW uses credit derivatives (single name credit-default swaps) and other instruments to hedge against individual counterparty risks. The use of single name credit-default swaps permitted KfW to release economic capital of EUR 122.7 million in 2007 as compared with EUR 113.8 million in 2006.
     Regions. As of December 31, 2007, the Eurozone accounted for 71% of KfW Bankengruppe’s loan portfolio in terms of economic capital, the same relative percentage as of year-end 2006. Within the Eurozone, the German share rose slightly, due to a particularly strong increase in domestic lending business.
Economic Capital by Region as of December 31, 2007
     Sectors. The high share of the financial industry in the overall economic capital for credit risks is due to KfW Bankengruppe’s promotional mandate. By far, the greatest portion of the group’s domestic promotional lending business consists of loans that are on-lent through banks. For the finance industry, the relative economic capital decreased from 53% at year-end 2006 to 51% at year-end 2007. This decrease was largely due to improved average collateralization ratios and the remodeling of risks from money-market trading, where the short term nature of money market exposures were taken into account more closely. The relative increase in economic capital requirements for the manufacturing industry and land-based transport was mainly due to rating adjustments. The heavy concentration in the finance sector is also reflected in terms of individual counterparties. As of December 31, 2007, the ten largest borrower units (Kreditnehmereinheiten) of KfW Bankengruppe required a total of 24% of the total economic capital for credit risks, as compared with 18% at year-end 2006. This percentage included a disproportionately high share of banks.

Economic Capital by Sector as of December 31, 2007
     Credit Quality. As credit quality enters into the calculation of the economic capital, it is appropriate, particularly in analyzing the credit quality structure, to examine the distribution of net exposures by credit quality category. Measured by net exposure, at year-end 2007 79% of the group’s portfolio was composed of loans to investment-grade borrowers, compared with 86% at year-end 2006. This decline in investment grade loan holdings was primarily due to the above-mentioned effects from money-market trading operations which the group conducted exclusively with investment grade counterparties. Operations declined over the year, and the changes outlined above led to lower risk being recorded. At year-end 2007 only 2% of the net exposure was categorized as a default/probable loss, compared with 1% at year-end 2006, and 3%, compared with 2% at year-end 2006, was assigned to the watch list portfolio (increased risk of default). The group’s loan portfolio continues to have a very good credit quality structure.
Credit Quality by Net Exposure as of December 31, 2007
Risk Protection for IKB
     To support IKB, which encountered existential problems in the wake of the U.S. subprime crisis, KfW and three German banking associations assumed risks of IKB at the end of July 2007. For this purpose risk protection measures were agreed upon that rest on three pillars:
1.	KfW assuming the rights and obligations under the liquidity lines granted by IKB to the special-purpose entities of the financing conduit RFCC;

2.	Reverse hedging of 25% of the first losses from risk sub-participations entered into by IKB in the special-purpose entities Havenrock I & II (Havenrock structure); and

3.	Hedging of default risks from a specified portfolio of structured securities on IKB’s balance sheet up to a maximum amount of EUR 1 billion.
     As of December 31, 2007, the risk protection for IKB amounted to EUR 9.3 billion. Based on the nominal volume of the positions as of July 30, 2007, EUR 269 million has since been repaid and EUR 521 million has been saved due to exchange rate effects that were hedged at year-end 2007. The amount contributed to the risk protection by the banking associations is limited to EUR 1.2 billion. The following table shows the volume covered by the risk protection and estimated loss as of the balance sheet date. Hedge positions in U.S. dollars were converted at the closing rate of 1.4721 USD = EUR 1.00 at year-end 2007.
Risk Protection for IKB
Volume of Protection and Estimated Loss

	Total volume of
	protection	Estimated Loss
	as of December 31, 2007	Absolute	in %
	(EUR in billions)
Rhineland Funding Corporation
-CDOs	6.5 (1)	5.8	89.2%
-Customer receivables	0.6	—	—
Havenrock structure	1.2	1.2	100.0%
IKB balance sheet assets	1.0 (2)	1.0	100.0%

Total	9.3	8.0	86.0%

(1)	Excluding commitments.

(2)	Including risk cap.
     After deduction of the risk sub-participation of EUR 1.2 billion provided by the banking associations (15%), the estimated loss of EUR 8.0 billion led to a charge of EUR 6.8 billion for KfW (85%). As of December 31, 2007, there was no need to write off or use risk provisions due to realized losses.
     Within the RFCC conduit, individual special-purpose entities have acquired debt owed to IKB from SME customers. In a total amount of EUR 563 million, this portion of the RFCC conduit is not impaired and was sold to a third party bank in early 2008, such that no specific risk provisions were recorded.
     In order to account for the effects of the IKB risk protection on KfW Bankengruppe’s risk-bearing capacity, the risk provisions for lending business recorded on the balance sheet and the negative market values of the credit derivatives used for the risk assumption were deducted in full (EUR 6.8 billion) from available financial resources.
Market Price Risk
     Market price risks result primarily from potential losses that may arise from changes in:
•	interest structure (interest rate risks);

•	exchange rates (currency risks); and

•	other market prices (e.g., share prices or raw materials prices).
     KfW and its subsidiaries are not required by the German Commercial Code to keep a trading book; consequently, their market price risks are limited to the banking book.
     Interest Rate Risks. The main market risk component in KfW Bankengruppe is interest rate risk. The group assumes limited interest rate risks in order to seize opportunities for returns. Additionally, interest rate risks arise from the special architecture of the domestic lending business with its off-schedule repayment options. KfW takes this into account in its risk management by including the estimated volume of future off-schedule repayments in its funding strategy.
     In the identification of interest rate risks in its banking book, KfW uses standard software that is connected to all data relevant for risk assessment. The current balances of interest rate maturities (euro, U.S. dollar and British pound) are determined with the aid of this standard software. On this basis, KfW regularly performs value-at-risk calculations to assess its interest risk position. The applied simulation-based method is based on a two-factor Cox-Ingersoll-Ross model. Each of the factors consists of a money-market interest rate and a capital-market interest rate. The parameters required for the model are estimated from past data. The model is used to estimate the distribution of risk positions in the group given possible changes in market interest rates and based on an assumed holding period of three months. A so-called Monte Carlo simulation is run to determine 100,000 risk distributions. Out of the simulated losses, the tenth largest loss is defined as economic capital requirement and thus an estimate of a loss that will, with a likelihood of 99.99%, not be exceeded over a one-year period. Periodic stress tests supplement to this calculation to estimate possible losses under extreme standardized market conditions. Apart from a parallel shift in the yield curve, these tests include scenarios such as a twist in the yield curve and an extension of the holding period.
     Currency Risks. Foreign currency loans are generally funded in the same currency or secured by appropriate foreign currency hedging instruments. This also applies to individual impairments for which the corresponding replacement assets are provided. In addition, KfW has decided to make portfolio provisions in U.S. dollars to hedge against contingent exchange rate risks from a potential default on existing debt denominated in U.S. dollars. The earnings components generated in U.S. dollars in the year under review were accumulated for this purpose. In addition, KfW increased holdings of U.S. dollars by USD 4 billion in 2007 and USD 1.1 billion in early 2008 as a currency hedge under the IKB risk protection. The revaluation of the risk protection for IKB at the end of March 2008 requires a further increase of U.S. dollar-denominated holdings by USD 2.4 billion, which is to be effected promptly in April 2008.
     Margins and commissions received over time in other currencies are always converted into euros without delay to avoid currency risks.
     Risks from open currency positions remaining at the balance sheet closing date are measured by a variance/covariance approach in the form of a value-at-risk with the required parameters (variances and correlations) estimated from past data. The holding period in this case is three months.
     Other Market Price Risks. In addition to shares traded on the stock exchange under asset allocation and its interest in IKB, KfW’s other market price risks include CO2 certificates kept by the group in its books. Risks arise from CO2 certificates because KfW has decided to act as an intermediary between sellers and buyers of CO2 certificates. KfW also keeps certificates in its own books for these purposes.
     The risks from the remaining market price risks are measured under variance/covariance approaches in the form of a value-at-risk (99.99%) with the parameters derived from historic data. The assumed holding period in risk measurement is three months, as for all other types of market risk, and the capitalization period is one year.
     The models applied within KfW Bankengruppe to estimate market price risks are reviewed annually during backtesting.
     The Risk Management Committee manages the market risks on the basis of the evaluation and analysis of the interest and currency position, the remaining market risks and the stress tests for interest rate risks. The objective of this is the long-term management of a reasonable market risk position for the bank and the investment of own funds. The strategy pursued in light of this management is defined annually in the context of the group business planning and monitored with the aid of a global limit system.
     The Board of Managing Directors has imposed general conditions in line with market standards for the transaction, handling and settlement of trading activities in accordance with the minimum requirements for risk management.
     The market price risks within KfW Bankengruppe required a total of EUR 1,544 million in economic capital as of December 31, 2007. This position is composed of the following individual risks:

Total Economic Capital for Market Price Risks

	As of December 31,
	2007	2006
	(EUR in millions)
Interest rate risks	1,120	1,175
Currency risks	51	0
Other market price risks	373	226

Market price risk	1,544	1,401

     Minor changes were observed in the interest rate risks, which required economic capital of EUR 1,120 million for the debt-financed book as of the reporting date.
     As of December 31, 2007, there was an open currency position in the balance sheet in the equivalent of EUR 759 million, around EUR 747 million of which was attributed to the USD position, compared with EUR 151 million as of December 31, 2006. This open position results from the risk protection for IKB and was fully closed in early 2008. The economic capital for currency risks was EUR 51 million as of the balance sheet closing date. In addition, the revaluation of the risk protection for IKB at the end March 2008 resulted in an open currency position as of the balance sheet closing date equivalent to EUR 1.7 billion, which is to be covered promptly in April 2008.
     With respect to the remaining market risks, the economic capital increased by EUR 147 million at year-end 2007 compared to year-end 2006. This increase was mostly due to KfW’s new indirect investment in EADS through Dedalus GmbH & Co. KGaA in 2007.
     Volatility of Present Value of Assets Funded by Equity. Assets financed by equity are not actively managed in the context of interest risk management because they are a long-term investment. Interest rate risks nevertheless exist for these assets as changes in interest rates impact the present value of equity-funded assets. To cover the risk resulting from the volatility of the present value of these assets, KfW calculates economic capital, which amounted to EUR 875 million and EUR 890 million as of December 31, 2007 and 2006, respectively, using the two-factor Cox-Ingersoll-Ross model presented above.
Liquidity Risk
     A variety of instruments and criteria are applied to manage the liquidity position and funding requirements within KfW Bankengruppe. The procedures to be applied in liquidity management are defined by specific risk guidelines. These guidelines include the definition of risk, objectives for liquidity management, the various instruments used in internal liquidity management and key parameters applied to meet statutory and regulatory requirements.
     The group’s risk definition breaks down liquidity risks into institutional and market liquidity risks. Institutional liquidity risks comprise the risk of being unable to meet existing payment obligations at all, in due time and/or in the required amount. Market liquidity risks, in turn, comprise risks associated with the market price losses of assets in the event of a necessary sale and the risk of being incapable of raising necessary funds in due time and/or in sufficient volume or of obtaining them only at a disproportionately high funding rate.
     The primary objective of liquidity management is to ensure that KfW Bankengruppe is capable of meeting its payment obligations at all times. KfW’s subsidiaries are principally responsible for ensuring and managing their own liquidity and complying with the existing regulatory requirements. KfW, however, is available as a contractual partner for all commercial transactions of its subsidiaries, particularly for their funding. For this reason, the liquidity requirements of the subsidiaries are included both in KfW’s funding schedule and in the liquidity maintenance strategy.
     The basis for managing the liquidity position and determining the funding requirements within KfW Bankengruppe is a computer-based liquidity management system that evaluates all known current and future payments. Additional expected payment flows (e.g., disbursements under new lending transactions, off-schedule repayments and exercise of termination rights) are added to the known payment flows. On this basis KfW performs liquidity management and planning in daily, monthly and annual intervals. Additional analyses can be performed promptly as required.
     KfW also monitors its liquidity position for compliance of the KfW Law, which requires the proportion of short-term to long-term obligations to be determined in order to ensure compliance with the 10% threshold. It also voluntarily determines the key parameters on a monthly basis according to the requirements of the Liquidity Regulation. All key liquidity figures are regularly above the minimum requirements.
     To maintain liquidity KfW holds an adequate stock of money-market instruments and liquid securities that are Category I securities eligible as collateral with the European Central Bank, both for overnight funding and for regular open-market transactions. Liquid USD securities are also held as a liquid reserve for USD business. The required liquidity cushion is reviewed regularly and calculated in such a manner that KfW’s operations can continue as planned even if a hypothetical extraordinary market disruption occurs and affects its funding options. For purposes of monitoring and communicating liquidity risks, the two key liquidity parameters and the mid-term liquidity planning are reported to the Risk Management Committee monthly and the long-term planning at least annually. The committee also decides on the measures to be taken when a need for action is determined. Responsibility for monitoring the liquidity situation and prompt reporting lies with the Treasury Department.
     The table below shows the contractual payment obligations (principal and interest) of KfW Bankengruppe arising from financial instruments by maturity range.
Contractual Payment Obligations Arising from Financial Instruments by Maturity Range

	As of December 31, 2007 (1)
		1 to 3	3 months to 1	1 to 5	5 years and
	Up to 1 month	months	year	years	more	Total
			(EUR in millions)
Liabilities to banks and customers	5,298	7,449	6,889	21,605	37,578	78,819
Certificated liabilities	7,389	7,603	37,709	143,437	133,499	329,637
Net liabilities under derivative financial instruments	645	1,357	2,091	3,743	-8,760	-924
Subordinated liabilities	0	0	666	584	3,617	4,867

Liabilities under on-balance financial instruments	13,332	16,409	47,355	169,369	165,934	412,399

Contingent liabilities	6,054	0	0	0	0	6,054
Irrevocable loan commitments	38,462	0	0	0	0	38,462

Liabilities under off-balance financial instruments	44,516	0	0	0	0	44,516

Liabilities under financial instruments	57,848	16,409	47,355	169,369	165,934	456,915

	As of December 31, 2006 (1)
		1 to 3	3 months to 1	1 to 5	5 years and
	Up to 1 month	months	year	years	more	Total
	(EUR in millions)
Liabilities to banks and customers	6,332	5,622	5,606	24,260	39,072	80,892
Certificated liabilities	5,554	11,675	37,799	133,578	126,348	314,954
Net liabilities under derivative financial instruments	558	945	376	1,593	-9,564	-6,092
Subordinated liabilities	0	0	20	520	0	540

Liabilities under on-balance financial instruments	12,444	18,241	43,801	159,950	155,857	390,293

Contingent liabilities	6,930	0	0	0	0	6,930
Irrevocable loan commitments	45,162	0	0	0	0	45,162

Liabilities under off-balance financial instruments	52,092	0	0	0	0	52,092

Liabilities under financial instruments	64,536	18,241	43,801	159,950	155,857	442,385

(1)	Payment obligations arising from derivatives are offset against the opposite payment claims under the contracts, and irrevocable loan commitments and contingent liabilities are assigned flat to the first maturity range.
     Finally, in light of the current situation in the financial markets, KfW’s funding situation may be summarized as follows: Despite the difficult market environment characterized by the crisis in the financial markets, KfW’s funding situation continues to be very positive and was not, at any time, negatively affected. The general uncertainty prevailing in the markets since the end of July 2007 prompted many investors to seek out “safe havens”, which has benefited KfW particularly in terms of its short-term funding activities through its multicurrency commercial paper program. Both the issuing volume and the funding costs achieved under this program have developed clearly to KfW’s advantage. The program volume was increased from its original EUR 12 billion to EUR 20 billion in mid-2007. The main reason for this was that KfW aimed to increase its funding flexibility overall in order to be able to optimally cover increasing funding needs resulting from its expanding promotional activities. For 2008, KfW expects its capital market funding needs to be approximately EUR 70 billion, as compared with EUR 65 billion for 2007. Only a minor portion of this increase will result from the replenishment of its liquidity reserves, which were used in the course of 2007 to meet the liquidity obligations assumed from IKB with respect to RFCC. Most of the increase is due to the expanding promotional activities of KfW, including new ERP business.
Operational and Other Risks
     KfW Bankengruppe defines operational risk as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risks but does not include strategic risks.
     Control of operational risks is performed centrally by the Risk Management and Controlling Department. Operational risks are managed by the individual operational departments. Furthermore, the central OpRisk Controlling is in charge of operational continuity management, which supports the risk management.
     In accordance with the definition laid out in the Solvency Regulation, operational risks at KfW Bankengruppe are integrated into its economic management as part of a holistic management approach. Risk management is based on loss data collection, OpRisk assessments and the identification and monitoring of measures.
     Operational risks are quantified and capital requirements are determined using the regulatory standard approach according to Basel II and the Solvency Regulation.
     Loss data collection has been further optimized. The first bank-wide survey of OpRisk assessments was completed in 2007. Since then, assessments have been conducted in regular intervals. Both OpRisk instruments are supported by data processing systems specially tailored to the needs of KfW Bankengruppe. The management of measures was technically designed in 2007. A technical platform was developed for the MaRisk-compliant monitoring of measures derived from the OpRisk assessments or the ascertainment of losses. This platform supports risk management and will be implemented in the beginning of 2008. Comprehensive management reporting of risk events was introduced in 2007. Quarterly reporting to the departments and the Board of Managing Directors of KfW has been established. A project has been launched for the technical development of early warning indicators. A survey of initial risk indicators is scheduled to take place within the group in the first half of 2008.
     At the operative level, operational risks within KfW Bankengruppe are limited by an internal control system. The IT system is under permanent development and business processes are constantly being analyzed and optimized. For risks that can arise from unforeseeable events, KfW has put appropriate contingency plans in place (for IT system disruptions) and has sufficient insurance coverage (e.g., for fire and water damage).
     The group addresses legal risks by involving its in-house legal department early in the process and by cooperating closely with external legal advisers in Germany and abroad. Contracts may be entered into only on the basis of unambiguous and correctly-documented arrangements. Moreover, current operations are concluded using standard contracts (e.g., ISDA contracts).
     A crisis management group has been established for operational continuity management. Crisis, emergency and early warning procedures have also been defined. A technical solution has already been implemented for the early warning procedures. Preparations are currently underway to optimize the technical support for the planning of crisis and emergency procedures.
Summary and Outlook
     KfW Bankengruppe will continue to attach great importance to enhancing its set of risk measurement and management instruments. The main focus for 2008 will be on further developing and validating KfW’s rating methods and stress test instruments. Another major focus will be continuously improving and speeding up the risk management and controlling procedures. The bank has launched, along with others, projects that establish procedures for securing and improving data quality and integrity of KfW’s risk models more firmly with the IT systems.
     KfW Bankengruppe plans to further expand the active management of its loan portfolio. It plans to implement innovative portfolio management concepts, an infrastructure for the overarching management of securities portfolios and the integration of market and credit risks.

FINANCIAL STATEMENTS OF KFW BANKENGRUPPE
Income Statement

	Note		2007	2006	Change
			EUR in	EUR in	EUR in
			millions	millions	millions
Interest income		(26)	27,578	23,688	3,890
Interest expense		(26)	25,823	21,934	3,889
Net interest income		(26)	1,755	1,754	1
Risk provisions for lending business	(10),	(27)	-6,409	-12	-6,397
Net interest income after risk provisions			-4,655	1,741	-6,396
Commission income		(28)	388	369	19
Commission expense		(28)	178	169	9
Net commission income		(28)	209	200	10
Net gains/losses from hedge accounting	(7),	(29)	73	-17	91
Net gains/losses from other financial instruments at fair value through profit or loss	(10),	(30)	-1,953	172	-2,125
Net gains/losses from securities and investments	(14),	(31)	-421	19	-440
Administrative expense		(32)	607	573	34

Net other operating income	(10),	(33)	1,189	32	1,157
Profit/loss from operating activities			-6,164	1,574	-7,738
Taxes on income		(34)	4	10	-6
Consolidated profit/loss			-6,168	1,564	-7,732

Appropriation of consolidated profit/loss

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Consolidated profit/loss	-6,168	1,564	-7,732
Additions to reserves from the ERP Special Fund	-47	-55	8
Additions to retained earnings	-278	-1,242	964
Additions to reserves in accordance with the KfW Law	0	-822	882
Additions to other retained earnings	-278	-420	-142
Additions to the fund for general banking risks	-200	-267	67
Reductions of the fund for general banking risks	-5,300	0	-5,300

Balance sheet profit/loss	-1,393	0	-1,393
KfW’s reserves from the ERP Special Fund are increased on the basis of contractual agreements. KfW’s net loss for the period in the amount of EUR 1,393 million is recorded as a balance sheet loss in the consolidated financial statements. In the previous year, in accordance with § 10 (2) and (3) of the KfW Law, EUR 487 million of KfW’s net income had been allocated to the statutory reserve and EUR 335 million to the special reserve.
EUR 200 million was added to the fund for general banking risks. In the previous year, in addition to EUR 267 million from the profit for the year, other retained earnings of EUR 433 million were reclassified to the fund. KfW applied EUR 5,300 million from the fund for general banking risks to cover some of the charges arising in connection with the crisis situation at IKB.

Balance Sheet

		31	31
		December	December
	Note	2007	2006	Change
		EUR in	EUR in	EUR in
		millions	millions	millions
ASSETS
Cash reserves	(37)	26	26	0
Loans and advances to banks	(9), (12), (38)	205,738	191,228	14,510
Loans and advances to customers	(9), (10), (12), (39)	100,267	93,262	7,005
Risk provisions for lending business	(10), (13), (40)	-7,671	-1,964	-5,707
Value adjustments from macro fair value hedge accounting	(7), (41)	-1,295	219	-1,514
Derivatives used for hedge accounting	(7), (42)	5,570	3,196	2,374
Other derivatives	(8), (9), (43)	3,166	3,977	-812
Securities and investments	(14), (15), (44)	45,745	41,802	3,943
Property, plant and equipment	(16), (45)	801	778	23
Intangible assets	(17), (46)	69	59	11
Other assets	(18), (47)	1,579	1,806	-227
Total		353,997	334,389	19,608

LIABILITIES AND EQUITY
Liabilities to banks	(9), (19), (48)	13,366	17,990	-4,624
Liabilities to customers	(9), (19), (49)	37,121	41,958	-4,837
Certificated liabilities	(19), (50)	260,315	240,086	20,229
Value adjustments from macro fair value hedge accounting	(7), (51)	-423	-329	-94
Derivatives used for hedge accounting	(7), (52)	4,091	5,009	-919
Other derivatives	(8), (9), (10), (53)	17,114	9,013	8,100
Provisions	(13), (20), (54)	1,545	996	549
Other liabilities	(18), (55)	2,185	2,462	-277
Subordinated liabilities	(21), (56)	3,747	500	3,247
Equity	(22), (57)	14,936	16,702	-1,766

Total		353,997	334,389	19,608

Statement of Changes in Equity
Statement of changes in equity in financial year 2007

			Appropriation of
			consolidated
	As at 1		profit/loss from	Changes in	As at 31
	January		financial year	revaluation	December
EUR in millions	2007	Capital increases	2007	reserves	2007
Subscribed capital	3,750	0	0	—	3,750
Outstanding contributions	-450	0	0	—	-450
Capital reserve	1,604	4,650	0	—	6,254
Promotional reserves from the ERP Special Fund	0	4,650	0	—	4,650
Reserve from the ERP Special Fund	757	0	47	—	804
Retained earnings	5,584	0	278	—	5,862
Statutory reserve under § 10 (2) KfW Law	1,574	0	0	—	1,574
Special reserve under § 10 (3) KfW Law	1,893	0	0	—	1,893
Special reserve less the special loss account from provisioning pursuant to §17 (4) D-Mark Balance Sheet Law	21	0	0	—	21
Other retained earnings	2,095	0	278	—	2,374
Fund for general banking risks	5,300	0	-5,100	—	200
Revaluation reserves	157	0	—	-249	-92
Balance sheet profit/loss	0	—	-1,393	—	-1,393

EQUITY	16,702	4,650	-6,168	-249	14,936

Statement of changes in revaluation reserves in financial year 2007

				Investments
		Shares and		accounted for
		other non-fixed		using the
	Bonds and other fixed-	income	Equity	equity
EUR in millions	income securities	securities	investments	method	Total
As at 1 January 2007	86	38	0	33	157
A. Changes recognised in the income statement
Decrease due to disposals	2	3	0	0	5
Increase due to disposals	-1	-3	0	0	-4
Decrease due to impairments	0	-1	0	0	-1
Total changes recognised in the income statement	1	-1	0	0	0
B. Changes recognised directly in equity
Changes in revaluation reserves	-211	-3	-1	-33	-248
Total changes recognised directly in equity	-211	-3	-1	-33	-248

Effect of exchange rate changes	-1	0	0	0	-1
As at 31 December 2007	-125	34	-1	0	-92

Statement of changes in equity in financial year 2006

			Appropriation
			of consolidated
	As at 1		profit/loss from	Changes in	As at 31
	January	Reclassifica-	financial year	revaluation	December
EUR in millions	2006	tions	2006	reserves	2006
Subscribed capital	3,750	0	0	—	3,750
Outstanding contributions	-450	0	0	—	-450
Capital reserve	1,604	0	0	—	1,604
Reserve from the ERP Special Fund	703	0	55	—	757
Retained earnings	4,775	-433	1,242	—	5,584
Statutory reserve under § 10 (2) KfW Law	1,087	0	487	—	1,574
Special reserve under § 10 (3) KfW Law	1,559	0	335	—	1,893
Special reserve less the special loss account from provisioning pursuant to §17 (4) D-Mark Balance Sheet Law	21	0	0	—	21
Other retained earnings	2,108	-433	420	—	2,095
Fund for general banking risks	4,600	433	267	—	5,300
Revaluation reserves	210	0	—	-53	157
EQUITY	15,191	0	1,564	-53	16,702

Statement of changes in revaluation reserves in financial year 2006

			Investments
		Shares and	accounted for
		other non-fixed	using the
	Bonds and other fixed-	income	equity
EUR in millions	income securities	securities	method	Total
As at 1 January 2006	68	82	60	210
A. Changes recognised in the income statement
Decrease due to disposals	1	3	0	5
Increase due to disposals	-1	-6	-27	-34
Decrease due to impairments	0	-3	0	-3
Total changes recognised in the income statement	0	-6	-27	-32
B. Changes recognised directly in equity
Changes in revaluation reserves	18	-30	0	-12
Total changes recognised directly in equity	18	-30	0	-12

Effect of exchange rate changes	0	-8	0	-9
As at 31 December 2006	86	38	33	157

Cash Flow Statement
EUR in millions

	2007	2006
Consolidated profit/loss	-6,168	1,564

Non-cash items included in consolidated net income for the period and reconciliation to cash flow from operating activities:
Depreciation, amortisation and impairment (receivables, property, plant and equipment, securities and investments) and changes in risk provisions for lending business	7,095	82
Changes in other provisions	138	60
Profit/loss from the disposal of securities and investments and property, plant and equipment	-3	-2
Other adjustments (net)	268	-1,713

Subtotal	1,330	-8

Changes in assets and liabilities from operating activities after adjustment for non-cash items:
Loans and advances to banks	-14,515	-15,934
Loans and advances to customers	-7,722	8,498
Securities and investments (Securities)	-4,320	-10,196
Other assets relating to operating activities	-1,870	7,347
Liabilities to banks	-4,623	-2,798
Liabilities to customers	-4,837	7,564
Certificated liabilities	20,229	4,266
Other liabilities relating to operating activities	6,759	-312
Interest and dividends received	27,578	23,688
Interest paid	-25,823	-21,934
Income tax paid	8	-8

Cash flow from operating activities	-7,806	172
Cash proceeds from the disposal of:
Property, plant and equipment	13	7
Cash payments for investment in:
Securities and investments (Equity investments)	-36	-82
Property, plant and equipment	-89	-131
Changes from other investing activities	1	0

Cash flow from investing activities	-110	-206
Cash proceeds/(payments) from capital increases/(decreases)	4,650	0
Changes from other financing activities	3,247	0

Cash flow from financing activities	7,897	0

Cash and cash equivalents as at 31 December 2006	26	26
Cash flow from operating activities	-7,806	-172
Cash flow from investing activities	-110	-206
Cash flow from financing activities	7,897	0
Effects of exchange rate changes	20	34
Cash and cash equivalents as at 31 December 2007	26	26

The IAS 7 item cash and cash equivalents reported in the cash flow statement is identical to the balance sheet item cash reserves and thus comprises cash on hand and balances with central banks.
The cash flow statement shows the changes in cash and cash equivalents in the financial year through the cash flows from operating activities, investing activities and financing activities.
The cash flow statement prepared in accordance with IAS 7 largely corresponds to the cash flow statement for 2006 prepared in accordance with the German Commercial Code (Handelsgesetzbuch/HGB) (DRS 2-10). A separate reconciliation was therefore deemed unnecessary.
Please refer to the comments on liquidity risk in the group management report for information on the KfW Group’s liquidity risk management.

NOTES TO FINANCIAL STATEMENTS
Accounting policies
(1)	Basis of presentation
KfW is the promotional bank of the Federal Republic of Germany and was founded in 1948 as a public law institution based in Frankfurt am Main.
The KfW Group includes six subsidiaries and five special funds (securities funds/ Wertpapier-Sondervermögen) that are consolidated. One jointly controlled entity is accounted for at equity.
The consolidated financial statements as at 31 December 2007 have been prepared, pursuant to section 315a (1) of the German Commercial Code (Handelsgesetzbuch/HGB), in accordance with the International Financial Reporting Standards (IFRS), as applicable in the European Union (EU), and with the interpretations set out by the International Financial Reporting Interpretations Committee (IFRIC), as mandatory consolidated accounts in accordance with Article 4 of Regulation (EC) No. 1606/2002 (IAS Regulation) of the European Parliament and Council of 19 July 2002, as well as further regulations on the adoption of certain international accounting standards. The standards and interpretations that apply are those that had been published and adopted by the EU at the point in time at which these financial statements were prepared.
The supplementary provisions of the German Commercial Code that also apply to IFRS consolidated financial statements have been taken into account. The group management report prepared in accordance with section 315 of the German Commercial Code includes the risk report with the risk-oriented information on financial instruments as set out in IFRS 7, material events after the balance sheet date according to IAS 10 as well as information on capital and capital management as set out in IAS 1.124.
IFRS 1 was applied to the first-time preparation of IFRS consolidated financial statements. The effects of the transition from group accounting in accordance with the German Commercial Code to group accounting in accordance with IFRS are set out in a reconciliation.
The consolidated financial statements were prepared in accordance with standard KfW accounting policies and are based on the going concern principle. The accounting policies were applied in a consistent manner. All companies accounted for at equity prepared their annual financial statements as at 31 December 2007.
The reporting currency and the functional currency of all consolidated entities is the euro. Unless otherwise specified, all amounts are stated in millions of euros (EUR in millions).
As a general rule, assets are carried at (amortised) cost, with the exception of the following financial instruments:
•	derivative financial instruments carried at fair value through profit or loss;

•	designated financial instruments carried at fair value through profit or loss;

•	available-for-sale financial assets carried at fair value recognised directly in equity.
The consolidated financial statements include values which are determined on the basis of judgements and/or estimates and assumptions which are determined to the best possible knowledge and in accordance with the applicable standard. The amounts actually realised can deviate from these estimates. Estimates and assumptions are required, in particular, for calculating risk provisions, recognising and measuring provisions (including pension liabilities), performing the fair value accounting for financial instruments based on valuation models, assessing and measuring impairment of assets, and assessing the utilisation of deferred tax assets. The estimates and assumptions underlying these estimates are reviewed on an ongoing basis and are based, among other things, on historical experience or expected future events that appear likely given the particular circumstances. Insofar as estimates and their underlying assumptions were required, the assumptions made are explained in the notes to the relevant items.
KfW does not expect any deviations from its assumptions or any uncertainties with respect to estimates that could result in a material risk requiring a substantial adjustment to the related assets and liabilities within the next financial year. With a view to the current uncertainties in the financial markets, however, this cannot be completely ruled out.
(2)	Assessment of the impact of applying IFRS/IFRIC in the future
IFRS 8, “Segment Reporting”, which replaces the previous regulations on segment reporting, must be applied with effect from 1 January 2009. KfW did not voluntarily adopt IFRS 8 early. This change is not expected to have any material impact on its financial position and performance.
IFRIC 11/IFRS 2, “Group and Treasury Share Transactions”, which has already been adopted by the EU, is not relevant to the KfW Group.

(3)	Consolidated group
All significant subsidiaries, jointly controlled entities and associates have been included in the consolidated financial statements.
Affiliated entities are consolidated in accordance with IAS 27 if KfW can exercise control over the company directly or indirectly. The acquisition date is the date of initial consolidation. Affiliated entities are deconsolidated when control can no longer be exercised.
Associates and jointly controlled entities are included in accordance with IAS 28/IAS 31 insofar as a significant influence or joint control is exerted. IKB was accounted for as an associate at equity until the decision to move ahead with a prompt sale of the shares. As at the balance sheet date it was treated as an asset held for sale in accordance with IFRS 5.
Special purpose entities (SPEs) are companies formed to accomplish a narrow, well-defined objective. In accordance with IAS 27/SIC 12, a special purpose entity is consolidated when the substance of the relationship between the reporting enterprise and the SPE indicates that the SPE is controlled by that enterprise.
The structure of the KfW Group is set out in the Notes under the Disclosures on shareholdings.
(4)	Basis of consolidation
Consolidation involves revaluing the total assets and liabilities of the subsidiaries at the acquisition date, irrespective of the percentage of equity instruments acquired, and incorporating them into the consolidated balance sheet. The resulting adjustments from hidden reserves and obligations are treated in accordance with the applicable standards. If the revaluation procedure results in an excess of acquisition cost, this amount is capitalised as goodwill. There is no goodwill recognised at present.
Any intragroup assets and liabilities are eliminated, as are expenses and revenues from transactions between group companies. Intragroup profits between consolidated companies are also eliminated.
Associates and jointly controlled entities are accounted for using the equity method.
KfW holds no minority interests.
(5)	Financial instruments — recognition and measurement
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The following explanations provide an overview of how the requirements of IAS 39 are implemented.
Initial recognition is as at the settlement date for non-derivative financial instruments and as at the trade date for derivatives.
Upon initial recognition, financial instruments must be assigned to one of the following categories. The subsequent valuation depends on this categorisation:
a.	Loans and receivables,

b.	Held-to-maturity investments,

c.	Financial assets and liabilities at fair value through profit or loss,

a.	Financial assets and liabilities designated at fair value through profit or loss (fair value option),

b.	Financial assets and liabilities held for trading,
d.	Available-for-sale financial assets, or

e.	Other liabilities.
The category “loans and receivables” includes non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These are measured at amortised cost using the effective interest method. For the KfW Group, this primarily relates to the lending business reported under Loans and advances to banks and Loans and advances to customers. In its lending business the KfW Group uses the Basel definition for its selection of default criteria and applies a uniform definition of default group-wide. Default criteria are, in particular, payments overdue for more than 90 days (taking a marginality limit into account) and anticipated non-fulfilment of payment obligations in the face of indicators such as filing for bankruptcy, material adverse change, distressed loan indication, cases of conversion and transfer, debt to equity swaps, deferment/restructuring and disposal of loans or advances at significant loss.
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the intention and ability to hold to maturity. This valuation category is not used within the KfW Group.
For financial assets and liabilities, the fair value option can be used irrevocably if
•
the categorisation can resolve or substantially reduce an accounting mismatch resulting from the valuation of financial assets or financial liabilities or the recognition of a loss or a gain as a result of differing accounting policies;

•
a group of financial assets and/or financial liabilities is managed in accordance with the documented risk management or investment strategy and its performance is assessed on the basis of the fair value and the information is passed on to key personnel; or

•
a contract contains one or several embedded derivatives which significantly modify the cash flows required by the contract or an analysis is required to determine that the embedded derivative(s) may not be separated.

Designated financial assets and liabilities are measured at fair value through profit or loss. The KfW Group uses the fair value option for hedging relationships, structured products, securitisation transactions, equity finance business, and for financial instruments of consolidated performance-based special funds. These financial instruments are reported under Securities and investments, Liabilities to banks and customers and Certificated liabilities. Changes to the fair value are stated under Net gains/losses from other financial instruments at fair value through profit or loss, while interest income/expense is reported under Net interest income.
Financial instruments that belong to the category Financial assets and liabilities held for trading are measured at fair value through profit or loss. This category includes both derivatives and non-derivative financial instruments purchased with the intention of generating a short-term profit. The KfW Group does not enter into any transactions with the intention of generating a short-term profit. Derivatives transactions concluded purely for hedging purposes are allocated to this category if they are not recorded under hedge accounting in accordance with IAS 39. They are reported under Other derivatives, while changes to the fair value are reported under Net gains/losses from other financial instruments at fair value through profit or loss. Derivatives used for Hedge accounting are reported in the balance sheet under the item of the same name, while changes to the fair value are reported under Net gains/losses from hedge accounting. Interest income/expense from derivatives is reported under Net interest income.

All other financial assets fall under the category “available-for-sale financial assets”. The difference between the fair value and the (amortised) cost is recognised directly in a separate equity item until the asset is sold or an impairment loss has to be recognised in profit or loss. This is the case for debt instruments if there is objective evidence (“trigger”) of impairment with an impact on the expected future cash flows. Specific trigger events are defined depending on the type of financial instrument. Events such as payments overdue for 30 days or more, a deterioration in the internal rating to the non-performing loans category, and a decline in the market price can be considered objective evidence of a possible impairment. Furthermore, an impairment has to be recognised in profit or loss in the case of a significant or prolonged decline in the acquisition cost of equity instruments. The impairment of a debt instrument assigned to this category is reversed through profit or loss if there is no longer any objective evidence for an impairment. Impairments of equity instruments assigned to this category may only be reversed directly in equity. Equity instruments that cannot be reliably measured at fair value are accounted for at cost. Impairments are recognised in profit or loss, while reversals of impairment losses are not considered. Within the KfW Group, the available-for-sale financial assets are reported under Securities and investments. Gains and losses from disposals, impairments to be recognised in profit or loss and the reversal of impairments from debt instruments are reported under Net gains/losses from securities and investments. Premiums and discounts are accounted for through profit and loss at amortised cost under Interest income using the effective interest method.
All non-derivative financial liabilities for which the fair value option is not applied are categorised as other liabilities. These are measured at amortised cost using the effective interest method. For the KfW Group, this category covers borrowings that are reported under Liabilities to banks and customers, Certificated liabilities and Subordinated liabilities.
Financial assets are derecognised as at the settlement date, with the exception of derivatives. Derecognition is performed when the contractual rights relating to the asset have expired, the power of disposal/control has been transferred, or the substantial risks and rewards have been transferred to a third party unrelated to the KfW Group.
Financial liabilities are derecognised if the obligations set out in the agreement have been fulfilled or cancelled or have expired.
(6)	Financial instruments — valuation techniques
At the KfW Group, initial recognition of financial instruments is at fair value.
Subsequent valuation at amortised cost is based, within the KfW Group, on the fair value upon initial recognition, taking into account any principal repayments and any impairments. The amortisation of premiums and discounts, transaction costs and fees is performed in accordance with the effective interest method on the basis of the cash flows defined in the agreements. In its promotional business, only discounts are amortised; this is carried out until the end of the first fixed interest rate period (generally five or ten years).
At the KfW Group, subsequent valuation at fair value is based on the following hierarchy:
1. Active market
The best objective evidence of fair value is given by published price quotations in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

2. No active market — valuation techniques
If the financial instrument is not quoted in an active market, valuation techniques are used. The valuation techniques used include, in particular, the discounted cash flow (DCF) method and option pricing models, as well as a comparison with the fair value of a financial instrument with almost identical characteristics (e.g. multiplier-based models). The valuation techniques take account of all of the parameters that the market participants would include in the pricing process, e.g. market rates, risk-free interest rates, credit spreads or swap curves.
3. No active market — equity instruments
If in exceptional cases it is not possible to reliably determine the fair value of equity instruments that are not quoted in an active market using valuation models, they are measured at cost. The fair value cannot be calculated reliably if the range of reasonable fair value estimates for this instrument is significant and the probabilities of the various estimates cannot be reasonably assessed.
Fair values are determined on the basis of the valuation category for recognition on the balance sheet and for information on financial instruments in the Notes. Fair values from active markets are applied in particular to bonds and other fixed-income securities, as well as shares and other non-fixed income securities. Valuation techniques for non-derivative financial instruments are applied in particular to the products reported under Loans and advances to banks and customers, Liabilities to banks and customers, and Certificated liabilities. Valuation techniques are also applied to OTC derivatives. Equity investments and shares which cannot be reliably measured at fair value are measured at cost.
The fair value for loans to banks and customers is calculated using the discounted cash flow (DCF) method based on the risk-free discounting of the risk-adjusted cash flows with the swap curve. The expected loss calculated for the respective reporting date is used to correct the contractual cash flows. The fair value at initial recognition is equivalent to the cost upon acquisition. The customer fee includes operating expenses, the margin, the equity and debt risk premium, and any subsidies. The customer fee remains unchanged for subsequent valuation (constant spread).
The fair value of financial instruments due on demand, such as cash reserves or receivables and liabilities due on demand, is the carrying amount.
In cases in which no prices from liquid markets are available, recognised valuation models and methods are applied. The discounted cash flow method is used for securities, swaps, and currency and money market transactions with no embedded options and no complex coupons. Separate options, as well as derivatives with embedded options, triggers, guaranteed interest rates and/or complex coupon agreements, are measured using recognised models unless they are listed on a stock exchange. The same applies for credit default swaps.
The aforementioned models are calibrated, if possible, on the basis of observable market data for instruments that are similar in terms of the type of transaction, maturity, and credit quality.
(7)	Hedging relationships
Derivatives are used within the KfW Group for the hedging of interest rate and currency risks. Economic hedging relationships are recognised through hedge accounting or by using the fair value option. However, as not all derivatives are subject to hedge accounting or the fair value option, some economic hedging derivatives are reflected in the accounts, although their risk-mitigating impact is not reflected in the accounts because the hedged risk associated with the underlying transactions is not recognised in profit or loss.
Under hedge accounting, i.e. the accounting for hedging instruments (derivatives) and hedged transactions in accordance with special rules, strict requirements apply to the accounting for hedging relationships.
Within the KfW Group, hedge accounting is used solely in the form of fair value hedges to recognise hedging relationships between derivatives and the respective assets/liabilities. The hedging relationship is reported at the individual transaction level in the form of micro fair value hedge accounting, and at the portfolio level in the form of macro fair value hedge accounting. The effectiveness of the hedging relationships is shown by applying the dollar-offset method.
In micro fair value hedge accounting, interest rate and currency risks from bonds allocated to securities and investments (“available-for-sale financial assets” category) and borrowings (“other liabilities” category) are hedged. The fair values attributable to the hedged risks are reported as an adjustment of the carrying amount of the hedged items with the corresponding gain or loss reported under Net gains/losses from hedge accounting. The hedging instruments are recognised at fair value under Derivatives used for hedge accounting. Changes in the value of these instruments are also reported under Net gains/losses from hedge accounting, leading to a substantial compensation of the earnings effects resulting from the valuation of the hedged items. The fair value of the hedged risks from hedging relationships which no longer fulfil the strict hedge accounting requirements is amortised over the residual term of the original hedging relationship under Net gains/losses from hedge accounting.
In macro fair value hedge accounting, interest rate risks from loan receivables (“loans and receivables” category) and borrowings (“other liabilities” category) are hedged. The fair values attributable to the hedged risks in the hedged portfolios in the “loans and receivables” category are reported under Value adjustments from macro fair value hedge accounting on the assets side. The fair values attributable to the hedged risks in the hedged portfolios in the “other liabilities” category are reported under Value adjustments from macro fair value hedge accounting on the liabilities side. Changes in the fair values of the hedged risks from the hedged portfolios are reported under Net gains/losses from hedge accounting. The hedging instruments are reported at fair value under Derivatives used for Hedge accounting. Changes in the value of these instruments are also reported under Net gains/losses from hedge accounting, with the consequence that they almost fully offset the earnings effects from the valuation of the hedged portfolios. The portfolio of underlying transactions is determined each month in the context of a dynamic hedge designation and reversal process. The resultant value adjustment items are amortised over the residual term of the maturity period in Net gains/losses from hedge accounting. Disposals from the hedged portfolios result in a partial reversal of the related value adjustments in Net gains/losses from hedge accounting.
If the strict hedge accounting requirements for the designation of hedging relationships between derivatives and financial assets/liabilities are not fulfilled within the KfW Group, the fair value option is used for the non-derivative financial instruments in certain circumstances, in particular for structured products.
Further derivative financial instruments are also used to hedge risks, but their resultant hedge effect is not reflected in the accounts.
The fair values of all derivatives not subject to hedge accounting are reported under Other derivatives. Changes in the fair values are recognised in the income statement under Net gains/losses from other financial instruments at fair value through profit or loss.

(8)	Treatment of embedded derivatives
Derivative financial instruments can be part of a hybrid (combined) instrument as embedded derivatives. Under certain conditions, they are reported separately from the host contract, similar to stand-alone derivatives. They must be reported separately if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract. The host contract will be accounted for depending on its categorisation.
The KfW Group enters into contracts with embedded derivatives requiring separation particularly with respect to borrowings. As it makes use of the fair value option, KfW reports all these hybrid (combined) financial instruments at fair value.
Supplementary agreements made in the KfW Group’s equity finance business are treated as separate embedded derivatives which are measured at fair value through profit and loss and reported under Other derivatives. The loan receivables are reported under Loans and advances to customers. Changes in fair value are recorded in Net gains/losses from other financial instruments at fair value through profit or loss under the item Derivatives not qualifying for hedge accounting.
Unscheduled termination rights that are granted regularly in promotional loan transactions are not recorded as embedded derivatives requiring separation since the economic characteristics and risks associated with the termination rights are closely related to the economic characteristics and risks of the loans.
(9)	Credit derivatives
The KfW Group enters into credit derivatives as protection seller and protection buyer.
As part of active portfolio management, single name CDSs (credit default swaps) are used to hedge the risks of individual counterparties. These are recognised at fair value under Other derivatives. The changes in value are reported in the income statement under Net gains/losses from other financial instruments at fair value through profit or loss. The current risk premiums are reported under Commission expense.
As part of its promotional loan business, the KfW Group gives commercial banks the opportunity to place their credit risks in the capital market as part of a synthetic securitisation via the two standardised platforms PROMISE (programme for the securitisation of SME loans) and PROVIDE (programme for the securitisation of housing loans). The KfW Group assumes the default risks of the reference portfolio via portfolio CDSs, whereas the risks are simultaneously passed on via portfolio CDSs/credit-linked notes. These transactions are subject to the fair value option. The fair values are reported as receivables or liabilities. Changes to the fair values are recognised under Net gains/losses from other financial instruments at fair value through profit or loss. The current risk premiums are reported under Net commission income.
(10)	Risk protection for IKB
IKB is being protected against risks that arose in connection with the US subprime mortgage crisis. In addition to KfW, three German banking associations (banking pool) are also taking part in the support initiative.

As part of the support measures, KfW has assumed all of IKB’s rights and obligations under IKB’s liquidity lines to refinance the special purpose entities of the “Rhineland Funding Capital Corporation” conduit. In addition, credit derivatives were used as a means of assuming IKB’s loss exposures arising from reverse hedges of this conduit up to a maximum of USD 1.5 billion. Furthermore, credit derivatives and financial guarantees were used to back IKB’s risks arising from specified securities portfolios up to a maximum of EUR 1 billion. The banking pool is participating in the risk protection on a pro-rata basis up to a maximum of EUR 1.2 billion.
The “Rhineland Funding Capital Corporation” conduit was not consolidated by the KfW Group during the reporting year. The provision of liquidity lines does not trigger an obligation for KfW to consolidate the special purpose entities since KfW does not “control” the SPEs within the meaning of SIC 12. By providing the liquidity lines, KfW did not obtain power of disposal over the SPEs or their assets. KfW served solely as provider of debt capital for the conduit and did not possess any decision-making powers over the assets of the SPEs or over the SPEs themselves. The drawn liquidity lines are reported under Loans and advances to customers. Commitments outstanding are presented under Irrevocable loan commitments in the Notes. Individual impairments were set up for the default risks. The credit derivatives are accounted for at negative fair value under Other derivatives. The value adjustments are presented under Net gains/losses from other financial instruments at fair value through profit or loss. The risks arising from financial guarantees are covered by provisions. The claim against the banking association for participation in losses provided for in the pool agreement is recorded under Loans and advances to customers and included in Net other operating income.
The method and valuation applied to the issued financial instruments are in line with standard KfW accounting policies. The valuation of loans and advances, guarantees and credit derivatives was based on an analysis of the underlying assets. The valuation techniques followed the hierarchy set out in IAS 39.48A. Market values were used to the extent available for the instruments covered by the risk protection. In all other cases valuation was carried out on the basis of models that took into consideration directly or indirectly observed market prices for similar or substantially identical financial instruments. Valuation was carried out using internal bank models only insofar as no prices or market parameters were available for the instruments covered by the risk protection or for substantially identical financial instruments. In such cases the capital losses resulting from the protected financial instruments were calculated using a cash-flow based, static loss estimate. The financial instruments were differentiated by asset category, rating and, in some cases, year of issue. The values were verified through comparison with quotations by arrangers and/or independent estimates by specialists. In view of the current developments in the market for structured products, however, there is relatively high estimation uncertainty in this regard.
Using this as a basis, KfW recorded individual impairments and provisions to account for the assumption of the liquidity lines. KfW is expecting full utilisation of the reverse hedging for the “Rhineland Funding” conduit and for the first-loss risks assumed by it and is accounting for the financial instruments on the liabilities side with the maximum risk assumed. The contribution to the risk protection by the banking associations will be capitalised in the full amount, taking the expected potential loss resulting from the liquidity lines into consideration.
(11)	Foreign currency translation
The functional currency of KfW and its consolidated subsidiaries and special funds is the euro.

Monetary assets and liabilities denominated in foreign currency are converted at the spot rate. Translation is made as at the balance sheet date using the European Central Bank reference rates. Income and expenses are translated strictly at the average monthly rate.
The results from currency translation are recognised in profit or loss under Net gains/losses from other financial instruments at fair value through profit or loss.
(12)	Loans and advances to banks and customers
The KfW Group’s lending business carried at amortised cost is reported under Loans and advances to banks and customers. This item consists primarily of the promotional loan business, in which loans are typically granted to the final borrowers through accredited commercial banks. These assets are reported under Loans and advances to banks insofar as the commercial banks underwrite part of the liability. Promotional on-lending without underwriting of liability by commercial banks is reported under Loans and advances to customers.
Current interest and similar income are recorded under Interest income. Premiums, discounts, processing fees and other remuneration are amortised using the effective interest method under Interest income. Processing fees that do not need to be amortised using the effective interest method are recognised under Commission income.
(13)	Risk provisions for lending business
The overall risk provisions for lending business include the provisions for losses on loans and advances, which are reported separately, as well as the provisions for contingent liabilities and irrevocable loan commitments.
The risks resulting from recognised lending business are reflected by individual and portfolio impairments recognised in profit or loss.
Individual impairments reflect counterparty risks identified in an impairment test of individual loans. The amount of the impairment loss corresponds to the difference between the amortised cost of the loan and the discounted expected future cash flows from interest and redemption payments and from collateral-based cash flows. The recognition of interest income in accordance with the original contractual terms is terminated as at the date on which the first individual impairment is set up. For the subsequent valuation, interest income is determined and reported based on the unwinding of the discounted expected cash flows using the original effective interest rate; the overall risk provisions decrease by the same amount. Any reversals of individual impairment losses are accounted for through profit and loss.
Smaller and standardised loans are grouped into homogenous subportfolios for portfolio impairment on the basis of the identified risks. If less impairment than expected is necessary, impairment losses may be reversed through the income statement.
For performing loans not subject to individual impairment, the risk of losses due to defaults that have been incurred but not reported is addressed by portfolio impairment. Economic risk and transfer risk are taken into account for the calculation. The key parameters are the outstanding loan volume (based on the carrying amount) as at the reporting date, the expected loss given default and one-year probabilities of default (given a LIP [loss identification period] factor of 1). The probabilities of default are provided by credit risk control, as is the loss given default, whereas the latter is adjusted for imputed cost. The underlying assumptions of expected losses are backtested on a regular basis against the actual loss experience.
For contingent liabilities and irrevocable loan commitments the individual risks are addressed in the form of provisions, with a corresponding effect on the income statement. For irrevocable loan commitments, impairments not yet identified individually are addressed via portfolio models by forming specific provisions.
Non-recoverable loans, for which no specific provisions exist, are directly written off. Recoveries on loans already written off are recognised as income from risk provisions.
(14)	Securities and investments
Securities and investments include, in particular, securities portfolios. These mainly serve to support KfW’s liquidity status or are used to optimise and stabilise the ability of the KfW Group to fulfill its promotional mandate in the long term.
The Securities and investments item on the balance sheet comprises bonds and other fixed-income securities, shares and other non-fixed income securities, equity investments, and shares in affiliated entities not included in the consolidated financial statements which are held by KfW, its subsidiaries and consolidated special funds.
To ensure uniform accounting treatment for equity investments with and without significant influence, individual group business divisions that provide equity financing as part of their promotional mandate are categorised as venture capital organisations for accounting purposes when they meet the respective requirements. These equity investments, like all other equity investments, are reported under Securities and investments.
Securities and investments are initially recognised at fair value and subsequently measured depending on their classification either as financial assets at fair value through profit or loss or as available-for-sale financial assets. Financial instruments with fixed or determinable payments which are not quoted in an active market are categorised as loans and receivables.
When non-listed equity investments are measured at fair value, appropriate allowances are made for illiquidity. For example, when discounted cash flow (DCF) models are used, a discount rate adjusted for a fungibility factor is applied. In cases where the fair value of non-listed equity investments cannot be reliably measured, such assets are carried at cost allowing for impairment losses.
Any changes in the value of financial assets at fair value through profit or loss are reported under Net gains/losses from other financial instruments at fair value through profit or loss. Realised gains and losses and impairments from the available-for-sale financial assets and loans and receivables categories are recognised under Net gains/losses from securities and investments. Unrealised gains from available-for-sale financial assets are recognised directly in equity as revaluation reserves. Current interest payments and dividends are reported under Interest income.
Associates and jointly controlled entities that are material for the KfW Group are also included under Securities and investments. Their inclusion is based on the equity method insofar as there is significant influence or joint control. This item also includes assets held for sale in accordance with IFRS 5. The assets are reported either at carrying amount or at fair value, whichever is lower, less the disposal costs. Any value adjustments are reported under Net gains/losses from securities and investments.

(15)	Repurchase agreements
The KfW Group enters into repurchase agreements as standardised repos or reverse repos. These are combinations of simultaneous spot and forward transactions on securities with the same counterparty. The terms and modalities of collateralisation and for the use of collateral follow common market practice.
The securities sold under repo transactions (spot sale) continue to be recognised and measured as securities. The cash inflow is recognised under Liabilities to banks or Liabilities to customers. Interest is recorded under Interest expense in accordance with the respective conditions of the repurchase agreements.
The cash outflows generated by reverse repos are recognised and measured as Loans and advances to banks or Loans and advances to customers. The securities received (spot purchase) are not recognised or measured. Interest is recorded in Interest income in accordance with the respective conditions of the reverse repurchase agreements.
(16)	Property, plant and equipment and Investment property
The land and premises, the fixtures, furniture and office equipment reported by the KfW Group are carried at cost less depreciation on a straight-line basis, and impairment is recognised under Administrative expense. An impairment is recognised if the carrying amount of the asset exceeds the recoverable amount, which is the higher of the fair value less the disposal cost or the value in use. Expected wear and tear is taken into account when determining the useful life. The KfW Group assumes an estimated useful life of 40 to 50 years for premises, three years for IT systems and five years for other property, plant and equipment. Purchases of low-value property, plant and equipment are completely written off in the year they are acquired and recorded under Administrative expense. Gains and losses from the sale of property, plant and equipment are reported under Net other operating income.
The land and premises of the KfW Group are primarily owner-occupied. There is a small volume of rental activity to third parties. These properties are reported as investment property under Property, plant and equipment and measured as such. Every five years an expert opinion determines the fair value of these properties by applying the discounted earnings method unless a significant change in the real estate market becomes detectable beforehand.
Payments in advance and assets under construction are reported under Other property, plant and equipment.
(17)	Intangible assets
Under Intangible assets, the KfW Group reports purchased and internally generated software at cost less depreciation on a straight-line basis and its impairment under Administrative expense. The useful life is determined based on expected wear and tear. The KfW Group assumes a useful life of three years.
An impairment is recorded when the carrying amount of an asset exceeds the recoverable amount. A situation in which the asset is not expected to be used as originally planned leads to an impairment recognition.

In-house software under development is reported under Other intangible assets.
(18)	Taxes on income
KfW is a non-taxable entity. Taxes on income for non-exempt subsidiaries are determined in accordance with taxation laws in the respective country of residence. Current taxes on income as well as expenses and income from the change in deferred taxes are recognised in proft or loss as Taxes on income or directly in equity under revaluation reserves depending on the underlying transaction. Current and deferred tax assets and liabilities are reported under the items Other assets and Other liabilities. Deferred income tax assets and liabilities are offset insofar as the requirements are met.
Current taxes on income are calculated using currently applicable tax rates.
Deferred tax assets and liabilities arise as a result of differences between carrying values according to IFRS of an asset or a liability and the respective tax bases if these are likely to result in taxable or tax deductible amounts in the future (temporary differences). Deferred tax assets relating to loss carryforwards not yet used are recognised only if there is a sufficient degree of certainty that the respective taxable entity will earn sufficient taxable income in subsequent periods to use the loss carryforward. Deferred tax assets and liabilities are recognised and measured either through profit or loss as Taxes on income or directly in equity under revaluation reserves, depending on the underlying transaction.
(19)	Liabilities to banks and customers and Certificated liabilities
The item Liabilities to banks and customers primarily includes non-current borrowings carried at amortised cost and the KfW Group’s money-market transactions. The item Certificated liabilities contains bonds, notes and money-market instruments issued. For market-making purposes, repurchased own issues are deducted from the liabilities as at the repurchase date.
The fair value option is used for structured liabilities. There are no changes in the fair value due to changes in credit risk as KfW is classified in the highest rating classes with stable outlook by the leading international rating agencies. The valuation effects from market-related changes in credit spreads generated by the development of demand for the different KfW refinancing instruments are recognised under Net gains/losses from other financial instruments at fair value through profit or loss. Presentation of the different types of borrowed funds is not based on their categorisation or their designation as hedged items. Valuation of the items is based on their respective categorisation.
Current interest is recorded in Interest expense; premiums and discounts are amortised using the effective interest method over the expected life in Interest expense. Changes in the value of liabilities designated at fair value are recorded in profit or loss under Net gains/losses from other financial instruments at fair value through profit or loss. Results from the repurchase of own issues categorised as Other liabilities are recognised as at the repurchase date under Net other operating income.
(20)	Provisions
The item Provisions includes provisions for pensions and similar commitments, credit risks as well as other obligations of uncertain amount and timing involving a probable outflow of funds.
All employees of the KfW Group participate in a company pension plan that pays retirement, long-term disability and survivor benefits. The KfW Group has both defined-benefit pension plans and defined-contribution pension plans. In both cases the benefits depend mainly on the length of service and salary. Apart from employer-financed pension plans there are also plans in place involving contributions by employees.
The pension commitments for defined-benefit plans are calculated by an independent qualified expert in accordance with the projected unit credit method on the basis of group-wide uniform parameters such as age, length of service or salary. The commitments are recognised at present value of the defined-benefit obligations at the reporting date, taking into consideration actuarial profits and losses to be amortised. The discount factor is based on current market conditions for corporate bonds with a maturity matching that of the obligations. Additional demographic factors (including the Heubeck actuarial tables for 2005 G) and actuarial assumptions (rate of salary increases, rate of pension increases, rate of staff turnover, etc.) are accounted for. No plan assets were defined for the pension obligations of the KfW Group, so the related special regulations do not apply.
The KfW Group recognises net cumulative actuarial gains and losses that exceed 10% of the present value of the defined-benefit obligations (corridor approach). Amounts in excess of the 10% mark are amortised on a straight-line basis over the expected average remaining working life and accounted for through profit and loss in the pension provisions under Administrative expense.
All pension obligations resulting from defined-benefit plans are financed from the recognised pension provisions. There are no fund-financed pension obligations. Allocations to pension provisions distinguish between current service cost, interest expense and other allocations (including past service cost). The interest expense for pension obligations is reported under Other interest expense and other allocations are included in the item Administrative expense.
Under defined-contribution plans employers pay a set amount to an external service provider (such as the Versorgungsverband bundes- und landesgeförderter Unternehmen e.V., the German pension association for entities benefiting from federal and state support). Beyond this employers have no legal or constructive obligation to pay additional amounts if the external service provider does not fulfil its obligations as agreed. Contributions paid to the service provider are reported under the item Administrative expense; no provisions are necessary for defined-contribution plans.
Pension-like obligations include commitments for deferred compensation, early retirement and partial retirement. Actuarial reports are prepared and a provision is set up accordingly for these types of commitments as well. There are no actuarial gains and losses, so that the recognised provision matches the present value of the obligations.
Other provisions are set up primarily for obligations to employees and for audit and consultancy services at the estimated expenditure.
(21)	Subordinated liabilities
This item includes subordinated liabilities to the European Recovery Program Special Fund (ERP-SV) and the Federal Republic of Germany.
They are classified as other liabilities and carried at amortised cost.

Deferred interest as well as value adjustments from micro fair value hedge accounting are recognised under Other liabilities.
Current interest expenses are recorded under Interest expense.
(22)	Equity
The equity structure is determined by the KfW Law and IFRS.
Pursuant to § 10 (2) and (3) of the KfW Law, KfW’s net income for the period determined in accordance with the German Commercial Code is transferred to reserves and is included in equity under IFRS. In accordance with IFRS, the KfW Group must report the contractually agreed “strengthening” of the reserve from the ERP Special Fund under equity as “appropriation of consolidated profit/loss”.
The KfW Group created a fund for general banking risks. Additions to or reductions of the fund are shown under IFRS as appropriation of consolidated profit/loss.
Under IFRS any remaining consolidated net income is allocated to Other retained earnings in the same period.
Revaluation reserves contain the valuation results from the category “available-for-sale financial assets”.
(23)	Contingent liabilities and irrevocable loan commitments
KfW’s contingent liabilities result mainly from guarantees (financial guarantee contracts). All contingent liabilities of the KfW Group are listed in the Notes at their nominal amounts less provisions.
Irrevocable loan commitments are firm commitments by the KfW Group to grant a loan under contractually agreed terms. These are listed in the Notes at their nominal amounts less provisions.
(24)	Trust activities
Assets and liabilities held by the KfW Group in its own name but for third-party accounts are not recognised. This particularly applies to loans granted under German Financial Cooperation to support developing countries; the federal budget both grants the funds and underwrites these loans. The remuneration associated with these transactions is recognised under Commission income.
(25)	Leasing transactions
Leases are classified as operating leases or as finance leases depending on the risks and rewards relating to ownership of an asset. This classification determines their accounting treatment.
The KfW Group enters into both types of leases as a lessee only. Real estate leases are classified as operating leases; the corresponding rental payments are included under Administrative expense.

Finance leases are only entered into to a small extent. The leased assets are capitalised and depreciated over the useful life or lease term, whichever is shorter, in Administrative expense. Liabilities arising from future leasing payments are reported under Other liabilities.

Reconciliation and notes on first-time adoption of IFRS
The transition of the accounting regime from the German Commercial Code to IFRS leads to a number of alterations affecting in particular the recognition and valuation of financial instruments. As at the transition date, all balance sheet items are measured as if they had always been accounted for in accordance with IFRS.
An IFRS opening balance sheet (as at 1 January 2006) was prepared for the KfW Group in accordance with IFRS 1, leading to the following effects in equity:

Reconciliation of equity from the German Commercial Code to IFRS as at 1 January 2006	EUR in millions
Equity according to the German Commercial Code as at 1 January 2006	8,999
Reclassification of the fund for general banking risks	+4,600
Reclassification of the special loss account from provisioning pursuant to § 17 (4) of the D-Mark Balance Sheet Law (D-Markbilanzgesetz)	-27
Effects from the consolidation of special funds in the consolidated financial statements in accordance with IAS 27/SIC 12	+324
Effects from the transition of the recognition and measurement of financial instruments reported under retained earnings in accordance with IAS 32 and IAS 39	+1,262
Recognition and measurement of risk provisions for lending business	+662
Measurement of equity investments	+186
Micro and macro fair value hedge accounting (valuation of underlying transactions and underlying portfolios and designated derivatives)	+19
Other transition effects on financial instruments	+395
Effects from the adoption of other IFRS standards reported under retained earnings	-177
Investments accounted for using the equity method in accordance with IAS 28	-44
Recognition and measurement of pension provisions in accordance with IAS 19	-210
Recognition and measurement of other provisions in accordance with IAS 37	+34
Recognition of internally generated intangible assets in accordance with IAS 36	+33
Recognition of deferred taxes in accordance with IAS 12	+10
Effects from the transition reported under revaluation reserves	+210
Recognition and measurement of securities and investments in accordance with IAS 32 and IAS 39	+150
Investments accounted for using the equity method in accordance with IAS 28	+60
Equity in accordance with IFRS as at 1 January 2006	15,191

In accordance with IFRS 1, the reconciliation of the equity of the KfW Group to IFRS was also carried out as at the end of the last period presented in the Group’s last annual financial statements prepared under previous accounting standards (as at 31 December 2006).
The effects were as follows:

Reconciliation of equity from the German Commercial Code to IFRS as at 31 December 2006	EUR in millions
Equity according to the German Commercial Code as at 31 December 2006	10,028
Reclassification of the fund for general banking risks	+5,300
Reclassification of the special loss account from provisioning pursuant to § 17 (4) of the D-Mark Balance Sheet Law (D-Markbilanzgesetz)	-27
Effects from the inclusion of special funds in the consolidated group in accordance with IAS 27/SIC 12	+500
Effects from the transition of the recognition and measurement of financial instruments in accordance with IAS 32 and IAS 39	+927
Recognition and measurement of risk provisions for lending business	+262
Measurement of equity investments	+237
Micro and macro fair value hedge accounting (valuation of underlying transactions and underlying portfolios and designated derivatives)	+2
Other transition effects on financial instruments	+426
Effects from the adoption of other IFRS standards	-183
Investments accounted for using the equity method in accordance with IAS 28	-89
Recognition and measurement of pension provisions in accordance with IAS 19	-191
Recognition and measurement of other provisions in accordance with IAS 37	+29
Recognition of internally generated intangible assets in accordance with IAS 36	+49
Recognition of deferred taxes in accordance with IAS 12	+19
Effects from the transition reported under revaluation reserves	+157
Recognition and measurement of securities and investments in accordance with IAS 32 and IAS 39	+124
Investments accounted for using the equity method in accordance with IAS 28	+33
Equity in accordance with IFRS as at 31 December 2006	16,702

In accordance with IFRS 1, the reconciliation of the net income of the KfW Group to IFRS was also carried out as at the end of the last period presented in the Group’s last annual financial statements prepared under previous accounting standards (as at 31 December 2006).
The effects were as follows:

Reconciliation of consolidated profit from the German Commercial Code to IFRS for financial year 2006	EUR in millions
Consolidated profit according to the German Commercial Code in financial year 2006	974
Additions to the fund for general banking risks as part of appropriation of profit under IFRS	+700
Interest earned on the reserve from the ERP Special Fund as part of appropriation of profit under IFRS	+55
Effects from the consolidation of special funds in the consolidated financial statements in accordance with IAS 27/SIC 12	+176
Effects from the transition of the recognition and measurement of financial instruments in accordance with IAS 32 and IAS 39	-335
Recognition and measurement of risk provisions for lending business	-400
Measurement of equity investments	+51
Micro and macro fair value hedge accounting (valuation of underlying transactions and underlying portfolios and designated derivatives)	-17
Other transition effects on financial instruments	+31
Effects from the adoption of other IFRS standards	-6
Investments accounted for using the equity method in accordance with IAS 28	-45
Recognition and measurement of pension provisions in accordance with IAS 19	+19
Recognition and measurement of other provisions in accordance with IAS 37	-5
Recognition of internally generated intangible assets in accordance with IAS 36	+16
Recognition of deferred taxes in accordance with IAS 12	+9
Consolidated profit in accordance with IFRS in financial year 2006	1,564

In addition to differences in the accounting policies impacting both equity and the income statement, there are a number of significant yet purely presentational differences between the German Commercial Code and IFRS that affected the consolidated balance sheet and income statement. As the cash flow statement prepared in accordance with IAS 7 is very similar to previous cash flow statements prepared according to the German Commercial Code (GAS 2-10), these differences were not reconciled.
Balance sheet
Loans and advances to banks and customers include impairment losses under the German Commercial Code. Under IFRS, separate risk provisions for lending business are recognised on the face of the balance sheet.
The German Commercial Code requires premiums and discounts to be reported as separate balance sheet items, such as deferred income and prepaid expenses and deferred charges, and receivables and liabilities are recognised at their nominal amount. According to IFRS, premiums and discounts are part of the carrying value and, as such, subject to valuation at amortised cost.
Accrued interest from derivatives is reported under receivables and liabilities in accordance with the German Commercial Code; reconciling items from the valuation of foreign currency derivatives are included in Other assets/Other liabilities. Under IFRS, these are components of the fair value of derivatives and reported in a separate balance sheet item.
Trust activities are no longer recorded in the financial statements under IFRS. Instead, they are explained in the Notes.
Assets from holding arrangements (Platzhaltergeschäfte) are included in Shares and other non-fixed income securities under the German Commercial Code; under IFRS they are reported under Loans and advances to customers.
Under the German Commercial Code, repurchased own bonds are reported under Bonds and other fixed-income securities. Under IFRS they are offset with Certificated liabilities.
Provisions for obligations involving a probable outflow of funds that were recognised in accordance with the German Commercial Code are reported under Other liabilities in accordance with IFRS.
Contingent liabilities reported in accordance with the German Commercial Code in the amount of the maximum liability under credit default swaps are no longer reported under IFRS. Instead, they are recognised at fair value in the balance sheet.
Income statement
Under the German Commercial Code, interest income and expense from derivatives are allocated to Interest income or Interest expense in the income statement depending on the associated hedged items; derivatives used for the management of the banking book are shown net in Interest expense. Under IFRS, only the effects of derivatives allocated to hedged items are offset.
Expenses for hedging credit risk positions in the form of risk sub-participations, financial and other guarantees are offset with Interest income according to IFRS. Under the German Commercial Code they are classified as Commission expense.
Interest-like income from financial guarantee business is reported in Interest income under IFRS, whereas under the German Commercial Code it is reported in Commission income.

Notes to the income statement
(26) Net interest income
Analysis of Net Interest Income by Class

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Interest and similar income from loans and advances to banks and customers	13,068	12,100	968
Similar income from financial guarantees	43	40	3
Interest income from securities and investments	1,969	1,247	722
Interest income from derivatives	12,472	10,280	2,192
Other interest income	26	21	5

Interest income	27,578	23,688	3,890

Interest and similar expense for liabilities to banks/customers	2,127	1,955	172
Interest expense for certificated liabilities	11,419	10,573	846
Interest expense for subordinated liabilities	93	20	73
Interest expense for derivatives	11,948	9,110	2,838
Other interest expense	236	276	-40

Interest expense	25,823	21,934	3,889

Total	1,755	1,754	1

Income from unwinding in the amount of EUR 43 million (previous year: EUR 60 million) is reported under Interest and similar income from loans and advances to banks and customers.
Interest income from derivatives includes the net interest income from derivatives irrespective of whether they are designated for hedge accounting.

Analysis of Interest Income from Securities and Investments

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions

Interest income from bonds and other fixed-income securities	1,881	1,201	680
Income from shares and other non-fixed income securities	54	31	23
Income from equity investments	34	14	20

Total	1,969	1,247	722

(27) Risk provisions for lending business
Analysis of Risk Provisions by Transaction

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Impairment charges	6,857	391	6,466
Direct write-offs	118	164	-46

Expense for risk provisions	6,975	555	6,420

Income from the reversal of impairment losses	469	503	-35
Income from recoveries of amounts previously written off	97	39	58

Income from risk provisions	566	542	23

Total	-6,409	-12	-6,397

The impairment charges include the provisions attributable to the assumption by KfW of the liquidity lines provided for the special purpose entities of the Rhineland Funding Capital Corporation conduit as well as the provision for the guarantee to provide cover for balance sheet risks as part of the risk protection for IKB.

(28) Net commission income
Analysis of Net Commission Income by Class

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Commission income from lending business	266	251	15
Commission income from credit derivatives	6	0	6
Other commission income	114	116	-2
Income from trust activities	2	2	0

Commission income	388	369	19

Commission expense for lending business	166	160	6
Commission expense for credit derivatives	4	3	1
Other commission expense	8	6	2

Commission expense	178	169	9

Total	209	200	10

Commission income from lending business also includes current premiums and fees from the securitisation platforms PROMISE and PROVIDE.
Other commission income includes fees for handling German Financial Cooperation with developing and transitions countries in the amount of EUR 84 million (previous year: EUR 83 million).
(29) Net gains/losses from hedge accounting
Analysis of Net Gains/Losses from Hedge Accounting by Type of Hedging Relationship

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Micro fair value hedge accounting	-72	-23	-49
Macro fair value hedge accounting	146	6	140
Total	73	-17	91

Analysis of Net Results from Micro Fair Value Hedge Accounting by Hedged Item

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Hedging of securities and investments	-3	-1	-1
Hedging of liabilities to banks/customers	-3	-1	-2
Hedging of certificated liabilities	-15	10	-25
Hedging of subordinated liabilities	-3	0	-3

Subtotal: Effectiveness of hedges	-24	8	-32
Amortisation of value adjustments	-48	-31	-18

Total	-72	-23	-49

Gross analysis of valuation results from micro fair value hedge accounting:

Comparison of Hedged Items and Hedging Instruments in Financial Year 2007

		Hedging
	Hedged items	instruments	Effectiveness of hedge
	EUR in	EUR in	EUR in
	millions	millions	millions
Hedging of securities and investments	-107	104	-3
Hedging of liabilities to banks/customers	57	-60	-3
Hedging of certificated liabilities	-280	264	-15
Hedging of subordinated liabilities	9	-12	-3

Total	-320	296	-24

Gross analysis of valuation results from micro fair value hedge accounting:
Comparison of Hedged Items and Hedging Instruments in Financial Year 2006

	Hedged	Hedging	Effectiveness
	item	instrument	of hedge
	EUR in millions	EUR in millions	EUR in millions
Hedging of securities and investments	-323	322	-1
Hedging of liabilities to banks/customers	150	-151	-1
Hedging of certificated liabilities	2,217	-2,207	10

Total	2,043	-2,036	8

Analysis of Net Results from Macro Fair Value Hedge Accounting for Hedged Items and Hedging
Instruments

	2007	2006	Change
	EUR in millions	EUR in millions	EUR in millions

Valuation of the hedged risks in the portfolios of hedged items	-1,387	-2,208	821
Valuation of hedging instruments	1,332	2,128	-796

Subtotal: Effectiveness of hedges	-55	-79	25
Subsequent valuation of hedging relationships	201	85	115

Total	146	6	140

The result from the subsequent valuation of hedging relationships includes the amortisation of the value adjustments from the dynamic hedge designation and reversal process and the pro-rata reversal of value adjustments in the event of disposals from the underlying portfolios as well as the residual term effect of the hedging derivatives.

(30)	Net gains/losses from other financial instruments at fair value through profit or loss
Analysis of Net Gains/Losses from Other Financial Instruments at Fair Value Through Profit or Loss by Class

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Securities and investments	-237	-6	-231

Assets	-237	-6	-231

Liabilities to banks/customers	284	44	240
Certificated liabilities	567	1,244	-678

Liabilities	851	1,289	-438

Financial derivatives not qualifying for hedge accounting	-590	-1,033	444
Credit derivatives	-1,875	-2	-1,873

Derivative financial instruments	-2,465	-1,035	-1,430

Foreign currency translation	-102	-75	-27

Total	-1,953	172	-2,125

The result from liabilities to banks/customers includes the result of the credit-linked notes issued under the PROMISE and PROVIDE securitisation platforms.
The result from derivatives not qualifying for hedge accounting is attributable mainly to derivatives in economic hedges which are recognised by using the fair value option for classifying the hedged items. The hedged items include securities and investments and liabilities to banks and customers and, in particular, certificated liabilities.
In addition, the result from derivatives not qualifying for hedge accounting includes changes in the value of embedded derivatives from investment financing business which have to be separated.
The result from credit derivatives includes the cost of the risk protection for IKB in the form of credit derivatives.

Analysis of Net Gains/Losses from Securities and Investments at Fair Value Through Profit or
Loss by Product Type

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions

Bonds and other fixed-income securities	-397	-142	-255
Shares and other non-fixed income securities	2	71	-69
Equity investments	157	65	93

Total	-237	-6	-231

Analysis of Net Gains/Losses from Credit Derivatives and Credit-linked Notes from the
Securitisation Platforms PROMISE and PROVIDE at Fair Value Through Profit or Loss

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Single Name CDSs	14	-2	16
Portfolio CDSs	-1,662	0	-1,662
PROMISE / PROVIDE	0	1	-1
CDSs	-227	0	-228
Issued credit-linked notes	227	0	227

Total	-1,647	-2	-1,646

The result from portfolio CDSs shows the costs of the risk protection for IKB in the form of credit derivatives
Gross Analysis of Results from Economic Hedged Borrowing: Comparison of Hedged Items and
Hedging Instruments

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Borrowings	624	1,288	-665
Hedging instruments	-668	-1,250	-582

Total (Effectiveness of economic hedges)	-45	38	-83

(31)	Net gains/losses from securities and investments
Analysis of Net Gains/Losses from Securities and Investments by Class

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Bonds and other fixed-income securities	-19	0	-20
Shares and other non-fixed income securities	0	7	-7
Equity investments	-48	-5	-43

Financial instruments	-67	2	-69
Investments accounted for using the equity method	-277	16	-294
Held-for-sale affiliated entities	-77	0	-77

Total	-421	19	-440

The result from financial instruments include gains and losses realised from the sale of and impairments of securities and investments classified as available-for-sale financial assets or as loans and receivables. Both the result from shares and other non-fixed income securities and the result from equity investments include income from the disposal of financial assets that were recognised at cost.
The result from investments accounted for using the equity method includes the continued recognition of IKB using the equity method; this company was recognised as an associate until the disposal resolution in late November 2007. Since the announcement of this intention to sell, the investment in IKB has been recognised as an asset held for sale (IFRS 5). The result from held-for-sale affiliated entities includes the write-downs of the shares in IKB to the market value based on the share price as at 31 December 2007 less expected selling costs.

Disclosures on Impairment of Securities and Investments

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Securities and investments	80	14	67
Bonds and other fixed-income securities	18	0	18
Shares and other non-fixed income securities	1	1	0
Equity investments	61	13	49

Total	80	14	67

Disclosures on the Reversal of Impairment Losses from Securities and Investments

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Securities and investments	0	1	-1
Bonds and other fixed-income securities	0	1	-1

Total	0	1	-1

(32)	Administrative expense
Analysis of Administrative Expense

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Wages and salaries	276	265	11
Social security contributions	41	40	1
Expense for pension provision and other employee benefits	32	30	2

Personnel expense	349	335	14

Other administrative expense	216	198	18
Depreciation and impairment on property, plant and equipment	42	40	2

Non-personnel expense	258	238	20

Total	607	573	34

The non-personnel expense includes EUR 5 million for depreciation and impairment relating to finance leases (previous year: EUR 3 million).
Other administrative expense include rental expense arising from operating leases in the amount of EUR 11 million (previous year: EUR 9 million).
(33)	Net other operating income
Analysis of Net Other Operating Income

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Other operating income	1,217	40	1,177
Other operating expense	29	8	21

Total	1,189	32	1,157

The contribution of the German banking associations to the risk protection for IKB is presented in Other operating income.
Additional items reflected in Other operating income and expense include rental income including investment property income of EUR 3 million (previous year: EUR 4 million), results from repurchasing own issues and income from the reversal of other provisions.

(34)	Taxes on income
Analysis of Taxes on Income by Component

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Current taxes on income	16	19	-3
Deferred taxes	-12	-9	-3

Total	4	10	-6

In the reporting year deferred tax assets resulted in tax income of EUR 12 million (previous year: EUR 9 million).
This is attributable primarily to the effects of non-deductible business expenses of EUR 182 million (previous year: EUR 5 million), the effects of income tax differentials within the KfW Group in the amount of EUR 178 million (previous year: EUR 52 million) and the effects of the new tax rate due to the Company Tax Reform Act 2008 (Unternehmensteuerreformgesetz 2008), in the amount of EUR 13 million.
Minor adjustments were made for actual taxes on income attributable to other periods (previous year: EUR 3 million).

Tax Reconciliation

	2007	2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Profit/loss from operating activities (before tax)	-6,164	1,574	-7,738
Group income tax rate (%)	0	0	0
Expected income tax expense for 2007	0	0	0
Effects of tax rate differentials within the Group	-178	52	-230
Effects of tax rate changes due to the Company Tax Reform Act 2008	13	0	13
Effects of previous year taxes recorded in the reporting year	-1	-5	4
Effects of non-deductible taxes on income	0	1	-1
Effects of non-deductible business expenses	182	5	177
Effects of tax-free income	-2	-19	17
Trade tax add-ons	1	1	0
Permanent accounting differences	1	3	-2
Profit/loss distribution recorded under commercial law	0	-21	21
Effects of changes in recognised deferred tax assets	-7	-3	-4
Other effects	-5	-4	-1

Reported taxes on income	4	10	-6
The reconciliation shows the relationship between the expected income tax expense for the financial year based on the applicable tax rate and reported taxes on income.
The KfW Group’s applicable income tax rate of zero percent, on which the reconciliation is based, takes into account the tax status of KfW as a non-taxable public-law institution and the major effect of this status on profit/loss from operating activities.
The effects of tax rate differentials result from taxable group companies with different applicable tax rates. In the reporting year the tax rates ranged between 0 and 31% (previous year up to 39%).

Segment reporting
(35) Segment reporting by business area
Primary segment information in accordance with IAS 14 follows the internal control structure of the business areas of the KfW Group.
The composition of the segments, and their products and services, are shown in the following overview:

Investment finance Germany/Europe
• Equity financing (incl. tbg — Technologie-Beteiligungs-Gesellschaft mbH)
• Corporate investments/industrial pollution control financing
• Education and social finance
• Infrastructure and home finance
• Global loans
• Advisory
• Loan securitisation

Export and project finance
• Promotion of German and European export activities
• Financing of direct and other corporate investments

Promotion of developing and transition countries
• Promotion of developing and transition countries on behalf of the German Federal Government (budget funds) with complementary funds raised by KfW in the market
• DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH (private enterprise financing)

Shareholdings, treasury and services
• Holding arrangements for the Federal Republic of Germany
• Shareholdings
• Securities investments
• Other services
The operating business areas are measured on the basis of their profit or loss from operating activities. The individual line items are based on the following methods:
•	The analysis of net interest income was based on the market interest rate method*. The item also includes the imputed return on equity with an analysis based on equity usage.

•	The allocation of administrative expense is based on the results from activity-based accounting by cost centres†. Administrative expense includes depreciation on property, plant and equipment.

•	Risk provisions for lending business were determined based on the concept of expected losses (standard risk costs) and allocated accordingly to each segment.

•
Other contributions to income include the net gains/losses from hedge accounting, the net gains/losses from the fair value accounting for other financial instruments, the net gains/losses from securities and investments, and net other operating income. In addition, this item also shows the valuation result recognised under revaluation reserves directly in equity.

*	Refinancing at matching maturities is assumed for the calculation of interest margins in this method.

†	The costs incurred in the organisational units are allocated to the products by means of business processes.

•	Segment assets include all recognised balance sheet assets less income tax assets plus assets held in trust*.

•	Contributions to income generated independently of the segments (such as income/loss from interest rate management) are allocated to the group centre.
The reconciliation/consolidation column includes all adjustments necessary for reconciliation of segment information to the aggregated information in the consolidated financial statements. In addition, the impact on results attributable to the risk protection for IKB is also presented in the reconciliation/consolidation column for financial year 2007.
Segment Reporting by Business Area for Financial Year 2007

			Promotion
	Investment		of developing
	finance	Export and	and	Shareholdings,
2007	Germany/	project	transition	treasury and	Group	Reconciliation/	KfW
EUR in millions	Europe	finance	countries	services	centre	consolidation	Group
Net interest income	-109	468	119	177	1,099	1	1,755
Net commission income	72	26	96	12	0	4	209
Administrative expense	-246	-114	-153	-69	-20	-5	-607
Risk provision for lending business	-125	-135	-61	-6	0	-6,081	-6,409
Other contributions to income	-166	-14	149	-729	-79	-273	-1,112

Profit/loss from operating activities	-573	232	148	-617	1,000	-6,354	-6,164

Total assets	228,934	43,710	22,726	63,964	10,806	-16,143	353,997
Other contributions to income include a figure of EUR -279 million in the Shareholdings, treasury and services business area and a figure of EUR 1 million in the Export and project finance business area for the result attributable to investments accounted for using the equity method. The assets of Export and project finance include assets of EUR 5 million from investments accounted for using the equity method as at 31 December 2007. Shares in IKB, which were still accounted for using the equity method as at 31 December 2006, were allocated to shares in held for sale affiliated entities as at 31 December 2007.
Segment Reporting by Business Area for Financial Year 2006

			Promotion
	Investment		of developing
	finance	Export and	and	Shareholdings,
2006	Germany/	project	transition	treasury and	Group	Reconciliation/	KfW
EUR in millions	Europe	finance	countries	services	centre	consolidation	Group
Net interest income	-27	511	105	186	976	3	1,754
Net commission income	63	29	95	15	0	-3	200
Administrative expense	-229	-115	-148	-75	-7	0	-573
Risk provision for lending business	-105	-155	-55	-15	0	316	-12
Other contributions to income	70	-35	45	-62	132	55	206

Profit/loss from operating activities	-227	236	43	50	1,101	370	1,574

Total assets	204,285	43,232	22,055	71,804	12,406	-19,393	334,389

*	Segment liabilities are not shown separately because, on the assumption that assets are fully refinanced, the analysis of segment liabilities to a large extent reflects the analysis of segment assets.

The Shareholdings, treasury and services business area includes a figure of EUR 12 million, and the Export and project finance business area a figure of EUR 4 million, for the result of investments accounted for using the equity method under Other contributions to income. The assets in the former included a figure of EUR 593 million and the assets in the latter included assets of EUR 4 million, attributable in both cases to investments accounted for using the equity method as at 31 December 2006.
(36) Segment reporting by region
Net interest and commission income and segment assets are allocated on the basis of the clients’ geographical location. The imputed return on equity included in net interest income and income/loss from group interest risk management are allocated to Germany. The remaining assets that are not attributable are also allocated to Germany.
The reconciliation/consolidation column contains all adjustment measures which are necessary for reconciling the segment information to the aggregated information for the KfW Group. The earnings effects from the risk protection for IKB Deutsche Industriebank AG, Düsseldorf, are presented in the reconciliation/consolidation column in financial year 2007
Segment Reporting by Region for Financial Year 2007

		Eurozone			Latin
		(excl.	Rest of	North	America/	Asia/		Reconciliation
EUR in millions	Germany	Germany)	Europe	America	Caribbean	Australia	Africa	/consolidation	Group
Net interest income	1,241	121	135	70	73	84	30	1	1,755
Net commission income	75	8	22	2	9	48	41	4	209

Segment income	1,315	129	157	71	83	132	72	5	1,964

Total assets	249,707	43,178	30,091	11,558	6,286	22,664	6,656	-16,143	353,997
Segment Reporting by Region for Financial Year 2006

		Eurozone			Latin
		(excl.	Rest of	North	America/	Asia/		Reconciliation
EUR in millions	Germany	Germany)	Europe	America	Caribbean	Australia	Africa	/consolidation	Group
Net interest income	1,267	82	146	57	79	90	30	3	1,754
Net commission income	72	8	23	3	11	44	41	-3	200

Segment income	1,339	90	169	61	90	134	71	0	1,953

Total assets	237,273	39,363	30,086	9,105	6,223	25,229	6,503	-19,393	334,389

Notes to the balance sheet
(37) Cash reserves
Analysis of Cash Reserves by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Balances with central banks	26	26	0
(38) Loans and advances to banks
Analysis of Loans and Advances to Banks by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Money-market transactions	11,109	19,945	-8,837
Loans and advances	187,391	165,330	22,061
Promissory note loans	424	445	-20
Other receivables	6,814	5,508	1,306

Total	205,738	191,228	14,510

The receivables from the PROMISE and PROVIDE securitisation platforms are included in Other receivables.
Analysis of Loans and Advances to Banks by Liability Type

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Direct loans to banks	64,161	51,569	12,592
On-lent customer loans with full underwriting borne by the on-lending bank	120,304	110,231	10,073
On-lent customer loans with partial underwriting borne by the on-lending bank	2,734	3,395	-661
Direct and on-lent subordinated loans	192	135	57

Total	187,391	165,330	22,061

(39) Loans and advances to customers
Analysis of Loans and Advances to Customers by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Money-market instruments	121	0	121
Loans and advances	98,414	92,806	5,608
Promissory note bonds	36	36	0
Other receivables	1,696	420	1,276

Total	100,267	93,262	7,005

Receivables from PROMISE and PROVIDE securitisation platforms are included in Other receivables.
Analysis of Loans and Advances to Customers by Liability Type

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Direct loans to customers	90,295	84,568	5,727
On-lent customer loans without underwriting borne by the on-lending bank	660	677	-17
Direct and on-lent subordinated loans	7,459	7,560	-102

Total	98,414	92,806	5,608

(40) Risk provisions for lending business
Analysis of Risk Provisions for Lending Business by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Loans and advances to banks	485	455	30
Loans and advances to customers	7,186	1,509	5,677
Provisions for losses on loans and advances	7,671	1,964	5,707
Provisions for contingent liabilities and irrevocable loan commitments	530	65	465

Total	8,201	2,029	6,172

Development of the Risk Provisions for the Lending Business in Financial Year 2007 by Risk Assessment Type

		Risks assessed
	Individually	on	Country –	Provisions for
	assessed	portfolio	specific	losses on loans
EUR in millions	risks	basis	risks	and advances	Provisions	Total
As at 1 January 2007	1,417	501	46	1,964	65	2,029
Additions	6,232	254	12	6,498	477	6,975
Write-offs	-208	0	0	-208	0	-208
Reversals	-396	-45	-16	-457	-11	-468
Unwinding	-43	0	0	-43	0	-43
Exchange rate changes	-74	-8	-3	-84	-1	-85
Transfers	1	0	0	1	0	1

As at 31 December 2007	6,929	702	39	7,671	530	8,201

Country-specific risks include risks assessed on a portfolio basis.
In 2007, EUR 92 million (previous year: EUR 87 million) in interest income was not collected for impaired loans.

Development of Risk Provisions for Lending Business by Risk Assessment Type in Financial Year 2006

		Risks
	Individually	assessed	Country-	Provisions for
	assessed	on	specific	losses on loans
EUR in millions	risks	portfolio basis	risks	and advances	Provisions	Total
As at 1 January 2006	1,744	537	75	2,356	90	2,446
Additions	495	56	11	563	20	583
Write-offs	-384	0	0	-384	0	-384
Reversals	-340	-85	-37	-461	-42	-503
Unwinding	-60	0	0	-60	0	-60
Exchange rate changes	-37	-8	-4	-49	-3	-52
Transfers	-1	1	0	0	0	0

As at 31 December 2006	1,417	501	46	1,964	65	2,029

(41) Value adjustments from macro fair value hedge accounting

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Value adjustments to assets designated for macro fair value hedge accounting	-1,295	219	-1,514
The fair values attributable to the hedged risks in the hedged portfolios under the category “loans and receivables” are included in this item.
(42) Derivatives used for hedge accounting
Analysis of Derivatives with Positive Fair Values Designated for Hedge Accounting by Type of Hedging Relationship

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Micro fair value hedge accounting	4,229	2,378	1,851
Macro fair value hedge accounting	1,341	819	523

Total	5,570	3,196	2,374

Analysis of Derivatives with Positive Fair Values Designated for Hedge Accounting by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Interest-related derivatives	3,994	2,618	1,376
Currency-related derivatives	1,576	578	998

Total	5,570	3,196	2,374

Only interest-related derivatives are designated for macro fair value hedge accounting.
Cross-currency swaps are reported under Currency-related derivatives.
(43) Other derivatives
Analysis of Other Derivatives with Positive Fair Values by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Interest-related derivatives	2,042	1,801	240
Currency-related derivatives	1,065	2,100	-1,034
Credit derivatives	11	0	10
Other derivatives	48	76	-29

Total	3,166	3,977	-812

Cross-currency swaps are reported under Currency-related derivatives.

(44) Securities and investments
Analysis of Securities and Investments by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions

Bonds and other fixed-income securities	42,787	38,933	3,853
Shares and other non-fixed income securities	1,526	1,529	-3
Equity investments	1,205	731	474
Shares in affiliated entities not included in the consolidated financial statements	18	12	6
Financial instruments, total	45,536	41,205	4,331
Investments accounted for using the equity method	5	597	-592
Held-for-sale affiliated entities	204	0	204

Total	45,745	41,802	3,943

The shares in IKB are shown at market value based on the share price as at 31 December 2007 less expected selling costs under Held-for-sale affiliated entities. These shares were accounted for using the equity method as at 31 December 2006.
(45) Property, plant and equipment
Analysis of Property, Plant and Equipment by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Land and premises	577	581	-4
Fixtures, furniture and equipment	41	47	-6
Other property, plant and equipment	154	112	42
Property, plant and equipment for own use	773	741	32
Investment property	29	37	-9
Total	801	778	23

Fixtures, furniture and equipment includes leased assets from finance leases that are required to be capitalised.
Payments in advance and work in progress are presented under Other property, plant and equipment.
The fair value of the investment property is its carrying amount.
Development in Property, Plant and Equipment in Financial Year 2007

		Accumulated
		depreciation/
		impairment	Net carrying
EUR in millions	Cost	losses	amount
Carrying amount as at 1 January 2007	979	-201	778
Additions/reversals of impairment losses	67	0	67
Disposals	-38	26	-13
Depreciation	—	-29	-29
Impairment losses	—	-1	-1
Carrying amount as at 31 December 2007	1,007	-206	801
Development in Property, Plant and Equipment in Financial Year 2006

		Accumulated
		depreciation/
		impairment	Net carrying
EUR in millions	Cost	losses	amount
Carrying amount as at 1 January 2006	881	-170	711
Additions/reversals of impairment losses	107	0	107
Disposals	-9	2	-7
Depreciation	—	-26	-26
Impairment losses	—	-7	-7
Carrying amount as at 31 December 2006	979	-201	778

(46) Intangible assets
Analysis of Intangible Assets by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Software	33	27	6
Acquired software	8	9	0
Internally generated software	25	18	7
Other intangible assets	36	32	4

Total	69	59	11

Other intangible assets include, in particular, software under development.
Development in Intangible Assets in Financial Year 2007

		Accumulated
		depreciation/
		impairment	Net carrying
EUR in millions	Cost	losses	amount
Carrying amount as at 1 January 2007	98	-39	59
Additions/reversals of impairment losses	22	0	22
Disposals	0	0	0
Depreciation	—	-11	-11

Carrying amount as at 31 December 2007	119	-50	69

Development in Intangible Assets in Financial Year 2006

		Accumulated
		depreciation/
		impairment	Net carrying
EUR in millions	Cost	losses	amount
Carrying amount as at 1 January 2006	75	-33	43
Additions/reversals of impairment losses	24	0	24
Disposals	-1	1	0
Depreciation	—	-8	-8

Carrying amount as at 31 December 2006	98	-39	59

(47) Other assets
Analysis of Other Assets by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Other assets and receivables	226	42	185
Prepaid expenses and deferred charges	1,305	1,707	-402
Income tax assets	48	57	-9

Total	1,579	1,806	-227

Analysis of Income Tax Assets by Type

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Current income tax assets	13	37	-24
Deferred income tax assets	35	21	14

Total	48	57	-9

The income tax assets mainly result from deductible taxes (capital gains tax/solidarity surcharge).
As the use of the existing tax loss carryforwards of KfW Beteiligungsholding GmbH is not sufficiently probable, no deferred taxes could be recognised.
Analysis of Deferred Tax Assets by Balance Sheet Item

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Loans and advances to banks and customers	4	0	4
Other derivatives (assets)	14	6	7
Securities and investments	7	13	-6
Property, plant and equipment	2	3	-1
Provisions	6	5	1
Other balance sheet items	3	3	0

Subtotal	36	30	6
Offset against deferred tax liabilities	-1	-9	8

Total	35	21	14

(48) Liabilities to banks
Analysis of Liabilities to Banks by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Money-market transactions	455	2,268	-1,814
Promissory note loans	8,941	11,561	-2,620
Other liabilities	3,971	4,161	-190

Total	13,366	17,990	-4,624

Liabilities from the PROMISE and PROVIDE securitisation platforms are included in Other liabilities.
(49) Liabilities to customers
Analysis of Liabilities to Customers by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Money-market transactions	4,217	3,946	271
Promissory note loans	16,487	17,361	-874
Other liabilities	16,418	20,652	-4,234

Total	37,121	41,958	-4,837

Liabilities from the PROMISE and PROVIDE securitisation platforms are included in Other liabilities. Credit-linked notes issued in this connection are included under Promissory note loans.
(50) Certificated liabilities
Analysis of Certificated Liabilities by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Money-market issues	18,878	10,071	8,807
Bonds and notes	241,437	230,015	11,422

Total	260,315	240,086	20,229

(51) Value adjustments from macro fair value hedge accounting

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Value adjustments to liabilities under macro fair value hedge accounting	-423	-329	-94
The fair values attributable to hedged risks in the hedged portfolios under Other liabilities are included in this item.
(52) Derivatives used for hedge accounting
Analysis of Derivatives with Negative Fair Values Designated for Hedge Accounting by Type of Hedging Relationship

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Micro fair value hedge accounting	2,410	2,379	31
Macro fair value hedge accounting	1,680	2,630	-950

Total	4,091	5,009	-919

Analysis of Derivatives with Negative Fair Values Designated for Hedge Accounting by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Interest-related derivatives	3,340	4,272	-932
Currency-related derivatives	750	737	14

Total	4,091	5,009	-919

Only interest-related derivatives are designated for macro fair value hedge accounting.
Cross-currency swaps are reported under Currency-related derivatives.

(53) Other derivatives
Analysis of Other Derivatives with Negative Fair Values by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Interest-related derivatives	1,153	1,056	97
Currency-related derivatives	14,240	7,950	6,290
Equity/index-related derivatives	35	0	35
Credit derivatives	1,641	4	1,637
Other derivatives	45	3	41

Total	17,114	9,013	8,100

Cross-currency swaps are presented under Currency-related derivatives.
(54) Provisions
Analysis of Provisions by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Provisions for pensions and similar commitments	933	889	43
Provisions for credit risks	530	65	465
Other provisions	82	42	40

Total	1,545	996	549

The provisions for financial guarantees of EUR 400 million issued as part of the risk protection for IKB are shown at nominal value. They have not been discounted since it is expected that they will be utilised in the near future.

Development in Provisions for Pensions and Similar Commitments in Financial Year 2007

	Pension	Early	Partial
EUR in millions	obligations	retirement	retirement	Total
As at 1 January 2007	875	3	11	889
Pension benefits paid	-30	-1	-2	-33
Additions	74	1	1	76
Service cost	27	1	1	29
Interest cost	42	0	0	42
Contributions by plan participants	5	0	0	5
Reversals	0	0	0	0

As at 31 December 2007	919	4	10	933

The calculation of the pension entitlements which were vested as at the valuation reference date results in actuarial gains to be amortised of EUR 121 million.
The value of the pension commitments calculated by the projected unit credit method was
EUR 769 million (previous year: EUR 854 million) as at 31 December 2007.
Development in Provisions for Pensions and Similar Commitments in Financial Year 2006

	Pension	Early	Partial
EUR in millions	obligations	retirement	retirement	Total
As at 1 January 2006	852	5	10	867
Pension benefits paid	-28	-1	-1	-30
Additions	51	0	2	53
Service cost	25	0	2	27
Interest cost	23	0	0	23
Contributions by plan participants	3	0	0	3
Reversals	0	-1	0	-1

As at 31 December 2006	875	3	11	889

The provisions for pensions and similar commitments are calculated on the basis of the 2005 G Heubeck actuarial tables and based on the following actuarial assumptions:
Actuarial Assumptions (in % per Year)

	31 Dec. 2007	31 Dec. 2006
Technical discount rate	5.50%	4.40%
Rate of salary increases	3.33%	3.31%
Rate of pension increases	2.30%	2.30%
Rate of staff turnover	none	none
Development in Other Provisions in Financial Year 2007

	Obligations to	Other		Tax
EUR in millions	employees	provisions	Total	provisions
As at 1 January 2007	24	18	42	10
Additions	7	56	63	5
Used amounts	-5	-16	-21	-6
Reversal of unused amounts	0	0	-1	-4

As at 31 December 2007	25	57	82	5

The obligations to employees show other long-term employee benefits including provisions for service anniversaries. Corresponding actuarial reports have been prepared for these obligations.
Development in Other Provisions in Financial Year 2006

	Obligations to	Other		Tax
EUR in millions	employees	provisions	Total	provisions
As at 1 January 2006	22	20	42	5
Additions	7	4	11	6
Used amounts	-4	-4	-8	-1
Reversal of unused amounts	-2	-2	-3	0

As at 31 December 2006	24	18	42	10

(55) Other liabilities
Analysis of Other Liabilities by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Other liabilities	2,123	2,380	-256
Deferred income	52	70	-18
Income tax liabilities	10	13	-3

Total	2,185	2,462	-277

Analysis of Income Tax Liabilities by Type

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Current income tax liabilities	6	11	-5
Deferred income tax liabilities	4	2	2

Total	10	13	-3

The income tax liabilities are largely the result of additions to current tax provisions within the Group.
Analysis of Deferred Tax Liabilities by Balance Sheet Item

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Loans and advances to banks and customers	0	7	-7
Other derivatives (liabilities)	2	3	-1
Provisions	3	0	3

Sub-total	5	10	-5
Offset against deferred tax assets	-1	-8	7

Total	4	2	2

(56) Subordinated liabilities
Analysis of Subordinated Liabilities by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Subordinated liabilities	3,747	500	3,247
In relation to the acquisition of shares in Deutsche Telekom AG, Bonn, and Deutsche Post AG, Bonn, for the continuing privatisation of these companies, the German Federal Government granted KfW a subordinated loan of EUR 500 million. The loan, which has an agreed interest rate of 3.9475% per year, is due on 11 November 2008, and was terminated in line with the notice period.
As part of the new legislation governing ERP economic promotion as at 1 July 2007, the ERP Special Fund provided a subordinated loan to KfW in the amount of EUR 3,247 million. The loan consists of three tranches with different fixed interest periods. The period during which capital is tied up in all tranches ends at 31 December 2017. Interest is charged on the tranches at an initial rate of 4.5% per year.

(57) Equity
Analysis of Equity

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Subscribed capital	3,750	3,750	0
less outstanding contributions	450	450	0

Paid-in subscribed capital	3,300	3,300	0
Capital reserve	6,254	1,604	4,650
of which Promotional reserves from the ERP Special Fund	4,650	0	4,650
Reserve from the ERP Special Fund	804	757	47
Retained earnings	5,862	5,584	278
Statutory reserve under § 10 (2) KfW Law	1,574	1,574	0
Special reserve under § 10 (3) KfW Law	1,893	1,893	0
Special reserve less the special loss account from provisioning pursuant to § 17 (4) D-Mark Balance Sheet Law	21	21	0
Other retained earnings	2,374	2,095	278
Fund for general banking risks	200	5,300	-5,100
Revaluation reserves	-92	157	-249
Balance sheet profit/loss	-1,393	0	-1,393

Total	14,936	16,702	-1,767

As part of the new legislations governing ERP economic promotion as at 1 July 2007, the ERP Special Fund provided equity to KfW in the form of capital reserves (promotional reserves from the ERP Special Fund) in the amount of EUR 4.65 billion.
Equity forms the basis for ensuring the KfW Group’s risk-bearing capacity. As a result, risk positions are only entered into to the extent that they are backed by economic capital as determined by internal steering. Adequate risk cover was available at all times throughout financial year 2007 to provide the economic capital required for credit, market price and operational risk.
For details, please refer to the risk report of the group management report.

Notes on financial instruments
(58) Gains and losses from financial instruments by valuation category
The following tables show an analysis of the results from financial instruments included in the various income statement items organised by valuation category. The result from foreign currency translation is not included.
Presentation for Financial Year 2007

					Net
					gains/losses
					from other
		Risk		Net	financial
		provisions for	Net	gains/losses	instruments at fair	Securities	Net other
	Net interest	lending	commission	from hedge	value through	and	operating
	income	business	income	accounting	profit or loss	investments	income	Total
	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in
	millions	millions	millions	millions	millions	millions	millions	millions
Loans and receivables	13,199	-6,409	42	-1,512	—	-18	1,170	6,472
Other liabilities	-11,359	—	0	-161	—	—	-1	-11,521
Available-for-sale financial assets	1,485	—	0	-107	—	-48	—	1,330
Financial assets at fair value through profit or loss	419	—	223	—	-237	—	—	405
Financial liabilities at fair value through profit or loss	-2,473	—	-166	—	624	—	—	-2,016
Derivatives used for hedge accounting	-484	—	—	1,853	—	—	—	1,369
Other derivatives	1,008	—	3	—	-2,237	—	—	-1,226

Total	1,796	-6,409	102	73	-1,851	-67	1,169	-5,186

Presentation for Financial Year 2006

					Net
					gains/losses
					from other
		Risk		Net	financial
		provisions for	Net	gains/losses	instruments at fair	Securities	Net
	Net interest	lending	commission	from hedge	value through	and	other operating
	income	business	income	accounting	profit or loss	investments	income	Total
	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in
	millions	millions	millions	millions	millions	millions	millions	millions
Loans and receivables	12,167	-12	46	-2,877	—	0	0	9,323
Other liabilities	-10,265	—	0	2,503	—	—	13	-7,749
Available-for-sale financial assets	965	—	0	-323	—	2	—	645
Financial assets at fair value through profit or loss	270	—	204	—	-6	—	—	468
Financial liabilities at fair value through profit or loss	-2,535	—	-160	—	1,289	—	—	-1,407
Derivatives used for hedge accounting	-680	—	—	680	—	—	—	0
Other derivatives	1,853	—	-2	—	-1,035	—	—	815

Total	1,775	-12	87	-17	247	2	13	2,094

(59)	Balance sheet for financial instruments by valuation category
The following tables show the assets and liabilities from financial instruments included in the different balance sheet items organised by valuation category.
Presentation of Financial Assets as at 31 December 2007

				Value adjustments
	Loans and	Loans and	Risk provisions	from macro	Derivatives used
	advances to	advances to	for lending	fair value hedge	for hedge	Other	Securities and	Assets (financial
	banks	customers	business	accounting	accounting	derivatives	investments	instruments)
	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in
	millions	millions	millions	millions	millions	millions	millions	millions	in %
Loans and receivables	204,685	100,131	-7,671	-1,295	—	—	2,022	297,872	84.8%
Available-for-sale financial assets	0	0	—	—	—	—	34,243	34,243	9.7%
Financial assets at fair value through profit or loss	1,053	136	—	—	—	—	9,271	10,460	3.0%
Derivatives used for hedge accounting	—	—	—	—	5,570	—	—	5,570	1.6%
Other derivatives	—	—	—	—	—	3,166	—	3,166	0.9%

Total	205,738	100,267	-7,671	-1,295	5,570	3,166	45,536	351,311	100.0%

Presentation of Financial Liabilities as at 31 December 2007

				Value adjustments
				from macro	Derivatives used
	Liabilities	Liabilities to	Certificated	fair value hedge	for hedge	Other	Other	Subordinated	Liabilities (financial
	to banks	customers	liabilities	accounting	accounting	derivatives	liabilities	liabilities	instruments)
	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in
	millions	millions	millions	millions	millions	millions	millions	millions	millions	in %
Other financial liabilities	12,141	26,604	226,906	-423	—	—	-10	3,747	268,964	80.2%
Financial liabilities at fair value through profit or loss	1,226	10,518	33,409	—	—	—	—	0	45,152	13.5%
Derivatives used for hedge accounting	—	—	—	—	4,091	—	—	—	4,091	1.2%
Other derivatives	—	—	—	—	—	17,114	—	—	17,114	5.1%

Total	13,366	37,121	260,315	-423	4,091	17,114	-10	3,747	335,320	100.00%

Presentation of Financial Assets as at 31 December 2006

				Value adjustments
	Loans and	Loans and		from macro	Derivatives used
	advances	advances	Risk provisions for	fair value hedge	for hedge	Other	Securities and	Assets (financial
	to banks	to customers	lending business	accounting	accounting	derivatives	investments	instruments)
	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in
	millions	millions	millions	millions	millions	millions	millions	millions	in %
Loans and receivables	190,138	93,245	-1,964	219	—	—	1,040	282,679	85.4%
Available-for-sale financial assets	0	0	—	—	—	—	31,973	31,973	9.7%
Financial assets at fair value through profit or loss	1,089	17	—	—	—	—	8,192	9,298	2.8%
Derivatives used for hedge accounting	—	—	—	—	3,196	—	—	3,196	1.0%
Other derivatives	—	—	—	—	—	3,977	—	3,977	1.2%

Total	191,228	93,262	-1,964	219	3,196	3,977	41,205	331,123	100.00%

Presentation of Financial Liabilities as at 31 December 2006

				Value adjustments
				from macro	Derivatives used
	Liabilities to	Liabilities to	Certificated	fair value hedge	for hedge	Other	Other	Subordinated	Liabilities (financial
	banks	customers	liabilities	accounting	accounting	derivatives	liabilities	liabilities	instruments)
	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in	EUR in
	millions	millions	millions	millions	millions	millions	millions	millions	millions	in %
Other financial liabilities	16,821	31,793	200,425	-329	—	—	3	500	249,213	79.3%
Financial liabilities at fair value through profit or loss	1,169	10,165	39,661	—	—	—	—	0	50,996	16.2%
Derivatives used for hedge accounting	—	—	—	—	5,009	—	—	—	5,009	1.6%
Other derivatives	—	—	—	—	—	9,013	—	—	9,013	2.9%

Total	17,990	41,958	240,086	-329	5,009	9,013	3	500	314,231	100.00%

(60) Fair values of financial instruments
In the following tables, the fair values of financial instruments are shown in comparison to their carrying amounts. Existing provisions for losses on loans and advances are deducted from the carrying amounts of loans and advances to banks and customers.
Disclosures as at 31 December 2007

		Carrying
		amount
		according to
EUR in millions	Fair value	balance sheet	Difference
Loans and advances to banks	204,041	205,253	-1,212
Loans and advances to customers	94,804	93,081	1,724
Value adjustments from macro fair value hedge accounting	—	-1,295	1,295
Derivatives used for hedge accounting	5,570	5,570	0
Other derivatives	3,166	3,166	0
Securities and investments	45,484	45,536	-52

Assets	353,065	351,311	1,754

Liabilities to banks	13,912	13,366	546
Liabilities to customers	37,328	37,121	206
Certificated liabilities	260,209	260,315	-106
Value adjustments from macro fair value hedge accounting	—	-423	423
Derivatives used for hedge accounting	4,091	4,091	0
Other derivatives	17,114	17,114	0
Subordinated liabilities 1)	3,763	3,736	26

Liabilities	336,415	335,320	1,095

1)	The carrying amount comprises pro-rata interest and value adjustments from micro fair value hedge accounting presented in the item Other liabilities.
Interest-related changes in value are taken into consideration for calculating the fair value of the financial instruments. Accordingly, when the comparison is made with the carrying amount, it is necessary to take account of the (interest-related) changes in value resulting from the recognition of loans and advances and borrowings in macro fair value hedge accounting.

Disclosures as at 31 December 2006

		Carrying
		amount
		according to
EUR in millions	Fair value	balance sheet	Difference
Loans and advances to banks	191,148	190,773	376
Loans and advances to customers	94,475	91,753	2,723
Value adjustments from macro fair value hedge accounting	—	219	-219
Derivatives used for hedge accounting	3,196	3,196	0
Other derivatives	3,977	3,977	0
Securities and investments	41,205	41,205	1

Assets	334,003	331,123	2,880

Liabilities to banks	18,625	17,990	635
Liabilities to customers	42,113	41,958	154
Certificated liabilities	240,145	240,086	59
Value adjustments from macro fair value hedge accounting	—	-329	329
Derivatives used for hedge accounting	5,009	5,009	0
Other derivatives	9,013	9,013	0
Subordinated liabilities 1)	503	503	0

Liabilities	315,408	314,231	1,177

1)	The carrying amount comprises pro-rata interest and value adjustments from micro fair value hedge accounting presented in the item Other liabilities.

(61) Additional disclosures on liabilities to banks
Disclosures on Liabilities to Banks Designated at Fair Value Through Profit or Loss (Fair Value Option)

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Carrying amount	260	353	-93
Repayment at maturity	1,377	1,377	0

Difference	1,117	1,024	93

Of the difference between the repayment amount at maturity and the carrying amount, EUR 957 million (previous year: EUR 908 million) is attributable to borrowings for which the repayment amount builds up as a result of capitalisation over time of interest due.
(62) Additional information on liabilities to customers
Disclosures on Liabilities to Customers Designated at Fair Value Through Profit or Loss (Fair Value Option)

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Carrying amount	10,397	10,147	250
Repayment at maturity	11,470	11,388	82

Difference	1,073	1,241	-168

Of the difference between the repayment amount at maturity and the carrying amount, EUR 921 million (previous year: EUR 1,266 million) is attributable to borrowings for which the repayment amount builds up as a result of the capitalisation over time of interest due.

(63) Additional information on certificated liabilities
Disclosures on Certificated Liabilities Designated at Fair Value Through Profit or Loss (Fair Value Option)

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Carrying amount	33,409	39,661	-6,252
Repayment at maturity	53,015	59,125	-6,110

Difference	19,606	19,464	142

Of the difference between the repayment amount at maturity and the carrying amount, EUR 19,269 million (previous year: EUR 19,167 million) is attributable to borrowings for which the repayment amount builds up as a result of the capitalisation over time of interest due.

(64) Additional information on derivatives
Analysis of Derivatives by Counterparty

			Fair value		Fair value
	Nominal value		31 Dec. 2007		31 Dec. 2006
EUR in millions	31 Dec. 2007	31 Dec. 2006	positive	negative	positive	negative
OECD banks	427,549	385,757	6,967	18,913	5,984	10,904
Non-OECD banks	0	20	0	0	1	0
Other counterparties	75,150	79,363	1,721	2,212	1,112	3,116
Public sector	0	4	0	0	0	0

Total	502,698	465,144	8,688	21,125	7,098	14,020

The analysis includes stand-alone financial and credit derivatives which are presented in the items Derivatives used for hedge accounting and Other derivatives.
(65) Disclosures on repurchase agreements
Disclosures on Repo Transactions

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Carrying amount of securities sold under repo transactions that continue to be recognised in securities and investments	846	1.288	-441
Liabilities (countervalue)	838	1.256	-419
liabilities to banks	838	894	-56
liabilities to customers	0	362	-362
The KfW Group has received collateral under repo transactions, which can be resold or repledged at any time in absence of default. The fair value of this collateral is EUR 17 million (previous year: EUR 26 million).
The securities have been neither resold nor repledged.
Disclosures on Reverse Repo Transactions

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Loans and advances to banks (countervalue)	5,724	4,462	1,262
Securities purchased under reverse repos are not recognised.
The KfW Group has not pledged any collateral under reverse repos which can be further resold or repledged at any time in absence of default.

Other notes
(66) Contingent liabilities and irrevocable loan commitments
Analysis of Contingent Liabilities by Class

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Contingent liabilities from financial guarantees	5,850	6,731	-881
Performance guarantees	48	51	-3
Other contingent liabilities	156	148	8

Total	6,054	6,930	-876

Other contingent liabilities include payment obligations attributable to investments which are not fully paid up and do not have to be consolidated.
Notional Amount of Irrevocable Loan Commitments

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in	EUR in	EUR in
	millions	millions	millions
Irrevocable loan commitments	38,462	45,162	-6,700
The irrevocable loan commitments are mainly attributable to domestic promotional lending business.

(67) Trust activities and administered loans
Analysis of Trust Activities by Class (Transactions in the Bank’s own Name but for Third-party Accounts)

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Loans and advances to banks	2,262	2,383	-121
Loans and advances to customers	16,178	16,988	-810
Securities and investments	42	79	-37

Assets held in trust	18,482	19,450	-968
Liabilities to banks	49	59	-10
Liabilities to customers	18,433	19,391	-958

Liabilities held in trust	18,482	19,450	-968
EUR 15,956 million (previous year: EUR 16,262 million) of the assets held in trust are attributable to the promotion of developing and transition countries segment.
Notional Amount of Administered Loans Granted (Loans in the Name and for the Account of Third Parties)

	31 Dec. 2007	31 Dec. 2006	Change
	EUR in millions	EUR in millions	EUR in millions
Administered loans	4,280	3,085	1,195

(68) Leasing transactions as lessee
Disclosures on Lessee Agreements as at 31 December 2007

	due within	due in between one	due in more than
EUR in millions	one year	and five years	five years	Total
Finance leases
Future minimum leasing payments	4	5	0	9
Present value of future minimum leasing payments	4	4	0	8
Operating leases
Future minimum leasing payments	12	13	0	25
Disclosures on Lessee Agreements as at 31 December 2006

	due within	due in between one	due in more than
EUR in millions	one year	and five years	five years	Total
Finance leases
Future minimum leasing payments	4	3	0	7
Present value of future minimum leasing payments	4	3	0	7
Operating leases
Future minimum leasing payments	10	20	0	31

(69) Average number of employees employed during the financial year

	2007	2006	Change
Employees (female)	1,941	1,868	73
Employees (male)	2,062	1,963	99

Total	4,003	3,831	172

Staff not covered by collective agreements	2,653	2,506	147
Staff covered by collective agreements	1,350	1,325	25
The average number of employees including temporary staff but without trainees is calculated based on the levels at the end of each quarter.
(70)	Compensation and loans to members of the Board of Managing Directors and Board of Supervisory Directors of KfW
Compensation to members of the Board of Managing Directors and Board of Supervisory Directors

	2007	2006	Change
	EUR in	EUR in	EUR in
	thousands	thousands	thousands
Members of the Board of Managing Directors	2,935	2,589	346
Members of the Board of Supervisory Directors	204	209	-5
Former members of the Board of Managing Directors and their surviving dependents	3,639	3,336	303

Total	6,778	6,134	644

The fixed salary components were equally set at EUR 466 thousand per year for all members of the Board of Managing Directors, plus EUR 127 thousand for non-cash benefits and other compensation.
The compensation to the members of the Board of Supervisory Directors is composed as follows:
Compensation for the Chairman of the Board of Supervisory Directors: EUR 13 thousand per year (previous year: EUR 13 thousand)
Compensation for the Deputy Chairman: EUR 10 thousand per year (previous year: EUR 10 thousand)
Compensation for the members of the Board of Supervisory Directors: EUR 5 thousand per year (previous year: EUR 5 thousand)

Compensation for membership on the Loan Approval Committee: EUR 0.6 thousand per year (previous year: EUR 0.6 thousand)
Compensation for membership on the Legal and Administrative Committee: EUR 0.3 thousand per year (previous year: EUR 0.3 thousand)
Members who join during the year receive their compensation on a pro-rata basis.
Provisions in the amount of EUR 41,311 thousand had been set up at the end of the financial year for pension obligations for former members of the Board of Managing Directors and their surviving dependents (previous year: EUR 47,069 thousand).
The total amount of loans granted to members of the Board of Managing Directors was EUR 187 thousand as at year-end (previous year: EUR 15 thousand). The interest rates range between 2% and 5% per year.
(71) Related party disclosures
The KfW Group’s related parties, in accordance with IAS 24, include as legal persons the consolidated subsidiaries, the non-consolidated affiliated entities, jointly controlled entities and associates.
Natural persons considered related parties in accordance with IAS 24 include the members of the Board of Managing Directors and the Directors of KfW (and their close family members), the members of the Board of Supervisory Directors of KfW, and the executive bodies of its consolidated subsidiaries.
KfW is a public law institution in which the Federal Republic of Germany (Federal Government) holds an 80% and the Federal States a 20% stake. Any transactions with the Federal Government and the Federal States in the reporting year are covered by the rules and regulations set forth in the KfW Law.
The business relationships between KfW and its affiliates and other related parties are primarily determined by the rules set out in the KfW Law. The conditions and prices are in line with standard market conditions and are concluded in line with KfW’s general conditions for its loan programmes open to the general public.

(72) Auditor’s fees

	2007	2006	Change
	EUR in thousands	EUR in thousands	EUR in thousands
Audit of the annual financial statements	1,718	1,516	202
Other audit-related and valuation services	1,798	1,821	-23
Tax advisory services	5	2	3
Other services	2,651	632	2,019

Total	6,172	3,971	2,201

(73) Disclosures on shareholdings
Subsidiaries Included in the Consolidated Financial Statements

		Equity according to IFRS
	Capital share	as at
Name/registered office	%	31 December 2007:
		EUR in millions
DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne (www.deginvest.de)	100	1,546
Finanzierungs- und Beratungsgesellschaft mbH, Berlin	100	30
KfW Beteiligungsholding GmbH, Bonn	100	560
KfW IPEX-Beteiligungsholding GmbH, Frankfurt	100	219
KfW International Finance Inc., Delaware, USA	100	0
tbg — Technologie-Beteiligungs-Gesellschaft mbH, Bonn	100	509
Investments Included in the Consolidated Financial Statements Using the Equity Method

		Equity according to IFRS
	Capital share	as at
Name/registered office	%	31 December 2007:
		EUR in millions
Movesta Lease and Finance GmbH, Düsseldorf	50%	11

Movesta Lease and Finance GmbH, Düsseldorf, operates in the field of leasing and the project development and management of real estate and infrastructure financing. Details of the areas of operation as well as a summary of financial information can be found on the company’s website (www.movesta.de).
Special Funds Included in the Consolidated Financial Statements

		Fund volume according
		to IFRS as at
Name	Capital share	31 December 2007:
		EUR in millions
Frankfurt I	100%	1,550
Frankfurt II	100%	1,873
Atlantik	100%	807
München I	100%	1,526
München II	100%	1,585
The investments held in the special security funds are part of the KfW Group’s strategic asset management.
Affiliated entities not included in the consolidated financial statements
Five affiliated entities, eleven associates, two jointly controlled entities and two special purpose entities (from restructuring in lending business) of minor significance to the presentation of the net assets, financial position and profit or loss of the KfW Group have not been consolidated; instead, they are shown in the balance sheet under Securities and investments or Loans and advances to customers and are measured in accordance with the relevant rules. These companies account for 0.1% of the balance sheet total of the KfW Group.
As part of the risk protection for IKB, KfW has made liquidity lines available to various special purpose entities of the conduit Rhineland Funding Capital Corporation, USA. These lines were drawn down successively until 28 January 2008. The provision of the liquidity lines has not resulted in any obligation for the special purpose entities to be consolidated by KfW because KfW did not exercise any “control” over the SPEs within the meaning of SIC 12. KfW did not obtain any power of disposal over the SPEs or over the assets in the SPEs as a result of providing the liquidity lines. KfW acted exclusively as the provider of capital within the framework of the conduit and did not have any independent decision-making rights with regard to the assets in the SPEs or with regard to the SPEs as such. After implementation of the restructuring of the conduit Rhineland Funding Capital Corporation, USA, KfW will gain power of disposal over the corresponding assets. These assets will be transferred to two new special purpose entities managed by KfW. The SPEs will be funded exclusively by KfW. The two SPEs will be consolidated in financial year 2008 upon transfer of the power of disposal over the portfolio.

Other disclosures on shareholdings
As a result of the understanding reached between the Federal Republic of Germany and the Commission of the European Union on the concept of legally independent promotional banks in Germany and the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) dated 15 August 2003, an agreement was reached to spin off all of KfW’s business activities that are subject to competition in the financial services sector into a credit institution under private law. The spin-off involved the business areas of corporate finance, loans for infrastructure projects, export loans, project and structured finance and short-term commercial finance.
Since 1 January 2008 KfW IPEX-Bank GmbH has been conducting its business operations as a legally independent credit institution. To this end an initial portfolio of loan receivables and the corresponding funds were transferred to the bank. KfW IPEX-Bank GmbH is a wholly-owned subsidiary and thus an affiliated entity of KfW.
A full listing of shareholdings has been made accessible in the electronic Federal Gazette (Bundesanzeiger).
Subsequent events (as at 2 April 2008)
With respect to the risk protection for IKB, KfW, in consistent application of its conservative valuation approach, treated the negative developments in the first quarter 2008 as an adjusting event after the balance sheet date (wertaufhellendes Ereignis). During the first quarter of 2008 the liquidity crisis has become considerably worse, default rates in the US subprime segment have risen, and property prices in the USA have dropped steeply. The revaluation of receivables against the special purpose entities of the financing conduit Rhineland Funding that was performed at the end of March 2008 has led to an increase in risk provisioning by EUR 1.8 billion to EUR 5.8 billion. The required changes in the consolidated financial statements and group management report have been made accordingly.

Statement by the Board of Managing Directors
The Board of Managing Directors of KfW is responsible for the preparation of the consolidated financial statements and the group management report. These comply with the requirements of the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and of the Standing Interpretations Committee (SIC) as applicable in the European Union. They are in accordance with the additional requirements of German commercial law pursuant to section 315a of the German Commercial Code (Handelsgesetzbuch/HGB).
To the best of our knowledge, and in accordance with the applicable accounting principles, the consolidated financial statements give a true and fair view of the net assets, financial position and profit or loss of the KfW Group, and the group management report includes a fair review of the development and performance of the business and the position of the KfW Group, together with a description of the principal risks and rewards associated with the expected development of the KfW Group.
Frankfurt am Main, 29 January 2008 / 2 April 2008
KfW

/s/ Dr. Günther Bräunig	/s/ Dr. Peter Fleischer	/s/ Dr. Norbert Kloppenburg

/s/ Wolfgang Kroh	/s/ Detlef Leinberger	/s/ Ingrid Matthäus-Maier
(Spokeswoman)

REPRINT OF THE AUDITOR’S REPORT
Having concluded our audit, as at 12 March / 2 April 2008 we offered the following unqualified auditor’s report thereon:
Auditor’s Report
We have audited the consolidated financial statements prepared by KfW, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the financial year from 1 January to 31 December 2007. The preparation of the consolidated financial statements and the group management report in accordance with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to section 315a (1) of the German Commercial Code and supplementary provisions of the Law concerning KfW (KfW Law) and By-Laws of KfW are the responsibility of the parent company’s Board of Managing Directors. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.
We conducted our audit of the consolidated financial statements in accordance with section 317 of the German Commercial Code and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer/IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and profit or loss in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the KfW Group and expectations as to possible misstatements are taken into account in the determination of auditing procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in the consolidated group, the accounting and consolidation principles used and significant estimates made by the Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.
Our audit has not led to any reservations.
In our opinion based on the findings of our audit the consolidated financial statements comply with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to section 315a (1) of the German Commercial Code and supplementary provisions of the KfW Law and By-Laws of KfW and give a true and fair view of the net assets, financial position and results of operations of the KfW Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the KfW Group’s position and suitably presents the risks and rewards associated with future development.
Frankfurt am Main, 12 March 2008 / 2 April 2008
PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Hans Struwe Wirtschaftsprüfer (German Public Auditor)	Christoph Theobald Wirtschaftsprüfer (German Public Auditor)

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Wolfgang Kroh
	Name:	Wolfgang Kroh
	Title:	Managing Director

By:	/s/ Detlef Leinberger
	Name:	Detlef Leinberger
	Title:	Managing Director

     Date: April 10, 2008